Form 20-F
period 2006-12-31
GAMING VENTURES plc
filed 2007-07-17
CIK 1370437

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[_] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-52163

                              GAMING VENTURES PLC
             (Exact name of registrant as specified in its charter)

                                   ISLE OF MAN
                 (Jurisdiction of incorporation or organization)

                      9 MYRTLE STREET, DOUGLAS, ISLE OF MAN
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
ORDINARY SHARES, NOMINAL VALUE BP 0.0001 PER SHARE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 32,315,698 ORDINARY SHARES, NOMINAL VALUE BP 0.0001 PAR VALUE PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

                               YES [_]     NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days:

                               YES [X]     NO [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large Accelerated Filer [_] Accelerated Filer [_] Non-Accelerated Filer [X]

Indicate by check mark which financial statements the registrant has elected to follow:

                           ITEM 17 [_]     ITEM 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [_]     NO [X]

                                TABLE OF CONTENTS

                                                                            PAGE

PART I

          Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS       6

          Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE                     6

          Item 3. KEY INFORMATION                                             6

          A. Selected Financial Data                                          6

          B. Capitalization and Indebtedness                                  8

          C. Reasons for the Offer and Use of Proceeds                        8

          D. Risk Factors                                                     8

          Item 4. INFORMATION ON THE COMPANY                                 15

          A. History and Development of the Company                          15

          B. Business Overview                                               15

          C. Organizational Structure                                        24

          D. Property, Plants and Equipment                                  24

          Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS               24

          A. Operating Results                                               26

          B. Liquidity and Capital Resources                                 27

          C. Research and Development, Patents and Licenses, Etc             28

          D. Trend Information                                               28

          E. Off - Balance Sheet Arrangements                                28

          F. Tabular Disclosure of Contractual Obligations                   28

          Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                 28

          A. Directors, Senior Management and Employees                      28

          B. Compensation                                                    29

          C. Board Practices                                                 29

          D. Employees                                                       30

          E. Share Ownership                                                 30

          Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS          30

          A. Major Shareholders                                              30

          B. Related Party Transactions                                      31

          C. Interests of Expert and Counsel                                 31

          Item 8. FINANCIAL INFORMATION                                      32

          Item 9. THE OFFER AND LISTING                                      32

          A. Offer and Listing Details                                       32

          B. Plan of Distribution                                            32

          C. Markets                                                         32

          D. Selling Shareholders                                            32

          E. Dilution                                                        32

          F. Expenses of the Issue                                           32

          Item 10. ADDITIONAL INFORMATION                                    32

          A. Share Capital                                                   32

          B. Memorandum and Articles of Association                          32

          C. Material Contracts                                              33

          D. Exchange Controls                                               34

          E. Taxation                                                        34

          F. Dividends and Paying Agents                                     38

          G. Statements by Experts                                           38

          H. Documents on Display                                            38

          I. Subsidiary Information                                          38

          Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT            39

          Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES    39

PART II

          Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES           39

          Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS                               39

          Item 15. CONTROLS AND PROCEDURES                                   39

          Item 16. RESERVED                                                  39

          Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT                         39

          Item 16B. CODE OF ETHICS                                           39

          Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                   39

          Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
                    COMMITTEE                                                40

          Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                    AFFILIATED PURCHASERS                                    40

PART III

          Item 17. FINANCIAL STATEMENTS                                      40

          Item 18. FINANCIAL STATEMENTS                                      40

          Item 19. EXHIBITS                                                  40

                                     PART I

     UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS ANNUAL REPORT TO THE "COMPANY" "US," "WE," AND "OUR" REFER TO GAMING VENTURES PLC. AND ITS CONSOLIDATED SUBSIDIARIES.

     OUR FINANCIAL STATEMENTS ARE PREPARED IN UNITED STATES DOLLARS AND IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. ALL REFERENCES TO "DOLLARS" OR "$" IN THIS ANNUAL REPORT ARE TO UNITED STATES DOLLARS.

     STATEMENTS IN THIS ANNUAL REPORT CONCERNING OUR BUSINESS OUTLOOK OR FUTURE ECONOMIC PERFORMANCE; ANTICIPATED REVENUES, EXPENSES OR OTHER FINANCIAL ITEMS; INTRODUCTIONS AND ADVANCEMENTS IN DEVELOPMENT OF PRODUCTS, AND PLANS AND OBJECTIVES RELATED THERETO; AND STATEMENTS CONCERNING ASSUMPTIONS MADE OR EXPECTATIONS AS TO ANY FUTURE EVENTS, CONDITIONS, PERFORMANCE OR OTHER MATTERS, ARE "FORWARD-LOOKING STATEMENTS" AS THAT TERM IS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND U.S. FEDERAL SECURITIES LAWS. WE URGE YOU TO CONSIDER THAT STATEMENTS WHICH USE THE TERMS "ANTICIPATE," "BELIEVE," "EXPECT," "PLAN," "INTEND," "ESTIMATE," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING-STATEMENTS. FORWARD-LOOKING STATEMENTS ADDRESS MATTERS THAT ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THESE STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO THESE DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE SET FORTH UNDER "ITEM 3D - RISK FACTORS", ITEM 4 -"INFORMATION ON THE COMPANY" AND ITEM 5 - "OPERATING AND FINANCIAL REVIEW AND PROSPECTS", AS WELL AS ELSEWHERE IN THIS ANNUAL REPORT AND IN OUR OTHER FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. EXCEPT AS REQUIRED BY APPLICABLE LAW, INCLUDING THE SECURITIES LAWS OF THE UNITED STATES, WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE ANY UPDATE OR REVISION TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT NEW INFORMATION, FUTURE EVENTS OR CIRCUMSTANCES, OR OTHERWISE AFTER THE DATE HEREOF. WE HAVE ATTEMPTED TO IDENTIFY SIGNIFICANT UNCERTAINTIES AND OTHER FACTORS AFFECTING FORWARD-LOOKING STATEMENTS IN THE RISK FACTORS SECTION THAT APPEARS IN ITEM 3.D. "KEY INFORMATION- RISK FACTORS."

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statement of operations data the period commencing July 11, 2006 (inception) to December 31, 2006 and the balance sheet data as of December 31, 2006 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft registered public accountant (Isr.) BDO member firm. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See "Item 5. Operating and Financial Review and Prospects."

                                                                                    PERIOD FROM INCEPTION
                                                                                     (JULY 11, 2006) TO
ONSOLIDATED STATEMENTS OF OPERATIONS DATA                                               DECEMBER 31,
                                                                                         -----------
                                                                                            2006
                                                                                         -----------
Revenues                                                                                 $   837,457
Cost of revenues                                                                              36,167
                                                                                         -----------

Gross profit                                                                                 801,290
                                                                                         -----------

Operating expenses:
  Research and development                                                                   696,310
  Selling and marketing                                                                      772,600
  General and administrative                                                                 133,658
                                                                                         -----------

TOTAL operating expenses                                                                   1,602,568
                                                                                         -----------

Operating loss                                                                               801,278

Financial expenses, net                                                                       69,388
                                                                                         -----------

Loss before Taxes on Income                                                                  870,666
                                                                                         -----------

Taxes on income (Note 7)                                                                           -
                                                                                         -----------

Minority interests in profits of subsidiaries                                                 24,374
                                                                                         -----------

Net loss                                                                                 $   895,040
                                                                                         ===========

Basic and diluted net loss per share                                                     $     0.028
                                                                                         ===========

Weighted average number of common stock used in computing basic and diluted net loss
   per share                                                                              32,315,698
                                                                                         ===========

Consolidated balance sheet data

                                 DECEMBER 31,
                                  ----------
                                     2006
                                  ----------

TOTAL assets                       1,542,719
                                  ----------

TOTAL liabilities                  4,202,275
                                  ----------

Total stockholders deficiency     (2,797,930)
                                  ----------

GOING CONCERN

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity. In their report to the shareholders dated July 17, 2007, which is part of the financial statements included under Item 18 of this annual report, our auditors stated that "the Company has suffered losses from operations and has negative cash flow from operations that raises substantial doubt about the Company's ability to continue as a going concern.

It is likely that we will need to raise additional working capital to fund our ongoing operations and growth. The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seeking additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following risk factors, among others, could materially affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. You should carefully consider the risks described below and elsewhere in this ANNUAL REPORT. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

                    RISKS RELATED TO ZONE4PLAY'S SHAREHOLDERS

THE TAX CONSEQUENCES OF THE CONTEMPLATED SPINOFF TRANSACTION ON ZONE4PLAY AND ITS SHAREHOLDERS ARE UNCERTAIN.

Zone 4 Play, Inc., a Nevada corporation and our parent company ("Zone4Play") disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006 that it intends to declare a dividend of our shares on a one-for-one pro rata basis to the shareholders of Zone4Play as of a record date to be determined by the Zone4Play Board of Directors. When a U.S. corporation distributes property to its shareholders, there are potentially two levels of U.S. tax: (i) a corporate level tax; and (ii) a shareholder level tax.

To the extent that the fair market value of the property distributed exceeds the distributing corporation's tax basis in that property, gain is recognized by the corporation under Internal Revenue Code Section 311(b).

Under Code Section 301(c), a distribution of property by a U.S. corporation to its shareholders is first treated as a taxable dividend to the extent of the distributing corporation's current or accumulated earnings and profits ("E&P") ; then as a return of basis; and then as capital gain. Current E&P is "created" when a U.S. corporation recognizes a Code Section 311(b) gain.

Under these rules, if at the time of the spinoff transaction contemplated above, our shares have a fair market value of zero (i.e., the value of our multi-player tournament blackjack software (the "BJ Software") does not exceed the value of our indebtedness), there should be no corporate level tax from the spinoff. However, the value of the BJ Software is subject to a possible upward adjustment by the Internal Revenue Services ("IRS") and the value of our indebtedness is subject to a downward adjustment by the IRS. Either of such adjustments would cause our shares to have a value, and that could cause Zone4Play to recognize a capital gain on the spinoff under Code Section 311(b). Such "Code Section 311(b) gain" would be taxable to Zone4Play to the extent its net operating loss carry forwards were not sufficient to offset such capital gain. Even if Zone4Play's net operating carry forwards are sufficient to offset the Code Section 311(b) gain, the Zone4Play shareholders could be treated as receiving a taxable dividend if our company's share are found to have value. Such taxable dividend would subject to U.S. withholding tax to the extent paid to non-U.S. shareholders.

THERE IS NO PUBLIC MARKET FOR OUR SHARES AND IF THERE IS A SPIN OFF OF OUR SHARES TO ZONE4PLAY'S SHAREHOLDERS THEY MAY HAVE DIFFICULTY SELLING OUR SHARES.

Currently, our ordinary shares are not traded on any exchange. Therefore, there is no market for our ordinary shares and we cannot assure you that a market will ever develop or be maintained or that our ordinary shares will be traded on any exchange or bulletin board. As a result, it will be difficult or impossible for our shareholders to sell our ordinary shares.

                      GENERAL RISKS RELATED TO OUR BUSINESS

NO OPERATING HISTORY MAKES OUR FUTURE SUCCESS UNCERTAIN.

We have a brief operating history. In 2006, we began our business of developing, commercializing and marketing games software and technologies. We are continuing to develop our business, enhance and extend our product suite and build our organization. Our brief operating history makes our success uncertain. As a result of our brief operating history, it is difficult to accurately forecast our revenues, and we have limited meaningful historical financial data upon which to base planned operating expenses and new business revenue.

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity. In their report to the shareholders dated July 17, 2007, which is part of the financial statements included under Item 18 of this annual report, our auditors stated that "the Company has suffered losses from operations and has negative cash flow from operations that raises substantial doubt about the Company's ability to continue as a going concern.

It is likely that we will need to raise additional working capital to fund our ongoing operations and growth. The amount of our future capital requirements depends primarily on the rate at which we increase our revenues and correspondingly decrease our use of cash to fund operations. Cash used for operations will be affected by numerous known and unknown risks and uncertainties including, but not limited to, our ability to successfully market our products and services and the degree to which competitive products and services are introduced to the market. As long as our cash flow from operations remains insufficient to completely fund operations, we will continue depleting our financial resources and seeking additional capital through equity and/or debt financing. If we raise additional capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain rights, preferences or privileges that are senior to those of our common stock.

There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company.

WE HAVE A NET ASSETS DEFICIENCY, AND THERE IS NO ASSURANCE THAT PROFITABLE OPERATIONS, IF ACHIEVED, CAN BE SUSTAINED.

At December 31, 2006, we had an accumulated deficit of $3,145,040. We currently have a net assets deficiency. Furthermore, our auditor stated in its report filed under Item 18 to this annual report that "the Company has suffered losses from operations and has stockholder's deficiency that raise substantial doubt about the Company's ability to continue as a going concern."

INABILITY TO MANAGE GROWTH MAY ADVERSELY AFFECT OUR BUSINESS.

We may be unable to manage growth successfully, which could adversely affect our business.

BECAUSE WE OPERATE IN MULTIPLE INTERNATIONAL MARKETS, WE MAY BE SUBJECT TO RISKS, WHICH OFTEN CHARACTERIZE INTERNATIONAL MARKETS, INCLUDING:

Potentially weak protection of intellectual property rights;

Economic and political instability;

Import or export licensing requirements;

Trade restrictions;

Difficulties in collecting accounts receivable;

Longer payment cycles;

Unexpected changes in regulatory requirements and tariffs;

Seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

Fluctuations in exchange rates; and

Potentially adverse tax consequences.

THE LOSS OF OUR KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT OUR BUSINESS.

Currently, we depend on a relatively small number of key employees of our parent company, Zone4Play, especially, Uri Levy Zone4Play's Chief Financial Officer and Acting Chief Executive Officer who serves as our Chief Executive Officer and Chief Financial Officer, the loss of any of whom could have an adverse affect on the financial performance of our business. Even though Zone4Play has employment agreements with certain of these employees, it cannot assure us that they will continue their service with us.

IF WE ARE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL, OUR BUSINESS AND FINANCIAL RESULTS WILL BE NEGATIVELY AFFECTED.

Our success depends to a significant extent on our ability to identify, hire and retain skilled personnel. The software industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with technical, marketing, sales, product development and management skills. In the future, once the contemplated spinoff of our shares by Zone4Play takes place, we expect to put in place an independent management team. We may not be able to attract and retain skilled personnel to work for us or may incur significant costs in order to do so. If we are unable to attract qualified employees or retain the services of key personnel, our business and financial results could be negatively impacted.

OUR OPERATING RESULTS ARE LIKELY TO BE DIFFICULT TO PREDICT AND ARE LIKELY TO FLUCTUATE SUBSTANTIALLY.

Our operating results are likely to fluctuate significantly due to a variety of factors, many of which would be outside of our control. Factors that may harm our business or cause our operating results to fluctuate include the following:

The ability of customers to obtain players and grow their online gaming business;

The mix of games and other products developed by us;

Our inability to obtain customers and strategic partners;

Our inability to adequately maintain, upgrade and develop our technologies;

Technical difficulties with respect to the use of our software;

The ability of our competitors to offer new or enhanced games technologies, services or products; price competition;

Adverse regulatory developments in the business of games for pay;

Our inability to license additional games from third parties; and

The amount and timing of operating costs and capital expenditures relating to commercializing our technologies.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

A significant portion of our business will be conducted outside the United States. Although a majority of our revenues is transacted in U.S. Dollars, we are exposed to currency exchange fluctuations in other currencies such as the British Pound Sterling (BP) and the New Israeli Shekel (NIS). Moreover, a portion of our expenses in Israel and the United Kingdom are paid in the local currency, which subjects us to the risks of foreign currency fluctuations. In the future, we may use derivative instruments in order to try to minimize the effects of currency fluctuations, but any hedging positions may not succeed in minimizing our foreign currency fluctuation risks.

IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS, OUR DIRECTORS AND US.

All of our executive officers and directors are non-residents of the United States, and virtually all of our assets and the assets of these persons are located outside the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us as an Isle of Man company or any of these persons who are all currently residents of the State of Israel.

There is also doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

- adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

- the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

- the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

- the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

- an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

- the U.S. court is not prohibited from enforcing judgments of Israeli courts.

The Isle of Man is an internally self-governing dependent territory of the British Crown and is politically and constitutionally separate from the United Kingdom.

The Island has its own legal system. The Manx legal system is based upon the principles of English law shared by most commonwealth countries.

There is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the courts of the United States. However, under Isle of Man common law, a foreign judgment in personam given by the court of a foreign country with jurisdiction to give that judgment may be recognized and enforced by an action for the amount due under it provided that the judgment:
(i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

A foreign judgment would not be enforced by an Isle of Man Court without a re-trial or re-examination of the matters thereby adjudicated upon if such judgment were obtained by fraud or in a manner contrary to natural justice or if the enforcement thereof were contrary to Isle of Man public policy and such enforcement may also be withheld if the relevant judgment were not a final and conclusive money judgment, being both unrelated to taxation and free of conflict with any other judgment in the same cause of action.

The Isle of Man courts will render judgments for a monetary amount in foreign currencies, but the judgment will be converted into sterling for enforcement purposes. Foreign currency amounts claimed in an Isle of Man liquidation must be converted into sterling at the rate prevailing at the commencement of the liquidation.

POSSIBLE SHARING OF OUR CONTROL OF RNG WITH GOLDEN PALACE MAY MAKE IT MORE DIFFICULT TO MAKE CERTAIN STRATEGIC AND OPERATIONAL DECISIONS.

We might have to share our control of RNG with Golden Palace Ltd. ("Golden Palace"), if Golden Palace exercises its option under the agreement dated September 14, 2006 entered with us and RNG, to acquire additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by us) pursuant to the terms of this agreement. Such a sharing of control may make it more difficult to make certain strategic and operational decisions if the parties disagree about such matters.

                         RISKS RELATED TO OUR TECHNOLOGY

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY BE ABLE TO USE OUR TECHNOLOGY, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO COMPETE IN THE MARKET.

Our commercial success will depend in part on our ability to obtain and maintain patent protection on our BJ Software and other products and technologies and successfully defend these patents and technologies against third-party challenges. In particular, Zone4Play has developed a patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office. There is no certainty that such application will be approved. In addition, even if such application is approved, it may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Patents we use may be challenged or invalidated or may fail to provide us with any competitive advantage. Moreover, in certain parts of the world, such as in China, western companies are adversely affected by poor enforcement of intellectual property rights.

OUR ABILITY TO LICENSE OUR TECHNOLOGY WILL BE ADVERSELY AFFECTED IF OUR TECHNOLOGY'S SECURITY MEASURES FAIL.

Our technologies incorporate security and authentication protections designed to allow licensees to protect certain personal information of players, such as credit card numbers, player information and player account balances. We cannot predict whether events or developments will result in a compromise or breach of the technology we will use to protect a player's personal information. If the security measures in our software fail, licensees may lose many customers and our ability to license our technologies will be adversely affected.

Furthermore, the servers and computer systems of licensees may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could disrupt their operations and their ability to pay licensing fees. Any material failure of such systems may have a material affect on our business. We may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches.

ERRORS OR DEFECTS IN OUR SOFTWARE PRODUCTS COULD DIMINISH DEMAND FOR OUR PRODUCTS AND REDUCE OUR OPERATING RESULTS.

Our software products are complex and may contain errors that could be detected at any point in the life of the product. We cannot assure you that errors will not be found in new products or releases after shipment. This could result in diminished demand for our products, delays in market acceptance and sales, diversion of development resources, injury to our reputation or increased service and warranty costs. If any of these were to occur, our operating results could be adversely affected.

OUR PRODUCTS MAY NOT ACHIEVE MARKET ACCEPTANCE.

Poor market acceptance of our products or other unanticipated events may result in lower revenues than anticipated, making anticipated expenditures on development, advertising and promotion not feasible. Initially, our success may be limited by our limited experience in marketing online gaming technologies, its limited international marketing experience and its lack of brand recognition.

Our BJ Software licensing fees revenue model will be dependent upon the revenues of our customers. If our technology and games are not widely accepted by our future customers' subscribers, our financial condition and results of operations will be materially and adversely affected.

We expect to enter into agreements with our new customers under which they offer our applications to subscribers and we receive a percentage of our customers' related revenues. The subscribers are charged a one-time, monthly or per-use subscription fee for the application. It is expected that our customers will retain a percentage of the fee and remit the balance to us. If or technology and games are not widely accepted by our customers' subscribers, our financial condition and results of operations will be materially adversely affected.

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT OUR FUTURE REVENUES AND PROFITABILITY.

The software industry is subject to rapid technological change. We will need to anticipate the emergence of new hardware and software technologies, assess their market acceptance, and make substantial development and related investments. New technologies in software programming or operations could render our technology obsolete or unattractive to our customers, thereby limiting our ability to recover development costs and potentially adversely affecting our future revenues and profitability.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE
COMPETITORS.

The interactive games industry is new, rapidly evolving and intensely competitive. The competition among developers of games software is increasing rapidly. Currently, we compete with a number of competitors, many of which have similar product offerings. Many of our competitors have substantially greater financial, marketing and other resources than us and offer a broader range of services than us. Some of our competitors have longer operating histories and have established customer relationships. The possibility of the very largest software providers entering into new markets is always a competitive threat in the software industry. Many of these software providers are known for their aggressive marketing tactics.

Our competitors may be able to develop technologies more effectively or may be able to license their technologies on more favorable terms given their larger customer base. Competitors may also adopt more aggressive pricing or licensing policies than us, which may hinder our ability to penetrate the market and license our technologies.

In addition, increased competition is likely to result in price reductions, reduced gross margins and an increased number of competitors competing for market share, any of which could seriously harm our ability to generate revenues and our results of operations. We expect competition to intensify in the future because current and new competitors can enter our market with little difficulty, and our competitors may sell their software at reduced prices.

OUR PRODUCTS WILL BECOME OBSOLETE IF WE DO NOT UPGRADE AND IMPROVE OUR PRODUCTS AND DEVELOP NEW TECHNOLOGIES

The success of our products and our ability to sublicense our technologies and to develop a competitive advantage in the market will depend on our ability to improve our products and develop new and innovative technologies. Our operations will be at risk if our products are not continually upgraded and improved. The high technology industry is characterized by a consistent flow of new product and service offerings, which may render existing products and services obsolete.

OUR SUCCESS DEPENDS ON OUR ABILITY TO PREVENT OTHERS FROM INFRINGING ON OUR TECHNOLOGIES.

Our success is heavily dependent upon proprietary technology. To protect our proprietary technology, we rely principally upon copyright and trade secret protection. There can be no assurance that the steps taken by us in this regard will be adequate to prevent misappropriation or independent third-party development of our technology. Further, the laws of certain countries in which we intend to license our technologies or products may be inadequate to protect us. We do not include in our software any mechanism to prevent or inhibit unauthorized use, but we generally require the execution of an agreement that restricts unauthorized copying and use of our products. If unauthorized copying or misuse of our products were to occur, our business and results of operations could be materially adversely affected.

While the disclosure and use of our proprietary technology, know-how and trade secrets are generally controlled under agreements with the parties involved, we cannot assure you that all confidentiality agreements will be honored, that others will not independently develop similar or superior technology, that disputes will not arise concerning the ownership of intellectual property, or that dissemination of our proprietary technology, know-how and trade secrets will not occur.

INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND COULD IMPAIR OUR BUSINESS.

We believe that our BJ Software and technology do not infringe patents or other proprietary rights of third parties. There can be no assurance, however, that third parties will not claim that our current or future products infringe such rights of third parties. We expect that software developers will increasingly be subject to such claims as the number of products and competitors providing games software and services grow and overlap occurs. Any such claim, with or without merit, could result in costly litigation or require us to enter into royalty or licensing agreements in order to obtain a license to continue to develop and market the affected products. There can be no assurance that we would prevail in any such action or that any license (including licenses proposed by third parties) would be made available on commercially acceptable terms, if at all. If we become involved in litigation over proprietary rights, it could consume a substantial portion of our managerial and financial resources, which could have a material adverse effect on our business and financial condition.

                       RISKS RELATED TO LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Initially, our principal offices and operations will be located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's relationship with its Arab citizens and several Arab countries. Such ongoing hostilities may hinder Israel's international trade relations and may limit the geographic markets, where we can sell our products. Furthermore, the United States Department of State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Furthermore, since July 2006 there have been hostilities between Israel and the Hezbollah terrorist organization operating in Lebanon, and the north of Israel has been hit by rockets launched from Lebanon. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF PERSONNEL TO PERFORM MILITARY SERVICE.

Our operations could be disrupted by the absence for significant periods of one or more of Zone4Play's executive officers, key employees or a significant number of other employees because of military service. Some of Zone4Play's executive officers and male employees in Israel who are providing services to us are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual's age and prior position in the army. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. It is possible that some of these employees may be called for service given the recent hostilities between Israel and Lebanon. Any disruption in operations as the result of military service by key personnel could harm our business.

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts such as the confidentiality of certain commercial information or a company's intellectual property. In the event that any of Zone4Play's employees, or our future employees, chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of such former employees if we cannot demonstrate to the court that a former employee breached a legitimate interest recognized by a court and that we suffered damage thereby.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Zone4Play. Zone4Play's shares are quoted on the over-the-counter bulletin board in the US. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at 9 Myrtle Street, Douglas, Isle of Man, and our telephone number is (44) 1624620711. On July 12, 2006, we entered into an agreement with Zone4Play's wholly owned subsidiary, Zone 4 Play, Inc., a Delaware corporation ("Zone4Play DE") under which all right, title, and interest in its intellectual property rights and assets related to its BJ software on a "going concern" and "as is" basis, were exchanged for a promissory note in the principal amount of $2.25M. According to an agreement between us and Zone4Play DE, we purchased from Zone4Play DE all right, title and interest in its intellectual property rights and assets related to its newly developed BJ Software on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The purchase price was based on an appraisal report made by an independent appraiser. This promissory note has a term of five years. Principal is payable in five equal annual installments of $450,000 and carries annual interest of Libor +1.5%. The note is secured by a Debenture and Equitable Share Charge between Zone4Play DE and us. Zone4Play DE has a lien on all of our assets including our shares in our subsidiaries.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and research and development arm, RNG Gaming Limited, an Isle of Man company ("RNG"), under which we have assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG.

On September 25, 2006 we signed with Zone4Play a promissory note in the principal amount of $2 million in effect for 2 years (24 months). Principal shall be paid in one (1) installment and will bear interest of $US Libor +1.5% per annum. The note will be secured by a Debenture and Equitable Share between Zone4Play and us. Zone4Play intends to have a lien (with priority over Zone4Play
DE) on all of our assets including our shares in our subsidiaries.

We have two operating subsidiaries: RNG and Get21 Limited, an Isle of Man company ("Get21")

The purpose of RNG is to exploit the BJ Software and related intellectual property and further develop this software and potentially other gaming software. RNG's business model is to license its software to third parties in exchange for revenue shares and license fees.

On September 14, 2006, Gaming, RNG, and Golden Palace entered into an agreement, which was amended on January 10, 2007, under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a public traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than $4,000,000 by third parties, at a company valuation of $18,000,000. We currently hold 80% of RNG's share capital, and we consolidate its financial statements in which the minority interest represents Golden Palace's current holdings. We have recorded the call option granted to Golden Palace as a derivative in the long -term liability section. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary" (EITF 00-6).

On October 31, 2006, RNG and Golden Palace entered into a software license agreement under which RNG has granted Golden Palace a non transferable, limited license to use, perform, present and operate RNG's BJ Software for the purpose of displaying, managing and operating online gaming according to the terms and conditions of the agreement. In return, Golden Palace has agreed to pay RNG a total of $1,000,000 in license fees, integration costs, technical support fees and advanced royalty fees, as well as additional royalty fees equal to 15% of the fees charged by Golden Palace from players who participate in the blackjack game.

Get21's business model was to provide marketing services related to the BJ Software business and potentially other games. Get21 has used Golden Palace for the full operation of the service which includes payment, processing, customer support, fraud and collusion prevention and other services.

On November 9, 2006, Get21 and Golden Palace entered into a sublicense and software agreement under which Golden Palace granted Get21 a world wide, non exclusive, non transferable sublicense to user interface portion of the multiplayer blackjack and poker gaming software ("Player Software") and to grant players the right to use the Player Software. According to the terms of the agreement, Get21 is responsible for performing all marketing and promotional functions with respect to bringing players through the URL web address www.get21.com and www.get21poker.com ("URL") to online gaming multiplayer blackjack and poker rooms ("Gamerooms") which are operated by Golden Palace. Get21 and Golden Palace shall share the revenues generated from players who played in the Gamerooms through the URL according to the terms specified in the agreement.

Effective July 15, 2007, we have decided to cease the marketing services provided for gaming applications marketing activities through our subsidiary Get21 due to cash flow difficulties.

Currently, we (including our two subsidiaries) receive all administrative services, including management, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play's wholly owned subsidiary, Zone4Play (Israel) Ltd. ("Zone4Play Israel") pursuant to a services agreement. The consideration to be paid by us on a monthly basis to Zone4Play Israel for these services is based on Zone4Play Israel's cost plus a 10% of the cost.

B. BUSINESS OVERVIEW

Through our subsidiaries we entered the online gambling business, initially with our proprietary blackjack software game based on the BJ Software. We intend to license our blackjack software to owners of other gambling websites. The only website that we own to date is www.get21.com, the content of which is not part of this ANNUAL REPORT. This website was closed effective July 15, 2007 and at that time we ceased our marketing activity due to cash flow difficulties.

ONLINE GAMBLERS

Through our subsidiary Get21 we generated new players through both online and offline marketing techniques, including an extensive affiliate program through which we gave incentives to third parties to direct new players to our website by paying such marketing partners either a fixed amount or a share of our revenues generated from each such referral.. The third party was paid certain percentages of any revenues generated by the third party referred players at such third party gaming site in a given month.

All support functions, including the provision and maintenance of gaming software, payment processing, technical support and back-office management have been provided by the gaming operator (e.g. Golden Palace). We derived our revenues from our entitlement to a percentage of the amount withheld by the operator from the total amount bet on each hand in a game, less certain deductions. The total amount withheld is called the Rake. The Rake varies between one per cent and ten per cent of the amount bet on each hand played. We were notified daily of the amounts owed to us in respect of the active players introduced by us or by our affiliates, and the respective receivables will be transferred by the operator to our bank account on a monthly basis. Effective July 15, 2007, we have decided to cease the marketing services provided for gaming applications marketing activities due to cash flow difficulties.

Our revenues in 2006 were derived from the license agreement by our Subsidiary RNG with Golden Palace and from the marketing services provide to Golden Palace, licensing our blackjack software to licensees and charging setup fees and a revenue share based on a percentage of the licensee's net revenue. Currently we have one customer, Golden Palace, pursuant to a license agreement that was signed on October 31, 2006.

OUR STRATEGY

Our mission is to be one of the leading gaming companies in our field through our innovative technology. We believe that the global online gaming market will continue to grow rapidly, helped by the increasing penetration of Internet and broadband Internet, increasing customer demand for online games, greater television exposure and increasing investment by industry players in product development, new payment processing methods, customer support and marketing.

OUR KEY STRATEGIES INCLUDE THE FOLLOWING:

     o    Promote and develop our multi-player blackjack tournament application.

     o    License our software to third parties.

OUR COMPETITIVE STRENGTHS

Our competitive strengths include the following:

     o Owning our own blackjack software so that it is not dependent on other software providers.

     o    Experience in the gaming software development market.

     o    Unique, patent pending peer to peer ("P2P") blackjack offering.

OUR PRODUCTS AND TECHNOLOGY

Our BJ Software was developed by Zone4Play. Zone4Play specializes in the development of software solutions for the interactive gaming industry. Through our wholly owned subsidiary, RNG, as well as through Zone4Play, we continued developing the BJ Software. Zone4Play has developed a pending patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office.

OUR BLACKJACK GAME

Blackjack's simple rules and extremely visible play permit players to enter the game with little knowledge. At the same time, the unique blackjack tournament rules add skill elements to the traditional blackjack game and therefore attract professional and savvy players who implement complicated gaming strategies.

One of the unique aspects of our P2P application is that it allows for constant gaming opportunities and nonstop blackjack online events. A game is available whenever a player is looking for one. Players do not play against the house - players compete against each other allowing the most skillful player to win. Once a set number of players arrive, the game begins. Multi-table tournaments consist of a number of 5-player tables, allowing bigger prizes and a more exciting tournament.

We developed the BJ Software with the assistance of professional blackjack players. We believe that our new multi-player blackjack application may be an attractive product for major online casinos and sports books. Our blackjack product is the first on the market to combine a full range of multi-player blackjack games: Multi-table Sit & Go tournaments; Single table Sit & Go Tournaments; Heads-Up Blackjack; Blackjack Shootout tournaments; and daily Blackjack Special Tournaments.

Each player has to pay the same amount of money, "a buy-in", and the house fee in order to register for the game. The players choose the game with the amount of rounds they prefer and enter the table. All players receive an equal amount of chips. The chips are used as counters and are accumulated by beating the computer-generated dealer's hand. Each player determines the amount of chips to bet in every hand. The player who accumulates the most chips wins the pot.

COMPETITION

GAMING SOFTWARE PROVIDERS

Some of the leading software and system providers in the online gaming industry operate their own gaming websites while still providing their proprietary gaming systems to other operators. There are about 90 proprietary gaming systems offered by some 120 software and system providers; however, the market is dominated by 15 leading software vendors, including WorldGaming, MicroGaming, Playtech, RealTime Gaming, Boss Media, and others.

Major software vendors may provide their proprietary gaming platforms to dozens of operating websites simultaneously and have been offering a range of services including: gaming software, customer support, back office systems, and payment processing and hosting, allowing vendors to offer solutions ranging from specific software to `plug and play' gaming platforms.

For small to mid-size operators, in-house development is usually inefficient; therefore, in these cases, software licensing may often be the most appropriate solution.

Using standard gaming engines that can be customized to client needs allows the software vendors to offer their customer a distinctive user interface and different `skins'. Although most competitors seek to offer new and innovative games, there are practically only a few new games in the industry. The reason is that most of the software vendors choose to get more market share by adding new operators while focusing on developing back office functionalities, service and support to its operators.

Vendors generate revenue streams through software and support licensing as well as customization, payment processing, hosting and other services that are partly fixed but are mainly calculated as a percentage of each licensee's level of activity.

P2P blackjack is a new concept that has been introduced by few operators, including: Global Player Casino, Game Account (a skill game company), blackjack.com, and RiverBelle Casino. All of these websites offer different kinds of multi-player blackjack, but none of them offers a tournaments blackjack application.

MARKET SIZE AND GROWTH

Industry sources estimate that the global revenues of "brick-and-mortar casinos" were $70 billion in 2004 and are expected to grow to $100 billion by 2009. With additional revenues coming from sports betting and lotteries, the gaming market generated an estimated $247 billion in 2004 and is expected to reach revenues of over $300 billion by 2009. With $10 billion in revenues, the online gaming market is estimated to have generated 4.6% of the global betting market revenues in 2005 and is predicted to reach 7% of market revenues by 2009. Gaming market revenues are expected to keep growing at a compound annual growth rate (CAGR) of 5% in coming years, while the online gaming market is expected by industry sources to grow at a much more rapid pace of 20% to 25% to accumulate to an estimated market size of $23 billion in 2009.

The online gaming market is divided into segments according to game types, reflecting different gamer characters and tastes; however, some of the market segments, such as blackjack, attract gamers of different gaming choices.

The P2P emerging segment, which currently includes mostly poker, is predicted to grow from a market share of 22%, which reflects $1.44 billion in year 2005, to 38% and $9 billion by year 2009. (Poker reflects $6 billion.) Poker operators are now targeting more casual gamers which are considered the mass market. As more casual gamers and less affluent nations enter the poker players market ARPC (Average Revenue Per Customer) per annum is expected to fall from an average of $762 in 2004 to $619 in 2008. Consequently, poker operators are constantly looking for new ways to attract casual players (U.S. and non-U.S. players) to the international P2P networks on the one hand, while increasing the ARPC on the other hand.

P2P blackjack is simpler and more intuitive than poker and therefore may be more attractive to casual gamers who do not play online poker.

Blackjack is the most popular casino game outside of the U.S. As part of the poker network efforts to diversify their client portfolio risk, networks adjust their offerings to new non-U.S. markets. Introducing another P2P game which shares the proven poker revenue model on the same poker network is expected to increase ARPC and allow network operators to better compete in the player acquisition market. Better ARPC means more revenue sharing affiliate marketing partners and better marketing budgets. These factors promote growth in the particular P2P network. High network liquidity is the principal factor to generate player trust and player interest. P2P poker showed a compound annual growth rate of more then 334% in the four years since it emerged as an independent market segment. We believe that blackjack has the potential to be the most popular P2P game after poker.

The online gaming market is one of the fastest-growing and most profitable online businesses. It has experienced rapid growth in recent years, fueled by the growth of broadband penetration throughout the world, increasing consumer confidence in the safety and security of online payment systems, increasing customer demand, and ongoing investments by online gaming operators in product development and marketing.

Online gaming has a number of advantages for players: it is convenient and easily accessible at any time, day or night, and relatively anonymous. Casino websites provide a wide variety of games, including free-play games that encourage players to experience online gaming for the first time. According to an industry research report, the worldwide market for online gaming has grown from virtually no revenue in 1995 to approximately $6 billion in 2003 and increased to over $8 billion in 2004. Forecasters expect this market to grow by an additional 20% to 25% in each of 2005 and 2006. According to one specialist gaming consultancy, the online gaming market will continue to grow rapidly in the coming years, reaching $15 billion in 2007 and $22 billion in 2009.

ADVANTAGES OF MULTI-PLAYER BLACKJACK

We believe that the multi-player blackjack concept offers unique advantages to players over traditional online blackjack games:

In today's competitive online gaming marketplace it is often difficult to differentiate between online gaming websites. Most of the leading websites offer games that were developed by the same several gaming software providers and therefore have similar product and service offerings and provide a similar online gaming experience. We plan to offer players a new gaming concept that will clearly differentiate our gaming offerings from those of other websites that offer traditional online games. Every player will be expected to put forward the same amount of money into the pot. The "house" will only be taking a fee - "Rake". After predetermined number of "hands", the winner will receive the whole pot. We believe that marketing affiliate partners that constantly look for new gaming product offerings for their players' traffic will find the new P2P blackjack gaming application attractive.

We believe the P2P blackjack gaming application is attractive for several reasons.

THE PSYCHOLOGICAL DIMENSION. Casino players, both offline and online, face the inevitable statistical risk of `house odds'. Even players that gain short term profits face this statistical fact and realize that if they continue to play, they will, as a statistical matter, face likely losses to the house. As a result, the psychological threshold that is associated with typical casino games in general, and traditional blackjack in particular, significantly affects the degree of player's motivation to keep playing (and to lose) money. In the P2P blackjack concept, where players play against each other, we believe that the psychological barriers may be much lower. In contrast with traditional casino blackjack, there is no inherent axiom in P2P blackjack that `the house always wins'. We believe that this fact can contribute to changes in traditional gaming patterns and players' gaming motivation. Consequently, we believe that P2P blackjack will increase the direct acquisition ratio of real money blackjack players, and will provide a better conversion ratio of "play for fun blackjack" players to real money players.

HIGHER REWARDS FOR SKILLED PLAYERS. We believe that another major advantage of the P2P concept is that this forum may yield potentially higher wins for skilled players. In a multi-player environment skilled players can generally find different opponents, which may afford the opportunity to earn tournament prizes that are more advantageous than those offered by traditional `dealers'. As a result, we believe that the multi-player blackjack game can offer significant economic incentives to skilled players that can not be found in traditional online casino websites.

FUN. Another major benefit of the multi-player concept, as compared to traditional blackjack applications involving an official dealer, is the increased potential opportunities afforded to players who desire human interaction as part of their online gaming experience. In contrast to the traditional online blackjack experience, which typically is arranged as a `game against a machine', the multiplayer environment connects different human players who share similar objectives. We believe that this can add a unique interactive flavor to the game, including the allowance of emotional expressions, an interchange of ideas and strategies, personal preferences, mistakes, and other forms of communication typically absent from the traditional dealer-based game.

ONLINE CASINOS

Online casinos are operating in various regions throughout the world. Based on figures obtained from an industry source, there were 1,200 online casino websites in 2004.

Online casinos offer table games, card games and slots and have been working with system developers to increase their portfolio of games to continually attract new players. Operators and system providers have been collaborating to create more advanced person-to-person play capabilities, security features and standards, and new games to keep players coming to the websites.

Online casinos offer players 24/7 online play, and offer high returns on capital for operators, as they do not require glitzy bricks and mortar facilities, and can be based in tax-free jurisdictions. Thus, they can, typically, afford much higher payouts, usually 96%-98% compared with 88%-90% at land-based casinos.

According to market research, the online casino market is worth approximately U.S.$3 billion excluding poker (2004) and has been evolving for ten (10) years. It accounts for less than 5% of global land-based revenue and still offers future potential upside in growth.

The demographic of casino players is typically males and females between the ages of 25-54. The demographic varies with the type of game being played, with females typically playing games such as slots and males playing games such as blackjack.

The online casinos market is highly competitive and payout ratios can easily be compared on certain web websites that present industry statistics. Moreover, there is significant overlap between casino operators, as players often maintain casino accounts with more than one casino operator and switch between casinos. The operators aim to improve `stickiness' by offering, among other incentives, unique and advanced games, generous bonuses and bigger jackpots.

The business model for online casinos bears significant similarities to that utilized by other online gaming websites. As a general rule, most website operators do not develop their own proprietary software and purchase turnkey software packages from dedicated software companies. Turnkey software packages enable online gaming operators to create and maintain uniquely branded websites without needing the time and money required to develop proprietary technology. Many software providers offer turnkey solutions that include everything from marketing tools and customer service components to payment transaction system, and back office applications.

Many of such gaming operators focus most efforts on marketing and branding for the purpose of recruiting new players for the casino and retaining existing casino players (which are considered key factors to online casino's success). This process is integral to the development of the casino, as the development of a strong and highly recognized brand creates awareness, increases barriers to entry for competitors, and increases market trust in the operator's website. In addition, website operators typically sign a contract with a casino software provider for service and maintenance of the casino software. Contracts between gaming software providers and gaming websites are normally premised on the website operator's payment of setup fee to the gaming software provider and a revenue share from the net revenue of the operator, which ranges between 15% and 30%.

Additional players in the online casino market are the online financial service providers who collect and hold customer money on account for use in the casino. Like the gaming software providers, the online financial service providers receive a percentage of revenues from the website operators. In addition, many of such financial service providers also charge transaction fee for every transaction. When players choose to log into a "Real Money" casino account for the first time, they are required to establish a personal casino account with the gaming operator. Soon afterwards they will be directed to the casino cashier, where they will be guided through the deposit process. Once the player deposit attempt is successfully completed, dedicated funds will be charged to the players gaming account and the player will be able to place a bet in one of the casino games.

Leading online casinos are Casino-on-net (888.com), Golden Palace, InterCasino, Lucky Nugget, RiverBelle, Starluck Casino, Club-Dice Casino and others.

GOVERNMENT REGULATION

We and our licensees are subject to applicable laws in the jurisdictions in which we operate. At the present time, our only licensees hold gaming license to operate Internet gaming sites from Kahnawake Gaming Commission, Mohawk Territory of Kahnawake, Canada. Some jurisdictions have introduced regulations attempting to restrict or prohibit Internet gaming, while other jurisdictions have taken the position that Internet gaming is legal and have adopted or are in the process of considering legislation to regulate Internet gaming.

The gaming industry is prohibited or restricted in some countries and highly regulated in others. In a number of countries the legal position is uncertain. In general terms, it is possible that, subject to the courts in the relevant countries being able to establish jurisdiction, online gaming and our activities in relation to it do or may constitute (in a manner and to a degree which varies between countries) a breach of the applicable criminal and/or civil legislation in the countries of residence of our registered players. This may potentially expose us, and/or our officers and directors, to fines and other sanctions (including imprisonment). That is why, we do not intend to directly target individuals residing in the United States and will mainly target online markets in Europe. We have no control over where and to residents of which country third party operators to which we may license the BJ Software, market their games or otherwise conduct operations, which can be all over the world.

Although the regulatory regime for land-based gaming operations is well-established in many countries, the gaming laws in such countries will not necessarily have been amended to take account of the internet, and the ability to offer gaming services online. Consequently, there is uncertainty as to the legality of online gaming in most countries. In several countries local regulators are willing to license and regulate local and often state-owned operators, but prohibit foreign operators, in some cases possibly to protect the tax and gaming revenues of the relevant government. Authorities in certain jurisdictions have taken indirect steps to restrict online gaming by seeking to prevent or deter banks, payment processors, media providers and other suppliers from transacting with and providing services to online gaming operators. The application or enforcement (or threat of enforcement) of gaming laws or regulations, or a change in sentiment by regulatory authorities on the enactment of new legislation prohibiting or restricting online gaming or services used by online gaming businesses or the taking of such indirect steps, may severely and adversely impact the business and financial position of online gaming companies. The legality of the customers themselves engaging in online gaming is also uncertain in a number of countries.

U.S. GAMING REGULATION

On October 13, 2006, President Bush signed into law the "Security and Accountability for Every Port Act of 2006", which included the "Unlawful Internet Gambling Enforcement Act of 2006" (the "Act"). The Act prohibits credit card companies and other financial institutions from paying or receiving funds for the purpose of internet gambling. The Act also authorizes state and federal law enforcement officials to seek injunctions against persons who facilitate illegal internet gambling. The Act requires the Department of the Treasury and the Federal Reserve Board (FRB) to draft regulations to require each "designated payment system" to identify and block these restricted transactions through the establishment of policies and procedures.

The World Trade Organization (`WTO') has found that the U.S. legislative position on internet gambling is in violation of US trade commitments and the European Union's top financial regulator recently commented that the US position was `protectionist'. Whether this may prompt further action by the European Union (`EU') remains to be seen.

INDIRECT PROHIBITION EFFORTS

U.S. laws are being used, or threatened to be used, by federal prosecutors, state attorneys general and other authorities against third parties who provide services to online gaming companies or who directly or indirectly facilitate online gaming operators such as licensees, internet service providers, software and technology providers, payment processors and internet portals to attempt to impede the growth of online gaming in the U.S. or prohibit the provision of services and supplies to the industry. These efforts may take various forms, including requests that online service providers `cease and desist' from offering a service within a particular jurisdiction, civil actions seeking to enjoin a service and demand a refund of gaming proceeds originating from a particular jurisdiction, or criminal indictments, alleging a violation of state, federal and/or local law. These efforts which raise legal and moral concerns about the industry may also have the effect of causing us to avoid dealing with the online gaming industry.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the UK and Continental Europe. Some of these developments can be considered as positive and some as negative.

U.K. REGULATION OF ONLINE GAMING

On 7 April 2005, the UK Gaming Act 2005 (the "UK Act") was given Royal Assent. The UK Act introduces fundamental reforms of current gaming legislation, including online gaming. The UK Act envisages that a new single regulator, the "Gaming Commission", would be formed and that the remaining provisions of the UK Act will come into force from the second half of 2005 onwards, with the full regime to be in place on September 2007.

All current legislation specifically relating to gaming, including online gaming, none of which the we believe applies to our activities, will be repealed when the UK Act comes into force and most entities involved in the provision of gaming activities in the UK, including us, will be regulated by the Gaming Commission. The Gaming Commission will have comprehensive powers which are set out in the UK Act.

The UK Act makes provision for the licensing of online betting and gaming in the UK, which is defined as "remote gaming". However, the UK Act does not clearly specify what services and facilities will need to be licensed in the UK. There is, however, specific provision in the UK Act relating to the use of "remote gaming equipment", which is defined as including facilities for registration, payment and the hosting of a random number generator in connection with gaming businesses. Such definition is likely to include servers which host gaming websites or gaming software. An operator and/or supplier of such equipment will need to obtain a license in the UK or relocate all of the remote gaming equipment used in connection with its licensed activities outside Great Britain.

The UK Act makes it illegal to supply, in the course of business, computer software for remote gaming unless a license is held for such activity. As players can download gaming software from our promoted websites, it is possible that we may need to obtain a license, even though we neither own nor can alter any of the gaming software to which we provide access. Whether the UK Act will be interpreted in such a way as to require us to obtain a license for this reason is, at present, unclear. This part of the UK Act dealing with the supply of gaming software does not refer to any territorial application. Therefore, it is conceivable that it may apply to any person who, although having no physical presence in the UK, is deemed to supply gaming software from websites capable of being accessed in the UK.

All gaming operators with remote gaming equipment in the UK will have to obtain approvals and licenses from the Gaming Commission.

At this stage, the extent to which online gaming companies with UK activities will be affected either by the UK Act or the regulatory framework it will introduce is not clear. In this regard, it should be noted that the UK Act proposes that the Secretary of State also be delegated broad additional powers, including the power to determine what constitutes remote communications equipment facilities. It is possible the Secretary of State will interpret such terms widely.

REST OF EUROPE

In Europe, the EU Commissioner in charge of Internal Markets and Services is pressing ahead with proceedings against several Member States that he believes may be in breach of European Community law, specifically Article 49 of the Treaty of Rome: the freedom to provide and receive services within the EU without discrimination on grounds of nationality - a fundamental principle upon which the European single market is founded. These infringement proceedings have been issued against Member States that seek to prohibit international operators that are licensed and regulated within the EU from offering gambling services within their Member State.

While a process to decide the matter is underway, it is unlikely that the position will be resolved in the short-term. In the meantime, a number of Member States are seeking to enforce laws that will effectively prohibit residents from accessing and enjoying games provided by online gaming operators, despite the view taken by the EU that such action may be in contravention of Article 49. In other jurisdictions such as parts of Asia, while certain online games are permitted using subscription-based gaming models, in many markets gambling online is currently prohibited under local law.

While the UK and other European countries such as Malta and Gibraltar are adopting a regulated online gaming approach, opposing views are developing in Europe. Some European countries, including Italy, Germany and France where there are state-owned monopolies, are taking action aimed at banning foreign online gaming operators. Such actions by these European Union (EU) member states are in contrast with a favorably-viewed ruling from the European Court of Justice and have prompted the European Commission (EC) to look at creating new legislation that could harmonize online gaming within the EU, in line with the EC's goal to encourage a free and open cross-border market.

FRANCE AND GERMANY

France and Germany in particular appear to moving towards imposing greater restrictions on internet gaming operators, both by virtue of proposed changes to legislation and through heightened enforcement measures. It is possible that adverse legal developments in these countries could have a material adverse impact on our business and operation.

ITALY AND SPAIN

With respect to Italy and Spain, recent willingness to regulate certain forms of internet gaming could be perceived as indicative of a liberalization of the internet gaming industry as a whole in those countries. However, at present, the form of regulation put forward by these jurisdictions has failed to create attractive market conditions for our licensees. As such, notwithstanding the fact that these markets may appear to be liberalizing, in practice, they have not liberalized in a manner, or to a degree, that is helpful to our business and operation.. The Company and its licensee remain at risk that Italy and Spain may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by these countries.

Countries such as Denmark and Sweden attempt to restrict the actions of gamblers and aim to curtail the supply of gaming products and services by attempting to limit such supply to domestic operators, often with links to the local government.

In Sweden, as revenues from domestic lotteries (and for these purposes, card games and other casino games are deemed to be lotteries) are only permitted to be used for the benefit of the public, it is not possible for a private company to obtain a license to operate an online gaming website. The Swedish Lottery Act applies to lotteries arranged in Sweden. The Swedish government recently considered amending the Lottery Act to prohibit foreign lotteries intended for participants in Sweden, but concluded that such a prohibition would be difficult to enforce. Since then, however, the Swedish government has announced that it intends to reconsider a possible ban on foreign online gaming businesses which operate in Sweden. Any resulting legislation may have an adverse impact on our business and operations.

Under the Swedish Lotteries Act, it is illegal in Sweden to promote a foreign operated gaming business. Promotion includes advertising in Swedish newspapers and magazines, placing banners on Swedish websites and running other similar advertising campaigns (the promotional activities undertaken by us to date would fall into this category). Accordingly, we are unable to undertake specific promotions in Sweden or to specifically target Swedish players and, as a result, our ability to operate in Sweden is restricted.

Under Danish law, any online gaming business (as well as any marketing or promotion of such business) aimed at the Danish market is illegal unless the business concerned has been granted a license from the Danish Ministry of Taxation. The extent to which a website is assessed as targeting the Danish market depends on an overall assessment of the activities offered and the content of the website concerned. Websites not specifically targeting the Danish market (e.g. where the content is not in Danish, no payments and/or winnings are calculated in Danish Kroner and no Danish language helpline is provided) will, in general, not be encompassed by the Danish prohibition provided the relevant websites are not hosted in Denmark. It is possible that the Danish Gaming Board or other relevant authority may object to our future marketing activities. We intend to take such steps as are required to ensure compliance with Danish law if any such objections arise.

OTHER LAWS AND REGULATIONS

The application to us of existing laws and regulations relating to such issues as taxation, quality of services, electronic contracting, consumer protection and intellectual property ownership and infringement (to the extent that they relate to internet businesses) is unclear. In addition, we may become subject to new laws and regulations directly applicable to our activities. Any new legislation applicable to us could expose us to substantial liability and expenses necessary to comply with these laws and regulations. There is a risk that criminal and civil proceedings, including class actions brought by or on behalf of public entities or private individuals, could be initiated against our company, our subsidiaries, our officers and directors, other members of our company and their directors, and others involved in providing facilities to the internet gaming industry.

C. ORGANIZATIONAL STRUCTURE

We own the entire ownership interest of our subsidiary Get21 and 80% in our subsidiary RNG. Both companies are incorporated in the Isle of Man.

D. PROPERTY, PLANTS AND EQUIPMENT

We are currently using space in Zone4Play's facilities and its equipment pursuant to the terms of the services agreement between us.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes to those financial statements included elsewhere in this ANNUAL REPORT.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. On a regular basis, management reviews our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the notes to the consolidated financials statements, "Significant Accounting Policies", included elsewhere in this annual report.

IMPAIRMENT OF LONG-LIVED ASSETS:

Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2006, no impairment losses have been identified.

REVENUE RECOGNITION

We account for revenues from software applications agreements in accordance with Statement of Position 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). The revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

SOP 97-2 specifies that extended payment terms in a licensing arrangement may indicate that the license fees are not deemed to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer unless collection is not considered probable then revenue is recognized as payments are collected from the customer, provided that all other revenue recognition criteria have been met.

The arrangements that include multiple elements are usually arrangements where we sell software products and Post Contract Support (PCS). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence (VSOE) for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The revenue associated with the delivered elements is recognized using the residual method discussed above.

Revenues from software licenses that require significant customization, integration and installation that take a short period of time to complete are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction - Type and Certain Production Type Contracts" ("SOP 81-1"),using the complete contract accounting method. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

We're entitled to royalties from revenue sharing arrangements upon sublicensing of our products to end-users. Royalties from revenue sharing arrangements are recognized when such royalties are reported to us.

RESEARCH AND DEVELOPMENT

Research and development costs are charged to the Statement of Operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general releases have been insignificant. Therefore, all research and development costs have been expensed.

FOREIGN CURRENCY RISK

The majority of our revenues is expected to be denominated in U.S. Dollars and or linked to the U.S. dollar, and our financing will be mostly in U.S. dollars, and thus the U.S. dollar is our functional currency. The reason for that is that major operators anticipated to license the BJ Software from us are using U.S. dollars as their major currency and revenues generated directly from end users are anticipated to be in U.S. dollar as well. However, some portions of our revenues will be denominated in British Pounds Sterling, Euros, and other currencies. This situation exposes us from time to time, to fluctuations between the exchange rates of the dollar and these other currencies.

The policies under which our exposure to potential currency and interest rate fluctuations are managed is reviewed and supervised by our board of directors. We manage these exposures by performing ongoing evaluations including on a timely basis.

GOVERNMENT POLICIES

Our future operating results may be significantly effected by changes in government regulations regarding the legality of online gambling. For more information, see the discussion in Items 4.B. and 3.D. above.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the Financial Accounting Standard Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140". This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The adoption of this statement did not have an impact on the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109" ("FIN 48") This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. As applicable to us, the interpretation prescribed by FIN 48 became effective commencing January 1, 2007. We are currently evaluating the impact that the adoption of FIN 48 would have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to us, this statement will be effective as of the year beginning January 1, 2008. We are currently evaluating the impact that the adoption of FAS 157 would have on our consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (SAB) 108, which expresses the Staff's views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on our consolidated financial statements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to us, this statement will be effective as of the year beginning January 1, 2008. We are currently evaluating the impact that the adoption of FAS 159 would have on our consolidated financial statements.

A. OPERATING RESULTS

OVERVIEW

RESULTS OF OPERATIONS

REVENUES AND COST OF REVENUES

Total revenues for the period commencing July 11, 2006 (inception) to December 31, 2006 were $837,457 and include revenues due to new contract with Golden Palace for the license of our multiplayer tournaments blackjack, and for marketing services of our website www.get21.com.

Cost of revenues for the period commencing July 11, 2006 (inception) to December 31, 2006 were $36,167. These cost of revenues are attributable to costs related to the marketing services provided by our indirect subsidiary Get21.

RESEARCH AND DEVELOPMENT

Research and development expenses for the period commencing July 11, 2006 (inception) to December 31, 2006 were $696,310 and are primarily attributable development of our multi player black jack tournaments application.

SALES AND MARKETING

Sales and marketing expenses for the period commencing July 11, 2006 (inception) to December 31, 2006 were $772,600 and are primarily attributable to our marketing efforts through our get21.com site through Get21. We do not expect this trend to continue since the company decided to cease the marketing activities of Get21.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for the period commencing July 11, 2006 (inception) to December 31, 2006 were $133,658 and are primarily attributable to accounting and legal expenses and payroll expenses due to services received from Zone4Play (Israel) Ltd.

NET LOSS

Net loss for the period commencing July 11, 2006 (inception) to December 31, 2006 was $895,040. Net loss per share for the period commencing July 11, 2006 (inception) to December 31, 2006 was $0.0. Our weighted average number of shares of common stock used in computing basic and diluted net loss per share for the period from July 11, 2006 until December 31, 2006 was 32,315,698.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $62,349 in the period from inception (July 11, 2006) to December 31, 2006. Cash provided by operating activities in the Period from inception (July 11, 2006) to December 31, 2006 resulted primarily from a net loss of $ 895,040, $817,675 increase in trade and other accounts receivable mainly offset by a $144,520 increase in trade payables, $44,745 increase in advance payments, $1,486,382 increase in related parties. On July 12, 2006 we entered into an agreement with Zone4Play's wholly owned subsidiary, Zone4Play DE under which all right, title, and interest in its intellectual property rights and assets related to its BJ Software on a "going concern" and "as is" basis, were exchanged for a promissory note in the principal amount of $2.25M. (See "Item 4.A. History and Development of the Company" for additional details on the note.)

Operating activities generated cash of $62,349 in the Period from inception (July 11, 2006) to December 31, 2006. Cash generated by operating activities at the period from inception (July 11, 2006) to December 31, 2006 results primarily from a net loss of $895,040, a $817,675 increase in accounts receivable, offset by a $1,486,382 increase in related parties ,$144,529 increase in advance payments.

Financing activities generated cash of $575,960 in the Period from inception (July 11, 2006) to December 31, 2006. Cash generate by investing activities in the Period from inception (July 11, 2006) to December 31, 2006 results primarily from a stock issuance to Golden Palace in our subsidiary RNG.

On September 14, 2006, we, our subsidiary, RNG, and Golden Palace, entered into an agreement, which was amended on January 10, 2007 under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option, that can be exercised upon the occurrence of certain events as defined in the Agreement, to acquire additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by GV) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG.

OUTLOOK

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions addressing the demands of the evolving markets. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in our industry to identify market needs and define appropriate product specifications. Our current anticipated levels of revenue and cash flow are subject to many uncertainties and cannot be assured. In order to have sufficient cash to meet our anticipated requirements for the next twelve months, we may be dependent upon our ability to obtain additional financing. The inability to generate sufficient cash from operations or to obtain the required additional funds could require us to curtail operations. There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. If we are unable to obtain the financing necessary to support our operations, we may be unable to continue as a going concern. In that event, we may be forced to cease operations and our stockholders could lose their entire investment in our company.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenses for the period commencing July 11, 2006 (inception) to December 31, 2006 were $696,310 which is primarily attributable to service received by Zone4Play which has developed a patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office. All rights in connection with the patent application pertaining to the BJ Software have been assigned to the Company and following the spin-off Zone4Play will no longer retain any patent rights obtained under the application.

D. TREND INFORMATION

We have no operating history. Trends within the online gaming industry that may affect our financial results at the end of this fiscal year include changes in customer loyalty and gaming habits, government regulation, and developing internet infrastructure.

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents further information relating to our liquidity as of December 31, 2006: The amounts indicated do not include future interest

                                                                                  2009-
                                                            2007       2008       2012   More than
Contractual Obligations (U.S. $ in thousands)   Total       year       Years      years   5 years
                                                ------     ------     ------     ------   -------
Promissory note (Libor +1.5%)                   $2,323     $  450     $  450     $1,423     N/A
Total                                           $2,323     $  450     $  450     $1,423     N/A

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of July 17, 2007

Name                  Age   Position
Avi Abramovich        47    Director
Uri Levy              36    Chief Executive Officer and Chief Financial Officer

Avi Abramovich. Mr. Abramovich has been a member of our board of directors since September 2006. Mr. Abramovich is the senior partner at the Israeli law firm of Abramovich, Izardel & Co. Mr. Abramovich received his Law Degree from Bar Ilan University in Ramat Gan Israel and has since been a member of the Israeli Bar Association. He has completed his Executive Master's Program from the Kellogg School of Management. Mr. Abramovich has Extensive experience in complex transactions, and advises on a myriad of commercial and legal issues. He specializes in civil and commercial litigation, as well as constitutional disputes. He serves as arbitrator in commercial and business disputes, manages receiverships and liquidations and serves as executor of estates.

URI LEVY. Mr. Levy joined Zone4Play as Chief Financial Officer in December 2003 and is currently acting also as Zone4Play's acting Chief Executive Officer. Prior to joining Zone4Play, Mr. Levy was Vice President, Finance of Loram Ltd., a company engaged in the business of real estate, from June 2002 until December 2003, and as a controller of EasyRun Communications Software Systems from 1999 until June 2003. Mr. Levy is a Certified Public Accountant in Israel and has a LL.M. Degree from the Bar Ilan University in Ramat Gan, Israel.

Ronen Zadok resigned from our board of directors on May 8, 2007. Shimon Citron was removed from our board of directors on September 12, 2006 being replaced by Avi Abramovich. Joseph Almog resigned from our board of directors on November 9, 2006.

B. COMPENSATION

None of our officers and directors is being compensated by us. Currently, Zone4Play provides us with management services, including the services of Uri Levy as our Chief Executive Officer and Chief Financial Officer pursuant to services agreement between us and Zone4Play Israel. In the future, once the contemplated spinoff of our shares by Zone4Play takes place, we expect to put in place an independent management.

Under our articles of association, the directors shall be entitled to such remuneration for their services as such as may from time to time be determined by our company in general meetings and unless otherwise directed, any such remuneration shall be deemed to accrue from day to day and shall be divided among them as they may agree, or, failing agreement, equally. The directors shall also be entitled to be repaid all travel and hotel expenses reasonably incurred by them respectively in or about the performance of their duties as directors.

Subject to the provisions of the Companies Acts 1931 to 2004 ("Acts"), the directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held, but no longer holds, any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor of the Company or of any such subsidiary and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

C. BOARD PRACTICES

Our articles of association provide for a board of directors of not less than two. The Company by ordinary resolution of the directors may appoint a director (either to fill a casual vacancy or as an additional director). A director may hold any other office or place of profit under the Company, except that of auditor, upon such terms as to remuneration, tenure of office and otherwise as may be determined by the directors.

There is no expiration date for the term of current directors. According to the articles of association the office of a director shall be vacated if:

     (a) he ceases to be a director by virtue of any provision of the Acts or he becomes prohibited by law from being a director; or

     (b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

     (c) he becomes of unsound mind or a patient for any purpose of any law (of any jurisdiction) relating to mental health and the directors (excluding the director concerned and, in his capacity as such, any alternate director appointed by the director) resolve that his office be vacated; or

     (d) he resigns his office by notice delivered to the Company at the office or tendered at a meeting of the directors; or

     (e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and his alternate (if any) does not attend in his place and the directors (excluding the director concerned and, in his capacity as such, any alternate director appointed by the director) resolve that his office be vacated; or

He is removed from office by a resolution passed in accordance with article 85 or the provisions of the 1931 Act; or

If subsequent to his appointment he becomes resident for taxation purposes in the United Kingdom and as a result thereof a majority of the directors are resident for taxation purposes in the United Kingdom.

The Company may, by special resolution, remove any director from office.

The articles of association provide that:

A director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him PROVIDED THAT no person who is resident for taxation purposes in the United Kingdom may be appointed an alternate director unless his appointor is also so resident for taxation purposes in the United Kingdom and PROVIDED FURTHER THAT no person who is resident in such territories or jurisdictions as the directors may from time to time determine may be appointed as an alternate director if his appointment would cause a majority of the directors present at such meeting (including such alternate) to be resident in such territory or jurisdiction.

An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointor as a director in his absence, but shall not be entitled to receive any remuneration from the Company for his services as an alternate director. An alternate director who is also a director or who acts as an alternate director for more than one director shall have one vote for every director represented by him in addition to his own vote if he is also a director. An alternate director, in his capacity as such, is not entitled to vote on a resolution on which his appointor is not entitled to vote.

An alternate director shall cease to be an alternate director for his appointor if his appointor ceases to be a director but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires; any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment and delivered to the office or tendered at a meeting of the directors or in any other manner approved by the directors.

Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

D. EMPLOYEES

We have no employees. Currently, we receive from Zone4Play Israel all administrative, research and development services and management, including the services of Uri Levy, our Chief Executive Officer and Chief Financial Officer who is also Zone4Play's Acting Chief Executive Officer and Chief Financial Officer. All of Zone4Play's employees are based in Israel. In the future, once the contemplated spinoff of our shares by Zone4Play takes place, we expect to put in place an independent management team and our own employees.

E. SHARE OWNERSHIP

Zone4Play, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by Zone4Play. We have no other shareholders. If Zone4Play will execute its intention disclosed in its Current Report on Form 8-K filed with the Commission on June 20, 2006, to spin off the shares of our company by distributing them as a dividend to Zone4Play's existing shareholders as of a record date to be declared by Zone4Play, then Zone4Play's shareholders shall become our shareholders.

B. RELATED PARTY TRANSACTIONS

Currently we (including our two subsidiaries) receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play Israel pursuant to an agreement between us. The consideration to be paid by us on a monthly basis to Zone4Play for these services is based on Zone4Play's cost plus a ten percentage of the cost. Zone4Play owns all of our issued and outstanding ordinary shares and has the full control over our operations. The agreement between us and Zone4Play shall continue in effect until the first to occur of (i) one year from the date of this agreement; (ii) the occurrence of a material, continuing breach of this agreement by either party, but only in the event that the breaching party fails to cure same within ninety (90) days of its receipt of written notice from the other party identifying such material breach and specifying the steps necessary to cure the breach; or (iii) thirty (30) days after notice of termination given by us to Zone4Play that it is terminating this agreement for convenience. Zone4Play owns all of our issued and outstanding ordinary shares and has the full control over our operations. Zone4Play Chief Financial Officer and acting Chief Executive Officer is also our Chief Executive Officer and Chief Financial Officer.

On July 12, 2006, we purchased from Zone4Play DE all right, title and interest in its intellectual property rights and assets related to its newly developed multi-player tournament blackjack software on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The purchase price was based on an appraisal report made by an independent appraiser. This promissory note has a term of five years. Principal is payable in five equal annual installments of $450,000 and carries annual interest of Libor +1.5%. The note is secured by a Debenture and Equitable Share Charge between Zone4Play DE and us. Zone4Play DE has a lien on all of our assets including our shares in our subsidiaries.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary, RNG, under which we have assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issues ordinary shares of RNG. RNG is our research and development arm.

On September 14, 2006, we, RNG, and Golden Palace Limited ("Golden Palace"), entered into an agreement, which was amended on January 10, 2007, under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a public traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than $4,000,000 by third parties, at a company valuation of $18,000,000. We currently hold 80% of RNG's share capital. We consolidate RNG's financial statements in which the minority interest represents Golden Palace current holdings into our financial statements.

Concurrently, we, RNG and Golden Palace entered into a shareholders agreement under which Golden Palace has a right to appoint one of RNG's 4 directors (as long as Golden Palace owns 20% of RNG) and we have a right to appoint the 3 other directors. Upon Golden Palace becoming an owner of 50% of RNG, it will have the right to appoint an equal number of directors to the number we are entitled to appoint.

On September 25, 2006 we signed with Zone4Play a promissory note in the principal amount of $2 million in effect for 2 years (24 months). Principal shall be paid in one (1) installment and will bear interest of $US Libor +1.5% per annum. The note will be secured by a Debenture and Equitable Share between Zone4Play and us. Zone4Play intends to have a lien (with priority over Zone4Play
DE) on all of our assets including our shares in our subsidiaries.

C. INTERESTS OF EXPERT AND COUNSEL

Not applicable

ITEM 8 - FINANCIAL INFORMATION

See Item 18.

LEGAL PROCEEDINGS

None.

DIVIDEND POLICY

We currently have no dividend policy. Subject to the provisions of the Isle of Man Companies Acts 1931-2004, pursuant to the articles of association the company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors. We have no intention to declare any cash dividends.

SIGNIFICANT CHANGES

Except as described elsewhere in this ANNUAL REPORT, no significant change has occurred since the date of the financial statements included in this annual report.

ITEM 9 - THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Our ordinary shares are not listed or quoted on any stock exchange.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ordinary shares are not listed or quoted on any stock exchange.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 - ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary description of certain provisions of our memorandum of association and articles of association (corporate charter):

Directors may be interested in company transactions but such interest should be disclosed to the other directors or company members prior to agreement by the board or company meeting as appropriate. The director concerned may vote on the transaction provided he has declared his interest in it. The directors may, at their discretion raise or borrow, without the consent of the members in general meeting such sum or sums of money for the purposes of the company's business and may grant security. There are no stated age limits for directors and directors need not be shareholders. They do not retire by rotation.

All shares issued are unclassified, there is no authorization in force to issue other classes of shares. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these articles relating to general meetings shall (in the case of the number of holders of a particular class of shares being two or more) apply mutatis mutandis, but so that the necessary quorum shall be at least two persons holding or representing by proxy one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. In the case of the number of holders of a particular class of shares being one, one person holding or representing all the issued shares of the class shall be a quorum.

By ordinary resolution of the company, the authorized capital may be increased and that the Company may divide or combine shares within the same class.

Company meetings may be convened by the directors or held on request of members holding not less than one tenth of such of the paid-up capital of the company as at the date of making the requisition. Annual general meetings are held according to Isle of Man law. Members, their properly appointed proxies , the duly authorized representative of a corporate member, the directors, auditors and any person invited to do so by the chairman are entitled to attend a meeting of the company.

There are no limits to ownership of the company shares or to the exercise of voting rights. Disclosure of ownership is governed by Isle of Man law and any laws operative in the jurisdictions pertaining to the owners of the shares. The directors of the company may, at their discretion and without giving any reason for doing so, decline to register a transfer of a share which is not fully paid or over which the company has a lien.

C. MATERIAL CONTRACTS

BJ SOFTWARE PURCHASE

On July 12, 2006, we entered into an agreement with Zone4Play's wholly owned subsidiary, Zone4Play DE under which all right, title, and interest in its intellectual property rights and assets related to its BJ software was transferred to us against our delivery of a promissory note in the principal amount of $2,250,000. See "Item 4.A. History and Development of the Company" for a description of the note.

BJ SOFTWARE ASSISGNMENT TO RNG

On July 17, 2006, we entered into an agreement with our wholly owned subsidiary RNG under which we assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG. RNG is our research and development arm.

INTER COMPANY AGREEMENT WITH ZONE4PLAY

On July 12, 2006, we entered into an agreement with Zone4Play Israel, a wholly owned subsidiary of our parent company, Zone4Play, under which we (including our two subsidiaries) are to receive from Zone4Play Israel., management services, administrative services including office space and secretarial services, office supply and communications, and research and development services, in connection with the development of the BJ Software and other online gaming software as agreed between the parties. The consideration to be paid by us to Zone4Play Israel for these services is based on Zone4Play Israel's cost plus 10% of the cost.

PROMISSORY NOTE WITH ZONE4PLAY

On September 25, 2006 we signed with Zone4Play a promissory note in the principal amount of $2 million in effect for 2 years (24 months). Principal shall be paid in one (1) installment and will bear interest of $US Libor +1.5% per annum. The note will be secured by a Debenture and Equitable Share between Zone4Play and us. Zone4Play intends to have a lien (with priority over Zone4Play
DE) on all of our assets including our shares in our subsidiaries.

SHARE SUBSCRIPTION AND OPTION AGREEMENT AND SHAREHOLDERS AGREEMENT WITH RNG AND GOLDEN PALACE

On September 14, 2006, we, RNG, and Golden Palace Limited ("Golden Palace"), entered into an agreement, which was amended on January 10, 2007, under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a public traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than $4,000,000 by third parties, at a company valuation of $18,000,000. We currently hold 80% of RNG's share capital. RNG is accounted under the equity method and accordingly we consolidate its financial statements in which the minority interest represents Golden Palace current holdings. We have recorded the call option granted to Golden Palace as a derivative in the long -term liability section. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary" (EITF 00-6).

SOFTWARE LICENSE AGREEMENT BETWEEN RNG AND GOLDEN PALACE

On October 31, 2006, RNG and Golden Palace entered into a software license agreement under which RNG has granted Golden Palace a non transferable, limited license to use, perform, present and operate RNG's Blackjack Software for the purpose of displaying, managing and operating online gaming according to the terms and conditions of the agreement. In return, Golden Palace has agreed to pay RNG a total of $1,000,000 in license fees, integration costs, technical support fees and advanced royalty fees, as well as additional royalty fees equal to 15% of the fees charged by Golden Palace from players who participate in the blackjack game.

SUBLICENSE AND SOFTWARE AGREEMENT BETWEEN GET21 AND GOLDEN PALACE

On November 9, 2006, Get21 and Golden Palace entered into a sublicense and software agreement under which Golden Palace granted Get21 a world wide, non exclusive, non transferable sublicense to user interface portion of the multiplayer blackjack and poker gaming software ("Player Software") and to grant players the right to use the Player Software. According to the terms of the agreement, Get21 is responsible for performing all marketing and promotional functions with respect to bringing players through the URL web address www.get21.com and www.get21poker.com ("URL") to online gaming multiplayer blackjack and poker rooms ("Gamerooms") which are operated by Golden Palace. Get21 and Golden Palace shall share the revenues generated from players who played in the Gamerooms through the URL according to the terms specified in the agreement.

D. EXCHANGE CONTROLS

Our ordinary shares may be freely transferred among non-residents of the Isle of Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man. There are no restrictions upon the payment of foreign currency dividends, interest or other payments in respect of the Registered Securities.

None of the company's articles of association, memorandum of association or any other document, nor any Isle of Man law or, to the knowledge of the company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold our company's ordinary shares

E. MATERIAL TAX CONSIDERATIONS

THE FOLLOWING IS A GENERAL SUMMARY ONLY AND SHOULD NOT BE CONSIDERED AS INCOME TAX ADVICE OR RELIED UPON FOR TAX PLANNING PURPOSES. HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE U.S., ISLE OF MAN OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY FEDERAL, FOREIGN, STATE OR LOCAL TAXES.

UNDER RECENTLY PROMULGATED US INTERNAL REVENUE SERVICE (IRS) STANDARDS, WE ARE REQUIRED TO INFORM YOU THAT ONLY FORMAL, WRITTEN TAX OPINIONS MEETING IRS REQUIREMENTS MAY BE RELIED UPON BY TAXPAYERS FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES. ACCORDINGLY, THE FOLLOWING IS NOT INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED, FOR THE PURPOSE OF AVOIDING TAX-RELATED PENALTIES UNDER THE INTERNAL REVENUE CODE.

U.S. TAXATION

Subject to the limitations described in the next paragraph, the following discussion describes the material U.S. federal income tax consequences to a U.S. holder (defined below) arising from the purchase, ownership and disposition of our ordinary shares. For purposes of this discussion, a U.S. holder is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the Substantial Presence Residency test under U.S. federal income tax rules (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes), or a partnership (other than a partnership that is not treated as a U.S. Person under any applicable Treasury Regulations), created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust that has a valid election in effect to be treated as a U.S. person. This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares, or (5) any person otherwise subject to U.S. federal income tax on a net income basis in respect of ordinary shares if such status as a U.S. holder is not overridden pursuant to the provision of an applicable tax treaty. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. holder.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis and open to differing interpretations. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular shareholder based on such shareholder's particular circumstances. In particular, this discussion does not address the tax treatment of a U.S. holder who is: (1) a bank, insurance company, regulated investment company, or other financial institution or "financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquires our ordinary shares in connection with employment or other performance of services or who acquired ordinary shares in the form of a bonus shares from us; (4) that is subject to the alternative minimum tax; (5) that holds or owns the ordinary shares as part of a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other Risk-Reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investments; (8) an individual that has expatriated or who is former citizen or long-term resident of the United States; and (9) a person having a functional currency other then U.S. dollar. This discussion does not address the tax treatment of a U.S. holder that owns, directly or constructively, at any time, shares representing 10% or more of our voting power of value. Additionally, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or alternative minimum tax or any aspect of state, local or non-U.S. tax laws. Each prospective investor is advised to consult his or her own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares.

DISTRIBUTIONS ON ORDINARY SHARES

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings "Passive Foreign Investment Companies" below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis for the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed. Cash distributions paid by us in BP will be included in the income of U.S. holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. holder, and U.S. holders will have a tax basis in such BP for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. holder subsequently converts the BP, any subsequent gain or loss in respect of such GP arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for any income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual's gross income for the tax year from non-U.S. sources consists solely of certain passive income. A U.S. holder will be denied a foreign tax credit with respect to any income tax withheld from dividends received with respect to the ordinary shares if such U.S. holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. holder has substantially diminished its risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period referred to above. A U.S. holder will also be denied a foreign tax credit if the U.S. holder holds ordinary shares in an arrangement in which the U.S. holder's reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the foreign tax credit are complex, and U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. U.S. holders that do not elect to claim a foreign tax credit may instead claim a deduction for any income tax withheld, provided such U.S. holders itemize their deductions.

DISPOSITION OF SHARES

Except as provided under the passive foreign investment company rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between such U.S. holder's tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder has a holding period of more than one year at the time of disposition.

In general, gain realized by a U.S. holder on a sale, exchange or other disposition of ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, Treasury regulations require the loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

PASSIVE FOREIGN INVESTMENT COMPANIES

We would be a passive foreign investment company, or PFIC, if:

75% or more of our gross income, including the pro rata share of our gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value, in a taxable year is passive income; or at least 50% of the assets, averaged over the year and generally determined based upon value, including the pro rata share of the assets of any company of which we are considered to own 25% or more of the shares by value, in a taxable year are held for the production of, or produce, passive income.

Under certain "look-through" rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund, "QEF election", or who has not elected to mark the shares to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the ordinary shares. Amounts allocated to period when we were molt a PFIC are taxed in the current year as ordinary income. Amounts allocated to periods when we were a PFIC are taxed at the highest tax rates on ordinary income for each year in the period, and the resulting tax is subject to an interest charge. In addition, when shares of a PFIC are acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

The PFIC rules above would not apply to a U.S. holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a PRO RATA share of our ordinary earnings as ordinary income and a PRO RATA share of our net capital gain as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. holders to consider whether to make a QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. holders to make a QEF election. U.S. holders should consult with their own tax advisers regarding eligibility, manner and advisability of making the QEF election if we are treated as a PFIC.

A U.S. holder of PFIC shares which are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. holder's adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We do not anticipate being a PFIC in 2006. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

BACKUP WITHHOLDING

A U.S. holder may be subject to backup withholding (currently at a rate of 28%) with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is timely furnished to the IRS.

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as provided below, an individual, corporation, estate or trust that is not a U.S. holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, an ordinary share.

A non-U.S. holder may be subject to U.S. federal income or withholding tax on a dividend paid on an ordinary share or the proceeds from the disposition of an ordinary share if (1) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. holder, a fixed place of business in the United States, or (2) in the case of a disposition of an ordinary share, the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, non-U.S. holders will not be subject to the 28% backup withholding with respect to the payment of dividends on ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. holders may be subject to backup withholding, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. holders generally may be subject to backup withholding at a rate of 28% on the payment of the proceeds from the disposition of ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

ISLE OF MAN TAXATION

No estate, inheritance, succession, or gift tax, rate, duty, levy or other charge is payable in the Isle of Man with respect to any shares, debt obligations or other securities of the company.

There is no reciprocal (double) tax treaty between the Isle of Man and the United States but there is an Exchange of Information Agreement relating to taxes between the Isle of Man and the United States.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11 - QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products, online gaming regulatory changes, problems with internet infrastructure, and changes in exchange rates or in interest rates. We currently have no involvement with derivative financial instruments. In the future, we may carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions will not qualify for hedge accounting under SFAS 133, and are designed to minimize non-dollar currency exposure resulting from the difference between non-dollar financial assets and liabilities

For disclosure on our foreign currency risk and government policies related risks see "Item 5. Operating and Financial Review and Prospects" above

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THEN EQUITY SECURITIES

Not applicable.

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, is responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2006. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

     INTERNAL CONTROL OVER FINANCIAL REPORTING. There were no changes to our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert as defined in Item 401 of Regulation S-K because at this time we are a wholly owned subsidiary of Zone4Play.

ITEM 16B. CODE OF ETHICS

We have not adopted a code of ethics to date because at this time we are a wholly owned subsidiary of Zone4Play. We have no independent management or employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table summarizes the fees of Ziv Haft, a member of the BDO network, our independent registered public accounting firm, billed since our inception for audit services and other services:

Fee Category            2006
                      -------

Audit Fees (1)        $ 7,500

All Other Fees(2)     $35,000
                      -------

Total Fees            $42,500
                      -------

     (1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the Period from inception (July 11, 2006) to December 31 2006.

     (2) Consists of fees relating to review of our registration statement on form 20-F.

     We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2006.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this ANNUAL REPORT, beginning on page F-1.

ITEM 19 - EXHIBITS

     (a)  Financial Statements

                    1.   Reports of Independent Registered Public Accounting
                         Firm

                    2.   Balance Sheets

                    3.   Statements of Operations

                    4.   Statements of Changes in net assets Deficiency

                    5.   Statements of Cash Flows

                    6.   Notes to Financial Statements

     (b)  Exhibits

     EXHIBIT NO.    EXHIBIT

     1.1            Memorandum of Association of Gaming Ventures plc.*

     1.2            Articles of Association of Gaming Ventures plc.*

     2.1            Specimen Share Certificate.*

     4.1 Software Assignment agreement dated July 12, 2006 between Gaming Ventures plc and Zone 4 Play, Inc.*

     4.2 Services Agreement dated July 12, 2006 between Gaming Ventures plc and Zone 4 Play (Israel), Ltd.*

     4.3 Software Assignment Agreement dated July 17, 2006 between Gaming Ventures plc and RNG Gaming Limited.*

     4.4 Share Subscription and Option Agreement dated September 14, 2006 by and among Gaming Ventures plc, RNG Gaming Limited and Golden Palace Ltd.**

     4.5 Shareholders Agreement dated September 14, 2006 by and among Gaming Ventures plc, RNG Gaming Limited and Golden Palace Ltd.**

     4.6 Promissory Note dated September 25, 2006 between Gaming Ventures Plc and Zone 4 Play, Inc. **

     4.7 Software License Agreement dated October 31, 2006, by and among, RNG Gaming Ltd. and Golden Palace Ltd. (incorporated by reference to Exhibit 10.1 to Zone4Play's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2006).

     4.8 Sublicense and Services Agreement dated November 9, 2006 between Get21 Limited and Golden Palace Ltd. (incorporated by reference to Exhibit 10.3 to Zone4Play's Quarterly Report on Form 10Q-SB filed with the Securities and Exchange Commission on November 14, 2006.

     8.1            Principal subsidiaries of Gaming Ventures plc.***

     12.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.***

     12.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended.***

     13.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
                    ***

* Incorporated by reference to the corresponding exhibit of Gaming Ventures plc's registration statement number 000-52163 on Form 20-F filed with the Securities and Exchange Commission on August 4, 2006.

** Incorporated by reference to the corresponding exhibit of Gaming Ventures plc's registration statement number 000-52163 on Form 20-F as amended, filed with the Securities and Exchange Commission on September 28, 2006.

*** Filed herewith.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this ANNUAL REPORT on its behalf.


                                             GAMING VENTURES PLC

                                             By: /s/ Uri Levy
                                             -----------------------------------
Date: July 17, 2007                          Uri Levy, Chief Executive Officer
                                             and Chief Financial Officer

                    GAMING VENTURES PLC AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                                   PAGE
                                                                 ---------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM             F-2

CONSOLIDATED BALANCE SHEET                                       F-3 - F-4

CONSOLIDATED STATEMENT OF OPERATIONS                                F-5

STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIENCY                    F-6

CONSOLIDATED STATEMENT OF CASH FLOWS                             F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       F-9 - F-18

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                               GAMING VENTURES PLC

     We have audited the accompanying consolidated balance sheet of Gaming Ventures Plc (the "Company") and its subsidiaries as of December 31, 2006 and the related consolidated statement of operations changes in stockholder's deficiency and cash flows for the period commencing July 11, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and the consolidated result of its operations and cash flows for the period commencing July 11, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the consolidated financial statements, the Company has suffered losses from operations and has stockholder's deficiency that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
July 17, 2007

                                                      /s/ Ziv Haft
                                                      ------------
                                                        Ziv Haft
                                            Certified Public Accountants (Isr.)
                                                     BDO Member Firm

                                       GAMING VENTURTES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                    DECEMBER 31,
                                                                    ----------
                                                                       2006
                                                                    ----------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                         $  638,309
  Trade receivables                                                    795,452
  Other accounts receivable, prepaid expenses and related parties       22,223
                                                                    ----------

TOTAL current assets                                                 1,455,984
                                                                    ----------

PROPERTY AND EQUIPMENT, NET (Note 4)                                    86,735
                                                                    ----------

Total assets                                                        $1,542,719
                                                                    ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                       GAMING VENTURTES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                   DECEMBER 31,
                                                                   ------------
                                                                       2006
                                                                   ------------

    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Trade payables                                                   $    144,520
  Advance payments                                                       44,745
  Related parties                                                     1,575,320
  Promissory note current portion (Note 1c )                            450,000
                                                                   ------------

TOTAL current liabilities                                             2,214,585
                                                                   ------------

LONG TERM LIABILITIES:

  Call option (Note 6.b)                                                114,850
  Promissory note (Note 1c)                                           1,872,840
                                                                   ------------
TOTAL long term liabilities                                           1,987,690
                                                                   ------------

MINORITY INTEREST                                                       138,374

STOCKHOLDERS' DEFICIENCY (Note 6):
  Common stock of (pound)0.0001 par value:
  Authorized: 55,000,000 shares at December 31, 2006; Issued and
    outstanding: 32,315,698 shares at December 31, 2006                   5,960
  Additional paid-in capital                                            341,150
  Accumulated deficit                                                (3,145,040)
                                                                   ------------

TOTAL stockholders' deficiency                                       (2,797,930)
                                                                   ------------

TOTAL liabilities and stockholders' deficiency                     $  1,542,719
                                                                   ============

The accompanying notes are an integral part of the consolidated financial statements.

                                       GAMING VENTURTES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                PERIOD FROM INCEPTION
                                                  (JULY 11, 2006) TO
                                                     DECEMBER 31,
                                                     -----------
                                                         2006
                                                     -----------

Revenues                                             $   837,457
Cost of revenues                                          36,167
                                                     -----------

Gross profit                                             801,290
                                                     -----------

Operating expenses:
  Research and development                               696,310
  Selling and marketing                                  772,600
  General and administrative                             133,658
                                                     -----------

TOTAL operating expenses                               1,602,568
                                                     -----------

Operating loss                                           801,278

Financial expenses, net                                   69,388
                                                     -----------

Loss before Taxes on Income                              870,666
                                                     -----------

Taxes on income (Note 7)                                       -
                                                     -----------

Minority interests in profits of subsidiaries             24,374
                                                     -----------

Net loss                                             $   895,040
                                                     ===========

Basic and diluted net loss per share                 $     0.028
                                                     ===========

Weighted average number of common stock used in
  computing basic and diluted net loss per share      32,315,698
                                                     ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                       GAMING VENTURTES PLC AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                              ADDITIONAL                       TOTAL
                                                    COMMON        SHARE        PAID-IN      ACCUMULATED     STOCKHOLDERS'
                                                    STOCK        CAPITAL       CAPITAL        DEFICIT        DEFICIENCY
                                                  ----------     --------     ---------     -----------      -----------
                                                    NUMBER        AMOUNT
                                                  ----------     --------
BALANCE AT JULY 11, 2006 (INCEPTION)                       -     $      -     $       -     $         -      $         -

Company incorporation                             32,315,698        5,960                                          5,960
Purchase of blackjack software from Zone4Play
  DE (Note 1c)                                                                               (2,250,000)      (2,250,000)
Unrealized gain resulting from share issuance
  to minority shareholders in a subsidiary
  (Note 6b)                                                                     341,150                          341,150
Net loss                                                   -                                   (895,040)        (895,040)
                                                  ----------     --------     ---------     -----------      -----------

BALANCE AT DECEMBER 31, 2006                      32,315,698     $  5,960     $ 341,150     $(3,145,040)     $(2,797,930)
                                                  ==========     ========     =========     ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                       GAMING VENTURTES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                   PERIOD FROM
                                                                               INCEPTION (JULY 11,
                                                                                2006) TO DECEMBER
                                                                                       31,
                                                                                   -----------
                                                                                      2006
                                                                                   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                                         $  (895,040)
  Adjustments required to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization                                                        2,203
    Increase in trade and other accounts receivable                                   (817,675)
    Increase  in trade payables                                                        144,520
    Increase  in advance payments                                                       44,745
    Increase  in related parties                                                     1,486,382
    Minority interests in profits of subsidiaries                                       24,374
    Interest on promissory note                                                         72,840
                                                                                   -----------

Net cash provided by operating activities                                               62,349
                                                                                   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issue of shares in respect to the Company incorporation                                5,960
  Issuance in subsidiary to a minority shareholders                                    570,000
                                                                                   -----------

Net cash provided by financing activities                                              575,960
                                                                                   -----------

Increase in cash and cash equivalents                                                  638,309
Cash and cash equivalents at the beginning of the period                                     -
                                                                                   -----------

Cash and cash equivalents at the end of the period                                 $   638,309
                                                                                   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                       GAMING VENTURTES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                      PERIOD FROM
                                                  INCEPTION (JULY 11,
                                                   2006) TO DECEMBER
                                                          31,
                                                       ----------
                                                          2006
                                                       ----------

NON-CASH TRANSACTION
  Purchase of property and equipment                   $   88,938
                                                       ----------

   Gain on realization of shareholdings                $  341,150
                                                       ----------

   Promissory note AGAINST PURCHASE OF TECHNOLOGY      $2,250,000
                                                       ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
  Cash paid during the period for:
  Interest                                             $        -
                                                       ----------

  Income taxes                                         $        -

The accompanying notes are an integral part of the consolidated financial statements.

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 1:- GENERAL

     a. Gaming Ventures Plc ("Gaming Ventures"), was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures conducts its operations and business with and through its subsidiaries: RNG Gaming Ltd, an Isle of Man corporation incorporated on July 12, 2006 and which the Company holds 80% of its share capital and is engaged in development its software and license it to third parties ("RNG"), and Get21 Limited, an Isle of Man corporation incorporated on July 12, 2006 and a wholly -owned subsidiary which provides marketing services for gaming applications ("Get21").

     b. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations since inception. For the period since inception to December 31, 2006 the Company incurred a net loss and has accumulated deficit of $3,145,040. Despite its net loss, the Company has been able to secure financing in order to support its operation to date, based on shares issuances and receiving services from the parent company. Management believes that, despite the financial hurdles and funding uncertainties going forward, it has under development a business plan that, if successfully funded and executed as part of a financial restructuring can significantly improve operating results. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty

     c. According to an agreement between the Gaming Ventures and Zone4Play, Inc (a Delaware Company) ("Zone4Play DE"), Gaming Ventures purchased from Zone4Play DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation is based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for Five Years (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5% per annum. The note is secured by a Debenture and Equitable Share Charge between Zone4Play DE and Gaming Ventures. Zone4Play DE has a lien on all of Gaming Ventures' assets including its shares in its subsidiaries. The entire amount was recorded as a capital surplus since it reflects a transaction among Zone4Play group. The technology was previously recorded in Zone4Play DE financial statements at a book value of zero.

     d. Zone4Play, Inc (a Nevada Company, "Zone4Play NE), as the holding company of Gaming Ventures has the intention of spinning off the shares of Gaming Ventures to its shareholders. In order to affect the spinoff to the shareholders, the Board of Zone4Play NE has the intention to declare and set a record date for a dividend in kind of the shares of the Company on a one-for-one pro rata basis to the shareholders of Zone4Play NE as of the record date.

     e. On August 4, 2006, Gaming Ventures filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 20-F, which is now effective. As a result, Gaming Ventures is now a separate reporting entity with the SEC that has the reporting obligations of a foreign private issuer. The company shares are not tradable.

     f.   Concentration of risk that may have a significant impact on the
          Company:

          The Company derived 100% of its revenues in the year 2006 from 1 major customer (see Note 5b).

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

     a.   Use of estimates:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     b.   Financial statements in U.S. dollars:

          Most of the revenues of the Company and most of its subsidiaries are generated in U.S. dollars ("dollar"). Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transactions gains and losses of the remeasurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

     d.   Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less.

     e.   Property and equipment:

          Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

                                                                          %
                                                                       --------

          Computers and peripheral equipment                             33

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Impairment of long-lived assets:

          The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2006 no impairment losses have been identified.

     g.   Revenue recognition:

          The Company accounts for revenues from software applications agreements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended ("SOP 97-2"). The revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectibility is probable.

          SOP 97-2 specifies that extended payment terms in a licensing arrangement may indicate that the license fees are not deemed to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer unless collection is not considered probable then revenue is recognized as payments are collected from the customer, provided that all other revenue recognition criteria have been met.

          The arrangements that include multiple elements are usually arrangements where the Company sells software products and Post Contract Support ("PCS"). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value.

          SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The revenue associated with the delivered elements is recognized using the residual method discussed above.

          Revenues from software licenses that require significant customization, integration and installation that take a short period of time to complete are recognized in accordance with Statement of Position 81-1, "Accounting for Performance of Construction - Type and Certain Production Type Contracts" ("SOP 81-1"), using the complete contract accounting method. After delivery, if uncertainty exists about customer acceptance of the software, license revenue is not recognized until acceptance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2006, no such estimated losses were identified.

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The Company is entitled to royalties from revenue sharing arrangements upon sublicensing of the Company's products to end-users. The Company recognizes royalties from revenue sharing arrangements during the period based on reports obtained from its customers through the reporting period on a monthly basis.

     h.   Research and development costs:

          Research and development costs are charged to the Statement of Operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

          Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general releases have been insignificant. Therefore, all research and development costs have been expensed.

     i.   Income taxes:

          The Company and its subsidiaries account for income taxes in accordance with SFAS, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

     j.   Concentrations of credit risk:

          Financial instruments that potentially subject the Company and its subsidiaries to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The majority of the Company's cash and cash equivalents are invested in dollar instruments with major banks in the Isle of Man. Such cash and cash equivalents in the Isle of Man may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.

          Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in Antigua and Barbuda. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses.

          The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

     k.   Fair value of financial instruments:

          The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          The carrying amounts of cash and cash equivalents, trade receivables, other accounts receivable, trade payables and other accounts payable approximate their fair value due to the short-term maturity of such instruments.

          The call option is measured at fair value using Black - Scholes pricing model. The promissory note bears interest of $U.S. Libor +1.5% per annum.

     l.   Basic and diluted net loss per share:

          Earnings (loss) per share ("EPS") were computed in accordance with provisions of SFAS No. 128"Earnings per share" ("SAFS 128"). SFAS 128 requires the presentation of both basic and diluted EPS. Basic net earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted earnings
          (loss) per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year.

     m.   Gain on Realization of Shareholdings:

          Gain on realization of shareholdings includes the results of realization of the Company's shareholdings in investee arising either from the sale of such shareholdings or from issuance of stock by the investee to third parties, which is recognized in accordance with the provisions of Staff Accounting Bulletin No. 51 ("SAB 51") of the Securities and Exchange Commission ("SEC") or SAB Topic 5H, where the investee is a newly-formed, in a process of research and development, start-up or development Stage Company.

     n.   Advertising Costs

          The Company expenses advertising costs as incurred. Advertising costs for the period from inception (July 11, 2006) to December 31, 2006 were $109,348.

     q.   Impact of recently issued Accounting Standards:

          In February 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Statements No. 133 and 140". This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact of this statement, if any, on its consolidated financial statements.

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In July 2006, the FASB issued FASB Interpretation No 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes an interpretation of SFAS No. 109." This financial interpretation clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. As applicable to the Company, the interpretation prescribed by FIN 48 will be effective commencing January 1, 2007. The Company is currently evaluating the impact that the adoption of FIN 48 would have on its consolidated financial statements.

          In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This standard establishes a framework for measuring fair value and expands related disclosure requirements; however, it does not require any new fair value measurement. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 157 would have on its consolidated financial statements.

          In September 2006, the SEC issued Staff Accounting Bulletin 108, which expresses the Staff's views regarding the process of quantifying financial statement misstatements. The bulletin was effective as of the year beginning January 1, 2006. The implementation of this bulletin had no impact on the Company's consolidated financial statements.

          In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company is currently evaluating the impact that the adoption of FAS 159 would have on its consolidated financial statements.

NOTE 4:- PROPERTY AND EQUIPMENT, NET

                                        DECEMBER 31,
                                          -------
                                           2006
                                          -------

Cost:

   Computers and peripheral equipment     $88,939
                                          -------

Accumulated depreciation:

   Computers and peripheral equipment       2,204
                                          -------

Depreciated cost                          $86,735
                                          =======

Depreciation expenses totaled $ 2,204 for the period ended December 31, 2006.

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 5:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

     a.   Summary information about geographic areas:

          The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business) and follows the requirements of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information".

          The following is a summary of revenues within geographic areas, based on customer's location:

                                           PERIOD FROM INCEPTION
                                             (JULY 11, 2006) TO
                                                DECEMBER 31,
                                                ------------
                                                    2006
                                                ------------

          Antigua and Barbuda                   $    837,457
                                                ============

     b. On October 31, 2006, RNG and Golden Palace entered into a software license agreement under which RNG has granted Golden Palace a non transferable, limited license to use, perform, present and operate RNG's Blackjack Software for the purpose of displaying, managing and operating online gaming according to the terms and conditions of the agreement. In return, Golden Palace has agreed to pay RNG a total of $1,000,000 in license fees, integration costs, technical support fees and advanced royalty fees, as well as additional royalty fees equal to 15% of the fees charged by Golden Palace from players who participate in the blackjack game.

          On November 9, 2006, Get21 and Golden Palace entered into a sublicense and software agreement under which Golden Palace granted Get21 a world wide, non exclusive, non transferable sublicense to user interface portion of the multiplayer blackjack and poker gaming software ("Player Software") and to grant players the right to use the Player Software. According to the terms of the agreement, Get21 is responsible for performing all marketing and promotional functions with respect to bringing players through the URL web address www.get21.com and www.get21poker.com ("URL") to online gaming multiplayer blackjack and poker rooms ("Gamerooms") which are operated by Golden Palace. Get21 and Golden Palace shall share the revenues generated from players who played in the Gamerooms through the URL according to the terms specified in the agreement.

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 6:- SHARE CAPITAL

     a.   Shareholders' rights:

          The shares of common stock confer upon the holders the right to elect the directors and to receive notice to participate and vote in the stockholders meetings of the Company, and the right to receive dividends, if and when declared.

     b.   Private placement:

          On September 14, 2006, Gaming, RNG, and Golden Palace Ltd. ("Golden Palace"), entered into an agreement, which was amended on January 10, 2007, under which Golden Palace agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. The Company posted a gain of $341,150 resulting from this issuance in accordance with SAB Topic 5H. According to the SAB, realization of a gain is not assured where the subsidiary is a newly-formed, in a process of research and development, start-up or development Stage Company. In such situations, the change in the holding company's proportionate share of the subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction and no gain will be recognized. Accordingly, the Company charged a gain of $341,150 into equity.

          Pursuant to terms of this agreement, Golden Palace has an option, that can be exercised upon the occurrence of certain events as defined in the agreement, to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG. Concurrently, Gaming, RNG and Golden Palace entered into a shareholders agreement under which Golden Palace has a right to appoint one of RNG's 4 directors (as long as Golden Palace owns 20% of RNG) and Gaming has a right to appoint the 3 other directors. Upon Golden Palace becoming an owner of 50% of RNG, it will have the right to appoint an equal number of directors to the number we are entitled to appoint. At issuance date, the Company recorded the call option granted to Golden Palace as a derivative against additional paid in capital. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding Derivative Financial Instruments Indexed to, and Potentially Settled in, the Stock of a Consolidated Subsidiary" ("EITF 00-6 ").

     c.   Dividends:

          In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars. The Company does not intend to pay cash dividends in the foreseeable future.

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 7:- INCOME TAXES

     a. Measurement of taxable income under the Income Tax Law (Inflationary Adjustments), 1985:

          Results for tax purposes of the Israeli subsidiary are measured in terms of earnings in NIS, after certain adjustments for increases in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b, the financial statements are measured in U.S. dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a further difference between taxable income and the income before taxes shown in the financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Israeli subsidiaries have not provided deferred income taxes on the difference between the functional currency and the tax bases of assets and liabilities.

     b.   loss before taxes on income:

                                                                PERIOD FROM
                                                              INCEPTION (JULY
                                                               11, 2006) TO
                                                               DECEMBER 31,
                                                                 ---------
                                                                    2006
                                                                 ---------

          Domestic                                               $ 885,625
          Foreign                                                    9,415
                                                                 ---------

                                                                 $ 895,040
                                                                 =========

     c.   Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

                                                                  PERIOD FROM
                                                                INCEPTION (JULY
                                                                 11, 2006) TO
                                                                 DECEMBER 31,
                                                                   --------
                                                                     2006
                                                                   --------

          Operating loss carryforward                              $  9,415

          Deferred tax asset before valuation allowance            $  2,918
          Valuation allowance                                      $ (2,918)
                                                                   --------

          Net deferred tax asset                                   $      -
                                                                   ========

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 7:- INCOME TAXES (CONT.)

          On December 31, 2006, the Company and its subsidiaries have provided valuation allowances of $ 2,918 in respect of deferred tax assets resulting from tax loss carryforwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carryforwards and other temporary differences will not be realized in the foreseeable future.

     e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carry forward among the various subsidiaries due to the uncertainty of the realization of such tax benefits.

NOTE 8:- FINANCIAL EXPENSES

                                                      PERIOD FROM INCEPTION
                                                        (JULY 11, 2006) TO
                                                            DECEMBER 31,
                                                             --------
                                                               2006
                                                             --------

          Financial expenses:
            Interest, bank charges and fees, net             $ (3,452)
            Interest on promissory note                        72,840
                                                             --------

                                                             $ 69,388
                                                             ========

NOTE 9:- RELATED PARTY TRANSACTIONS

     On July 12, 2006 the Company signed a service agreement with Zone4Play (Israel) Ltd under which we receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ Software from Zone4Play

NOTE 10- SUBSEQUENT EVENTS:

     On June 2007, the Company has decided to cease the marketing services provided for gaming applications marketing activities through its subsidiary Get21 effective on July 15, 2007.

     a.   Following is selected information of the Get21's financial statements:

                                                           DECEMBER 31,
                                                             -------
                                                              2006
                                                             -------

          TOTAL current assets                                22,237
                                                             -------

          TOTAL non current assets                            83,108
                                                             -------

          TOTAL current liabilities                          979,356
                                                             -------