Form 20-F
period 2007-12-31
GAMING VENTURES plc
filed 2008-07-24
CIK 1370437

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
                                   ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

                                       OR

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

   SHIMON CITRON, +972 3 647 1884, FAX: +972 3 647 2722, KYRIAT ATIDIM, PO BOX
                          58070, TEL AVIV 61580, ISRAEL
    (Name, Telephone, E-mail, and/or Facsimile number and Address of Company
                                 Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      NONE

 Securities registered or to be registered pursuant to Section 12(g) of the Act:
               ORDINARY SHARES, NOMINAL VALUE BP 0.0001 PER SHARE

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                      NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 32,315,698 ORDINARY SHARES, NOMINAL VALUE BP 0.0001 PAR VALUE PER SHARE.

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

LARGE ACCELERATED FILER [_]   ACCELERATED FILER [_]   NON-ACCELERATED FILER [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]    INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED    OTHER [_]
                 BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD [_]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statements which financial statements item the registrant has elected to follow:

                          ITEM 17 [_]     ITEM 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [_]     NO [X]

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

PART I

           Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                     AND ADVISERS                                             6

           Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                  6

           Item 3.   KEY INFORMATION                                          6

                     A. Selected Financial Data                               6

                     B. Capitalization and Indebtedness                      10

                     C. Reasons for the Offer and Use of Proceeds            10

                     D. Risk Factors                                         10

           Item 4.   INFORMATION ON THE COMPANY                              16

                     A. History and Development of the Company               16

                     B. Business Overview                                    18

                     C. Organizational Structure                             25

                     D. Property, Plants and Equipment                       25

           Item 4A.  UNRESOLVED STAFF COMMENTS                               25

           Item 5.   OPERATING AND FINANCIAL REVIEW AND
                     PROSPECTS                                               25

                     A. Operating Results                                    27

                     B. Liquidity and Capital Resources                      28

                     C. Research and Development, Patents and Licenses, Etc  28

                     D. Trend Information                                    28

                     E. Off - Balance Sheet Arrangements                     28

                     F. Tabular Disclosure of Contractual Obligations        28

           Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES              29

                     A. Directors and Senior Management                      29

                     B. Compensation                                         29

                     C. Board Practices                                      29

                     D. Employees                                            30

                     E. Share Ownership                                      30

           Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY
                     TRANSACTIONS                                            31

                     A. Major Shareholders                                   31

                     B. Related Party Transactions                           31

                     C. Interests of Expert and Counsel                      32

           Item 8.   FINANCIAL INFORMATION                                   32

           Item 9.   THE OFFER AND LISTING                                   32

                     A. Offer and Listing Details                            32

                     B. Plan of Distribution                                 32

                     C. Markets                                              32

                     D. Selling Shareholders                                 32

                     E. Dilution                                             32

                     F. Expenses of the Issue                                32

           Item 10.  ADDITIONAL INFORMATION                                  33

                     A. Share Capital                                        33

                     B. Memorandum and Articles of Association               33

                     C. Material Contracts                                   33

                     D. Exchange Controls                                    35

                     E. Taxation                                             35

                     F. Dividends and Paying Agents                          39

                     G. Statements by Experts                                39

                     H. Documents on Display                                 39

                     I. Subsidiary Information                               39

           Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
                     ABOUT MARKET RISK                                       39

           Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                     SECURITIES                                              39

PART II

           Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND
                     DELINQUENCIES                                           40

           Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
                     SECURITY HOLDERS AND USE OF PROCEEDS                    40

           Item 15.  CONTROLS AND PROCEDURES                                 40

           Item 16.  RESERVED                                                41

           Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT                        41

           Item 16B. CODE OF ETHICS                                          41

           Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                  41

           Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS
                     FOR AUDIT COMMITTEE                                     41

           Item 16E  PURCHASES OF EQUITY SECURITIES BY THE
                     ISSUER AND AFFILIATED PURCHASERS                        41

PART III

           Item 17.  FINANCIAL STATEMENTS                                    42

           Item 18.  FINANCIAL STATEMENTS                                    42

           Item 19.  EXHIBITS                                                42

                                     PART I

UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS ANNUAL REPORT TO
THE "COMPANY" "US," "WE," "OUR," "GAMING," AND "GAMING VENTURES" REFER TO GAMING
VENTURES PLC. AND ITS CONSOLIDATED SUBSIDIARIES.

OUR FINANCIAL STATEMENTS ARE PREPARED IN UNITED STATES DOLLARS AND IN ACCORDANCE
WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES. ALL
REFERENCES IN THIS ANNUAL REPORT TO "DOLLARS" OR "$" ARE TO UNITED STATES
DOLLARS.

STATEMENTS IN THIS ANNUAL REPORT CONCERNING OUR BUSINESS OUTLOOK OR FUTURE
ECONOMIC PERFORMANCE; ANTICIPATED REVENUES, EXPENSES OR OTHER FINANCIAL ITEMS;
INTRODUCTIONS AND ADVANCEMENTS IN DEVELOPMENT OF PRODUCTS, AND PLANS AND
OBJECTIVES RELATED THERETO; AND STATEMENTS CONCERNING ASSUMPTIONS MADE OR
EXPECTATIONS AS TO ANY FUTURE EVENTS, CONDITIONS, PERFORMANCE OR OTHER MATTERS,
ARE "FORWARD-LOOKING STATEMENTS". WE URGE YOU TO CONSIDER THAT STATEMENTS WHICH
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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the statements of operations data for the periods commencing January 1, 2007 through
December 31, 2007 and July 11, 2006 (inception) through December 31, 2006 and the balance sheets data as of December 31, 2007 and as of December 31, 2006 from our consolidated financial statements included in Item 18 of this annual report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this annual report. See "Item 5. Operating and
Financial Review and Prospects."

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                                    PERIOD FROM
                                                                                                  INCEPTION (JULY
                                                                                  YEAR ENDED      11, 2006) TO
                                                                                  DECEMBER 31       DECEMBER 31
                                                                                ------------       ------------
                                                                                    2007               2006
                                                                                ------------       ------------

 Revenues                                                                            154,745            800,708
 Cost of revenues                                                                          -              4,562
                                                                                ------------       ------------

 Gross profit                                                                        154,745            796,146
                                                                                ------------       ------------

 Operating expenses:
   Research and development                                                          622,387            696,310
   Selling and marketing                                                               6,858             13,508
   General and administrative                                                        503,657             97,491
                                                                                ------------       ------------

 TOTAL operating expenses                                                          1,132,902            807,309
                                                                                ------------       ------------

 Operating loss                                                                      978,157             11,163

 Financial expenses, net                                                              46,790             69,388
                                                                                ------------       ------------

 Loss before Taxes on Income                                                       1,024,947             80,551
                                                                                ------------       ------------

 Taxes on income                                                                           -                  -
                                                                                ------------       ------------

 Minority interests in losses (profits) of subsidiaries                              138,373            (24,374)
                                                                                ------------       ------------

 Net loss from continuing operation                                             $    886,574       $    104,925
 Net loss from discontinued operation, net                                           676,168            790,115
                                                                                ------------       ------------
 Net Loss                                                                          1,562,742            895,040
                                                                                ============       ============

 Basic and diluted net loss per share from continuing operation                 $      0.027       $      0.003
                                                                                ============       ============
   Basic and diluted net loss per share from discontinued operation                    0.021              0.025
                                                                                ============       ============
   Total Basic and diluted net loss per share                                          0.048              0.028
                                                                                ============       ============
 Weighted average number of common stock used in computing basic and
 diluted net loss per share                                                       32,315,698         32,315,698
                                                                                ============       ============

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                         DECEMBER 31,
                                                                                ---------------------------
                                                                                   2007             2006
                                                                                ----------       ----------
     ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                                                    $      890       $  638,309
   Trade receivables (net of allowance for doubtful
   accounts of $405,452 as of December 31,2007)                                          -          795,452
   Other accounts receivable, prepaid expenses and related parties                       -           21,100
                                                                                ----------       ----------

 TOTAL current assets                                                                  890        1,454,861
                                                                                ----------       ----------

 PROPERTY AND EQUIPMENT, NET                                                             -           51,627
                                                                                ==========       ==========
 ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS                                       31,506           36,231
                                                                                ----------       ----------

 Total assets                                                                   $   32,396       $1,542,719
                                                                                ==========       ==========

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                        DECEMBER 31,
                                                                                ----------------------------
                                                                                    2007            2006
                                                                                -----------      -----------
     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

 CURRENT LIABILITIES:
   Advance payments                                                             $         -      $    44,745
   Related parties                                                                  382,515          742,009
   Promissory note current portion                                                  900,000          450,000
                                                                                -----------      -----------

 TOTAL current liabilities                                                        1,282,515        1,236,754
                                                                                -----------      -----------

 LONG TERM LIABILITIES:

   Call option                                                                            -          114,850
   Promissory note                                                                1,584,954        1,872,840
                                                                                -----------      -----------
 TOTAL long term liabilities
                                                                                  1,584,954        1,987,690
                                                                                -----------      -----------

 MINORITY INTEREST                                                                        -          138,374

 LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                                1,525,599          977,831

 Total liabilities                                                                4,393,068        4,340,649
                                                                                -----------      -----------

 STOCKHOLDERS' DEFICIENCY:
   Common stock of (pound)0.0001 par value:
   Authorized: 55,000,000 shares at December 31, 2007; Issued and outstanding:
     32,315,698 shares at December 31, 2007                                           5,960            5,960
   Additional paid-in capital                                                       341,150          341,150
   Accumulated deficit                                                           (4,707,782)      (3,145,040)
                                                                                -----------      -----------

 TOTAL stockholders' deficiency                                                  (4,360,672)      (2,797,930)
                                                                                -----------      -----------

 TOTAL liabilities and stockholders' deficiency                                 $    32,396      $ 1,542,719
                                                                                ===========      ===========

GOING CONCERN

     We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity. In their report to the shareholders dated July
24, 2008, which is part of the financial statements included under Item 18 of this annual report, our auditors stated that "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has suffered losses from operations and has negative operating cash flows from operations that raise substantial doubt about the
Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties".

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

              RISKS RELATED TO WIN GAMING MEDIA INC.'S SHAREHOLDERS

THE TAX CONSEQUENCES OF THE CONTEMPLATED SPINOFF TRANSACTION ON WIN GAMING MEDIA
INC. AND ITS SHAREHOLDERS ARE UNCERTAIN.

Win Gaming Media, Inc., a Nevada corporation and our parent company ("Win Gaming
Media") disclosed in its Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2006 that it intends to declare a dividend of our shares on a one-for-one pro rata basis to the shareholders of Win Gaming
Media as of a record date to be determined by the Win Gaming Media's Board of
Directors. When a U.S. corporation distributes property to its shareholders, there are potentially two levels of U.S. tax: (i) a corporate level tax; and
(ii) a shareholder level tax.

To the extent that the fair market value of the property distributed exceeds the distributing corporation's tax basis in that property, gain is recognized by the corporation under Internal Revenue Code Section 311(b).

Under Code Section 301(c), a distribution of property by a U.S. corporation to its shareholders is first treated as a taxable dividend to the extent of the distributing corporation's current or accumulated earnings and profits ("E&P");
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
However, the value of the BJ Software is subject to a possible upward adjustment by the Internal Revenue Services ("IRS") and the value of our indebtedness is subject to a downward adjustment by the IRS. Either of such adjustments would cause our shares to have a value, and that could cause Win Gaming Media to recognize a capital gain on the spinoff under Code Section 311(b). Such "Code
Section 311(b) gain" would be taxable to Win Gaming Media to the extent its net operating loss carry forwards were not sufficient to offset such capital gain.
Even if Win Gaming Media's net operating carry forwards are sufficient to offset the Code Section 311(b) gain, the Win Gaming Media shareholders could be treated as receiving a taxable dividend if our company's share are found to have value.
Such taxable dividend would subject to U.S. withholding tax to the extent paid to non-U.S. shareholders.

THERE IS NO PUBLIC MARKET FOR OUR SHARES AND IF THERE IS A SPIN OFF OF OUR
SHARES TO WIN GAMING MEDIA'S SHAREHOLDERS THEY MAY HAVE DIFFICULTY SELLING OUR
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

                      GENERAL RISKS RELATED TO OUR BUSINESS

NO OPERATING HISTORY MAKES OUR FUTURE SUCCESS UNCERTAIN.

We have a very brief operating history. In 2006, we began our business of developing, commercializing and marketing games software and technologies. We are continuing to develop our business, enhance and extend our product suite and build our organization. Our brief operating history makes our success uncertain.
As a result of our brief operating history, it is difficult to accurately forecast our revenues, and we have limited meaningful historical financial data upon which to base planned operating expenses and new business revenue.

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY
BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception but they were not an adequate source of cash to fund future operations. Historically we have relied on private placement issuances of equity. Also, at December 31, 2007, we had an accumulated deficit of $4,707,782. Furthermore, in their report to the shareholders dated
July 24, 2008, which is part of the financial statements included under Item 18 of this annual report, our auditors stated that "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has suffered losses from operations and has negative operating cash flows from operations that raise substantial doubt about the
Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties".

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

BECAUSE WE OPERATE IN MULTIPLE INTERNATIONAL MARKETS, WE MAY BE SUBJECT TO
RISKS, WHICH OFTEN CHARACTERIZE INTERNATIONAL MARKETS, INCLUDING:

- Potentially weak protection of intellectual property rights;

- Economic and political instability;

- Import or export licensing requirements;

- Trade restrictions;

- Difficulties in collecting accounts receivable;

- Longer payment cycles;

- Unexpected changes in regulatory requirements and tariffs;

- Seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

- Fluctuations in exchange rates; and

- Potentially adverse tax consequences.

THE LOSS OF OUR KEY MANAGEMENT PERSONNEL MAY ADVERSELY AFFECT OUR BUSINESS.

Currently, we depend on a relatively small number of key employees of our parent company, Win Gaming Media, Inc., especially, Shimon Citron, Win Gaming Media
Inc.'s Chief Executive Officer, and Jacob Bar-Shalom, Win Gaming Media's Chief
Financial Officer, the loss of any of whom could have an adverse affect on the financial performance of our business. Even though Win Gaming Media Inc. has employment agreements with certain of these employees, it cannot assure us that they will continue their service with us.

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

- The ability of customers to obtain players and grow their online gaming business;

- The mix of games and other products developed by us;

- Our inability to obtain customers and strategic partners;

- Our inability to adequately maintain, upgrade and develop our technologies;

- Technical difficulties with respect to the use of our software;

- The ability of our competitors to offer new or enhanced games technologies, services or products; price competition;

- Adverse regulatory developments in the business of games for pay;

- Our inability to license additional games from third parties; and

- The amount and timing of operating costs and capital expenditures relating to commercializing our technologies.

WE ARE EXPOSED TO FLUCTUATIONS IN CURRENCY EXCHANGE RATES.

A significant portion of our business will be conducted outside the United
States. Although all of our revenues is transacted in U.S. Dollars, we are exposed to currency exchange fluctuations in other currencies such as the New
Israeli Shekel (NIS). Moreover, a portion of our expenses in Israel are paid in the local currency, which subjects us to the risks of foreign currency fluctuations. In the future, we may use derivative instruments in order to try to minimize the effects of currency fluctuations, but any hedging positions may not succeed in minimizing our foreign currency fluctuation risks.

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

POSSIBLE SHARING OF OUR CONTROL OF RNG WITH GOLDEN PALACE MAY MAKE IT MORE
DIFFICULT TO MAKE CERTAIN STRATEGIC AND OPERATIONAL DECISIONS.

We might have to share our control of RNG with Golden Palace Ltd. ("Golden
Palace"), if Golden Palace exercises its option under the agreement dated
September 14, 2006 entered with us and RNG, to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by us) pursuant to the terms of this agreement. Such a sharing of control may make it more difficult to make certain strategic and operational decisions if the parties disagree about such matters.

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

We expect to enter into agreements with our new customers under which they offer our applications to subscribers and we receive a percentage of our customers'
related revenues. The subscribers are charged a one-time, monthly or per-use subscription fee for the application. It is expected that our customers will retain a percentage of the fee and remit the balance to us. If our technology and games are not widely accepted by our customers' subscribers, our financial condition and results of operations will be materially adversely affected.

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
AND DEVELOP NEW TECHNOLOGIES.

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

                      RISKS RELATED TO LOCATION IN ISRAEL.

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY
AFFECT OUR RESULTS OF OPERATIONS.

Our principal offices and operations are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been an increase in hostilities between Israel and the Palestinians, which has adversely affected the peace process and has negatively influenced Israel's relationship with its
Arab citizens and several Arab countries. Such ongoing hostilities may hinder
Israel's international trade relations and may limit the geographic markets, where we can sell our products. Furthermore, the United States Department of
State has issued advisories regarding travel to Israel, impeding the ability of travelers to attain travel insurance. Furthermore, since July 2006 there have been hostilities between Israel and the Hezbollah terrorist organization operating in Lebanon, and the north of Israel has been hit by rockets launched from Lebanon. Any hostilities involving Israel or threatening Israel, or the interruption or curtailment of trade between Israel and its present trading partners, could adversely affect our operations.

RESULTS OF OPERATIONS COULD BE NEGATIVELY AFFECTED BY THE OBLIGATIONS OF
PERSONNEL TO PERFORM MILITARY SERVICE.

Our operations could be disrupted by the absence for significant periods of one or more of Win Gaming Media's executive officers, key employees or a significant number of other employees because of military service. Some of Win Gaming
Media's executive officers and male employees in Israel who are providing services to us are obligated to perform military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of such reserve duty depends, among other factors, on an individual's age and prior position in the army. In addition, if a military conflict or war occurs, these persons could be required to serve in the military for extended periods of time. Any disruption in operations as the result of military service by key personnel could harm our business.

UNDER CURRENT ISRAELI LAW, WE MAY NOT BE ABLE TO ENFORCE COVENANTS NOT TO
COMPETE AND THEREFORE MAY BE UNABLE TO PREVENT OUR COMPETITORS FROM BENEFITING
FROM THE EXPERTISE OF SOME OF OUR FORMER EMPLOYEES.

Israeli courts have required employers seeking to enforce non-compete undertakings against former employees to demonstrate that the former employee breached an obligation to the employer and thereby caused harm to one of a limited number of legitimate interests of the employer recognized by the courts such as the confidentiality of certain commercial information or a company's intellectual property. In the event that any of Win Gaming Media's employees, or our future employees, chooses to work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise of such former employees if we cannot demonstrate to the court that a former employee breached a legitimate interest recognized by a court and that we suffered damage thereby.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Win Gaming Media, Inc., (formerly Zone 4 Play, Inc.). Win
Gaming Media's shares are quoted on the over-the-counter bulletin board in the
US. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at 9 Myrtle Street, Douglas, Isle of Man, and our telephone number there is (44) 1624620711. On July 12, 2006, we entered into an agreement with
Win Gaming Media's wholly owned subsidiary, Zone 4 Play, Inc., a Delaware corporation ("Zone4Play DE") under which all right, title, and interest in its intellectual property rights and assets related to its BJ software on a "going concern" and "as is" basis, were exchanged for a promissory note in the principal amount of $2.25M. According to an agreement between us and Zone4Play
DE, we purchased from Zone4Play DE all right, title and interest in its intellectual property rights and assets related to its newly developed BJ
Software on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The purchase price was based on an appraisal report made by an independent appraiser. This promissory note has a term of five years. Principal is payable in five equal annual installments of
$450,000 and carries annual interest of Libor +1.5%. The note is secured by a
Debenture and Equitable Share Charge between Zone4Play DE and us. Zone4Play DE has a lien on all of our assets including our shares in our subsidiaries.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and research and development arm, RNG Gaming Limited, an Isle of Man company
("RNG"), under which we have assigned all of our rights in the BJ Software to
RNG in consideration for all outstanding and issued ordinary shares of RNG.

On September 25, 2006 we signed with Win Gaming Media a promissory note in the principal amount of $2.25 million This promissory note has a term of five years.
Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5%.The note will be secured by a Debenture and
Equitable Share between Win Gaming Media and us. Win Gaming Media intends to have a lien (with priority over Zone4Play DE) on all of our assets including our shares in our subsidiaries.

We had two operating subsidiaries: RNG Gaming Limited and Get21 Limited, both
Isle of Man companies. Effective July 15, 2007, we have decided to cease the marketing services provided for gaming applications marketing activities through our subsidiary Get21 due to cash flow difficulties.

The purpose of RNG is to exploit the BJ Software and related intellectual property and further develop this software and potentially other gaming software. RNG's business model is to license its software to third parties in exchange for revenue shares and license fees.

On September 14, 2006, Gaming, RNG, and Golden Palace entered into an agreement, which was amended on January 10, 2007, under which Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option to acquire an additional
30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by us) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before
September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a public traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than
$4,000,000 by third parties, at a company valuation of $18,000,000. We currently hold 80% of RNG's share capital, and we consolidate its financial statements in which the minority interest represents Golden Palace's current holdings. We have recorded the call option granted to Golden Palace as a derivative in the long
-term liability section. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding Derivative
Financial Instruments Indexed to, and Potentially Settled in, the Stock of a
Consolidated Subsidiary" (EITF 00-6). The call option has expired as of December
31, 2007.

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

On November 9, 2006, Get21 and Golden Palace entered into a sublicense and software agreement under which Golden Palace granted Get21 a world wide, non exclusive, non transferable sublicense to user interface portion of the multiplayer Blackjack and poker gaming software ("Player Software") and to grant players the right to use the Player Software. According to the terms of the agreement, Get21 is responsible for performing all marketing and promotional functions with respect to bringing players through the URL web address
www.get21.com and www.get21poker.com, or the URL, to online gaming multiplayer
Blackjack and poker rooms, or Gamerooms, which are operated by Golden Palace.
Get21 and Golden Palace shall share the revenues generated from players who played in the Gamerooms through the URL according to the terms specified in the agreement.

Effective on July 15, 2007, we have decided to cease the marketing services provided for gaming applications marketing activities through our subsidiary
Get21. Consequently, assets, liabilities and operating results that were attributed to Get21 activity were presented as discontinued operations. Under
Statement of Financial Accounting Standards ("SFAS") No. 144 ("SFAS 144"), when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations, that is provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

Our subsidiary RNG has signed a non-exclusive license agreement with industry leader Golden Palace Ltd to offer non-U.S. customers the Blackjack Software service. The agreement allows for Golden Palace poker players to be integrated into a single E-Cash wallet, to enhance the cross-marketing opportunities between Golden Palace poker players and the new multiplayer blackjack tournament service. As a result, Golden Palace online poker players are able to participate in the game by using their existing account without the need to re-register. We have developed a patent application for the Blackjack Software which was pending with the U.S. Patent and Trademark Office. In January 2008 we decided to abandon this application.

Currently, we (including our subsidiary RNG) receive all administrative services, including management, office space and secretarial services, and research and development services in connection with the development of the BJ
Software from Win Gaming Media's wholly owned subsidiary, Zone4Play (Israel)
Ltd. ("Z4P Israel") pursuant to a services agreement. The consideration to be paid by us on a monthly basis to Z4P Israel for these services is based on Z4P
Israel's cost plus a 10% of the cost.

B. BUSINESS OVERVIEW

Through our subsidiaries we entered the online gambling business, initially with our proprietary Blackjack software game based on the BJ Software. We intend to license our Blackjack software to owners of other gambling websites. The only website that we own to date is www.get21.com, the content of which is not part of this annual report. This website was closed effective July 15, 2007 and at that time we ceased our marketing activity due to cash flow difficulties. The
Company intends to look for other sources of revenues and we expect that until the Company become profitable the Company's shareholders will continue to finance the Company.

ONLINE GAMBLERS.

Through our subsidiary Get21 we generated new players through both online and offline marketing techniques, including an extensive affiliate program through which we gave incentives to third parties to direct new players to our website by paying such marketing partners either a fixed amount or a share of our revenues generated from each such referral. The third party was paid certain percentages of any revenues generated by the third party referred players at such third party gaming site in a given month.

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

Our revenues in 2007 were derived from the license agreement by our Subsidiary
RNG with Golden Palace and from the marketing services provide to Golden Palace, licensing our Blackjack software to licensees and charging setup fees and a revenue share based on a percentage of the licensee's net revenue. Currently we have one customer, Golden Palace, pursuant to a license agreement that was signed on October 31, 2006.

OUR STRATEGY.

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

OUR COMPETITIVE STRENGTHS.

Our competitive strengths include the following:

o    Owning our own Blackjack software so that it is not dependent on other software providers.

o    Experience in the gaming software development market.

OUR PRODUCTS AND TECHNOLOGY.

Our BJ Software was developed by Win Gaming Media. Win Gaming Media specializes in the development of software solutions for the interactive gaming industry.
Through our wholly owned subsidiary, RNG, as well as through Win Gaming Media, we continued developing the BJ Software. Win Gaming Media has developed a pending patent application for the BJ Software which is currently pending with the U.S. Patent and Trademark Office. In January 2008 we decided to abandon this application.

OUR BLACKJACK GAME.

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

GAMING SOFTWARE PROVIDERS.

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

MARKET SIZE AND GROWTH

The interactive entertainment market has emerged as a result of the growth and technological advancement in the communications industry. One of the key segments of the interactive entertainment market is online gaming which has experienced growth since its emergence in the early 1990s. Estimates and growth rates of the online gaming market vary and are hard to determine.

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
In general terms, it is possible that, subject to the courts in the relevant countries being able to establish jurisdiction, online gaming and our activities in relation to it do or may constitute (in a manner and to a degree which varies between countries) a breach of the applicable criminal and/or civil legislation in the countries of residence of our registered players. This may potentially expose us, and/or our officers and directors, to fines and other sanctions
(including imprisonment). That is why we do not intend to directly target individuals residing in the United States and will mainly target online markets in Europe. We have no control over where and to residents of which country third party operators to which we may license the BJ Software, market their games or otherwise conduct operations, which can be all over the world.

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

U.K. REGULATION OF ONLINE GAMING

On 7 April 2005, the UK Gaming Act 2005 (the "UK Act") was given Royal Assent.
The UK Act introduces fundamental reforms of current gaming legislation, including online gaming. The UK Act envisages that a new single regulator, the
"Gaming Commission", would be formed and that the remaining provisions of the UK
Act will come into force from the second half of 2005 onwards, with the full regime coming to place on September 2007.

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

SCANDINAVIAN COUNTRIES

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

C. ORGANIZATIONAL STRUCTURE

We own the entire ownership interest of our subsidiary Get21, which ceased operations on July 15, 2007, and 80% in our subsidiary RNG. Both companies are incorporated in the Isle of Man.

D. PROPERTY, PLANTS AND EQUIPMENT

We are currently using space in Win Gaming Media's facilities and its equipment pursuant to the terms of the services agreement between us.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None

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

IMPAIRMENT OF LONG-LIVED ASSETS:

Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the
Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2007 and as of December 31, 2006, no impairment losses have been identified.

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

During fiscal 2007 the Company was not involved in multiple arrangements. In fiscal 2006 the arrangements that include multiple elements were usually arrangements where the Company sold software products and Post Contract Support
("PCS"). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met. Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The revenue associated with the delivered elements was recognized using the residual method discussed above.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the Financial Accounting Standards Board ("FASB") issued
Statement of Financial Accounting Standards, ("SFAS") No. 157, "Fair Value
Measurements" ("SFAS No. 157"). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS
No. 157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

In February 2007, the FASB issued Financial Accounting Standard ("FAS") 159,
"The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS
159".) This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of FAS 159 to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations." SFAS
No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any non-controlling interest in the acquire. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The
Company is currently evaluating the potential impact, if any, of the adoption of
FAS 141(R) on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, "Non-controlling Interests in
Consolidated Financial Statements - an amendment of ARB No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning on or after
December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated financial statements.

A. OPERATING RESULTS

OVERVIEW

RESULTS OF OPERATIONS

REVENUES AND COST OF REVENUES

Total revenues from continuing operations for, the year ended on December 31,
2007 decreased by 80% to $157,745 from $800,708 in the period of July 11, 2006 through December 31, 2006. The decrease in revenues was due to a contract with
Golden Palace Ltd for the license of our multiplayer tournaments blackjack that we had in 2006.

Cost of revenues from continuing operations for 2007 decreased by 100% to $0 from $4,562 in 2006.

RESEARCH AND DEVELOPMENT

Research and development expenses for continuing operations for the year ended
December 31, 2007 decreased by 10% to $622,387 from $696,310 for the period of
July 11, 2006 through December 31, 2006. The decrease is primarily attributable to the lay off of employees, decreased general and administrative expenses allocated to the research and development department as a result of lay off of employees.

SALES AND MARKETING

Sales and marketing expenses for continuing operations for the year ended
December 31, 2007 decreased by 49% to $6,858 from $13,508 for the period of July
11, 2006 through December 31, 2006.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for continuing operations for the year ended
December 31, 2007 increased by 516% to $503,657 from $97,491 for the period of
July 11, 2006 through December 31, 2006.

The increase is mainly related to an allowance for doubtful debt in the amount of $405,452 owed to us by Golden Palace Ltd that was recorded in our subsidiary
RNG. Other expenses are primarily attributable to accounting and legal expenses and payroll expenses due to services received from Zone 4 Play (Israel) Ltd.

NET LOSS

Net loss from continuing operations for the year ended December 31, 2007 was increased by 844% to $886,574 as compared to net loss of $104,925 for the period of July 11, 2006 through December 31, 2006. Net loss per share for continuing operations for 2007 was $0.027, compared to $0.003 for the period of July 11,
2006 to December 31, 2006.

The net loss increase for continuing operations in 2007 was mainly due to the significant reduction in revenues and for the allowance of $405,452 for doubtful debt.

Our weighted average number of shares of common stock used in computing basic and diluted net loss per share for the year ended December 31, 2007 and the period of July 11, 2006 through December 31, 2006 was 32,315,698.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $637,419 for the year ended December 31, 2007 comparing to generating cash of $62,349 in for the period of July 11, 2006 through December 31, 2006. Cash used for operating activities for the year ended
December 31, 2007 resulted primarily from a net loss of $1,562,742 offset by the decrease in trade receivable of $795,452.

Financing activities generated cash of $0 for the year ended December 31, 2007 compared to $575,960 for the period of July 11, 2006 thorough December 31, 2006, which were due to the issuance of shares in 2006.

On September 14, 2006 our subsidiary, RNG, and Golden Palace Ltd, entered into an agreement, which was amended on January 10, 2007 under which Golden Palace
Ltd has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to the terms of this agreement, Golden Palace Ltd has an option, that can be exercised upon the occurrence of certain events as defined in the Agreement, to acquire additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by us) at a price of
$100,000 per each additional percentage interest of the ordinary shares of RNG.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and development expenses for the period commencing January 1, 2007 to
December 31, 2007 were $622,387 which is primarily attributable to service received by Win Gaming Media which has developed a patent application for the BJ
Software which was filed with the U.S. Patent and Trademark Office. All rights in connection with the patent application pertaining to the BJ Software have been assigned to the Company and following the spin-off Win Gaming Media will no longer retain any patent rights obtained under the application. The patent was abandoned as of January 2008.

D. TREND INFORMATION

We have very little operating history. Trends within the online gaming industry that may affect our financial results at the end of this fiscal year include changes in customer loyalty and gaming habits, government regulation, and developing internet infrastructure.

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents further information relating to our liquidity as of
December 31, 2007: The amounts indicated do not include future interest

                                                                                           2010-
                                                                    2008        2009        2012   MORE THAN
      CONTRACTUAL OBLIGATIONS (U.S. $ IN THOUSANDS)    TOTAL        YEAR       YEARS       YEARS    5 YEARS
                                                      -------     -------     -------     -------   -------

      Promissory note (Libor +1.5%)                   $ 2,250     $   900     $   450     $   900   N/A
      Total                                           $ 2,250     $   900     $   450     $   900   N/A

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of July 15, 2008.

NAME                        AGE             POSITION
----                        ---             --------

Shimon Citron               53              Chief Executive Officer, Director
Jacob Bar-Shalom            42              Chief Financial Officer
Avi Abramowitz              47              Director

Mr. Shimon Citron founded Win Gaming Media, Inc., in 2001 and he has held the positions of Chief Executive Officer and director of Win Gaming Media from inception and until May 8, 2007, and from June 19, 2008 to date.

Jacob Bar-Shalom has joined as our Chief Financial Officer effective July 1,
2008, pursuant to a contract signed between Win Gaming Media and C.F.O. - OUT
SOURCING SERVICES LTD., an Israeli company that provides financial services and for which Mr. Bar-Shalom works. Therefore, Mr. Bar-Shalom does not have a separate compensation arrangements with us or with Win Gaming Media. During
2007-2008 Mr. Bar-Shalom served as the CFO of the Israeli branch of Veolia
Environment. During 2006-2007 Mr. Bar-Shalom served as the acting CFO of ACRO
Inc. From 2002 through 2005 Mr. Bar-Shalom served as the CFO of Digital Fuel
Technologies Inc. Mr. Bar-Shalom holds an MBA from the Hebrew University in
Jerusalem, and he is a Certified Public Accountant in the US.

Mr. Avi Abramovich has been a member of our board of directors since September
2006. Mr. Abramovich is the senior partner at the Israeli law firm of
Abramovich, Izardel & Co. Mr. Abramovich received his Law Degree from Bar Ilan
University in Ramat Gan Israel and has since been a member of the Israeli Bar
Association. He has completed his Executive Master's Program from the Kellogg
School of Management. Mr. Abramovich has Extensive experience in complex transactions, and advises on a myriad of commercial and legal issues. He specializes in civil and commercial litigation, as well as constitutional disputes. He serves as arbitrator in commercial and business disputes, manages receiverships and liquidations and serves as executor of estates.

Ronen Zadok resigned from our board of directors on May 8, 2007.

B. COMPENSATION

None of our officers and directors is being compensated by us. Currently, Z4P
Israel provides us with management services. Under our articles of association, the directors shall be entitled to such remuneration for their services as such as may from time to time be determined by our company in general meetings and unless otherwise directed, any such remuneration shall be deemed to accrue from day to day and shall be divided among them as they may agree, or, failing agreement, equally. The directors shall also be entitled to be repaid all travel and hotel expenses reasonably incurred by them respectively in or about the performance of their duties as directors.

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

The articles of association provide that:

A director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him PROVIDED THAT no person who is resident for taxation purposes in the United Kingdom may be appointed an alternate director unless his appointer is also so resident for taxation purposes in the United Kingdom and
PROVIDED FURTHER THAT no person who is resident in such territories or jurisdictions as the directors may from time to time determine may be appointed as an alternate director if his appointment would cause a majority of the directors present at such meeting (including such alternate) to be resident in such territory or jurisdiction.

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

D. EMPLOYEES

We have no employees. Currently, we receive from Z4P Israel all administrative, research and development services and management, including the services of
Shimon Citron, our Chief Executive Officer who is also Win Gaming Media's Chief
Executive Officer and of Jacob Bar-Shalom, our Chief Financial Officer, who is
also Win Gaming Media's Chief Financial Officer. All of Win Gaming Media's
employees are based in Israel. In the future, once the contemplated spinoff of our shares by Win Gaming Media takes place, we expect to put in place an independent management team and our own employees.

E. SHARE OWNERSHIP

Win Gaming Media, Inc, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by Win Gaming Media, Inc.
We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

Currently we (including our two subsidiaries) receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ Software from
Zone4Play Israel pursuant to an agreement between us. The consideration to be paid by us on a monthly basis to Zone4Play Israel for these services is based on
Zone4Play Israel's cost plus ten percent of the cost.

Win Gaming Media owns all of our issued and outstanding ordinary shares and has the full control over our operations. The agreement between us and Zone4Play
Israel shall continue in effect until the first to occur of (i) one year from the date of this agreement; (ii) the occurrence of a material, continuing breach of this agreement by either party, but only in the event that the breaching party fails to cure the same within ninety (90) days of its receipt of written notice from the other party identifying such material breach and specifying the steps necessary to cure the breach; or (iii) thirty (30) days after notice of termination given to us by Zone4Play Israel that it is terminating this agreement for convenience. Win Gaming Media owns all of our issued and outstanding ordinary shares and has the full control over our operations. Win
Gaming Media's Chief Executive Officer is also our Chief Executive Officer.

On July 12, 2006, we purchased from Zone4Play DE all right, title and interest in its intellectual property rights and assets related to its newly developed multi-player tournament Blackjack software on a "going concern" and "as is"
basis, in exchange for a promissory note in the principal amount of $2.25M. The purchase price was based on an appraisal report made by an independent appraiser. This promissory note has a term of five years. Principal is payable in five equal annual installments of $450,000 and carries annual interest of
Libor +1.5%. The note is secured by a Debenture and Equitable Share Charge between Zone4Play DE and us. Zone4Play DE has a lien on all of our assets including our shares in our subsidiaries. As of December 31, 2007, the Company did not pay any payments owed on account of the promissory note to Zone4Play DE.
There were no changes in the terms of the promissory note. Zone4Play DE could claim the amounts owed at any time.

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

According to an agreement between Gaming Ventures and Zone4Play, Inc (a Delaware
Company) ("Zone4Play DE"), Gaming Ventures purchased from Zone4Play DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M.
The valuation is based on an appraisal report made by an independent appraiser.
This promissory note shall be in effect for Five Years (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5% per annum. The note is secured by a Debenture and Equitable Share Charge between Zone4Play DE and Gaming Ventures. Zone4Play
DE has a lien on all of Gaming Ventures' assets including its shares in its subsidiaries. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Gaming Media group. The technology was previously recorded in Zone4Play DE financial statements at a book value of zero.

Effective July 15, 2007, our board of directors decided to cease the marketing services provided for gaming applications marketing activities through our subsidiary Get21.

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

All shares issued are un-classified, there is no authorization in force to issue other classes of shares. Consequently all shares have equal entitlement to voting rights, dividends, profit shares and other rights and duties. If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the shares of the class. To every such separate general meeting the provisions of these articles relating to general meetings shall (in the case of the number of holders of a particular class of shares being two or more) apply mutatis mutandis, but so that the necessary quorum shall be at least two persons holding or representing by proxy one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy may demand a poll. In the case of the number of holders of a particular class of shares being one, one person holding or representing all the issued shares of the class shall be a quorum.

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

C. MATERIAL CONTRACTS

BJ SOFTWARE PURCHASE

On July 12, 2006, we entered into an agreement with Win Gaming Media's wholly owned subsidiary, Zone4Play DE under which all right, title, and interest in its intellectual property rights and assets related to its BJ software was transferred to us against our delivery of a promissory note in the principal amount of $2,250,000. See "Item 4.A. History and Development of the Company" for
a description of the note.

BJ SOFTWARE ASSIGNMENT TO RNG

On July 17, 2006, we entered into an agreement with our wholly owned subsidiary
RNG under which we assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG. RNG is our research and development arm.

INTER COMPANY AGREEMENT WITH WIN GAMING MEDIA

On July 12, 2006, we entered into an agreement with Win Gaming Media Israel, a wholly owned subsidiary of our parent company, Win Gaming Media, under which we
(including our two subsidiaries) are to receive from Win Gaming Media Israel., management services, administrative services including office space and secretarial services, office supply and communications, and research and development services, in connection with the development of the BJ Software and other online gaming software as agreed between the parties. The consideration to be paid by us to Win Gaming Media Israel for these services is based on Win
Gaming Media Israel's cost plus 10% of the cost.

PROMISSORY NOTE WITH WIN GAMING MEDIA

According to an agreement between Gaming Ventures and Zone4Play, Inc (a Delaware
Company) ("Zone4Play DE"), Gaming Ventures purchased from Zone4Play DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M.
The valuation is based on an appraisal report made by an independent appraiser.
This promissory note shall be in effect for Five Years (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5% per annum. The note is secured by a Debenture and Equitable Share Charge between Zone4Play DE and Gaming Ventures. Zone4Play
DE has a lien on all of Gaming Ventures' assets including its shares in its subsidiaries. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Gaming Media group. The technology was previously recorded in Zone4Play DE financial statements at a book value of zero.

SHARE SUBSCRIPTION AND OPTION AGREEMENT AND SHAREHOLDERS AGREEMENT WITH RNG AND
GOLDEN PALACE

On September 14, 2006, we, RNG, and Golden Palace Limited ("Golden Palace"),
entered into an agreement, which was amended on January 10, 2007, under which
Golden Palace has agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to the terms of such agreement, Golden Palace has an option to acquire an additional 30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by Gaming) at a price of
$100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a public traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than $4,000,000 by third parties, at a company valuation of $18,000,000. We currently hold 80% of RNG's share capital.
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
federal income tax rules (2) a corporation (or other entity treated as a corporation for U.S. federal tax purposes), or a partnership (other than a partnership that is not treated as a U.S. Person under any applicable Treasury
Regulations), created or organized under the laws of the United States or the
District of Columbia or any political subdivision thereof, (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, (4) a trust if a court within the United
States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust that has a valid election in effect to be treated as a U.S. person, or (5) any person otherwise subject to
U.S. federal income tax on a net income basis in respect of ordinary shares if such status as a U.S. holder is not overridden pursuant to the provision of an applicable tax treaty. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. holder.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal income tax consequences to a person that is not a
U.S. holder, nor does it describe the rules applicable to determine a taxpayer's status as a U.S. holder.

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
holder who is: (1) a bank, insurance company, or other financial institution or
"financial services entity"; (2) regulated investment company, real estate investment trust, or grantor trust; (3) a broker or dealer in securities or foreign currency; (4) a person who acquires our ordinary shares in connection with employment or other performance of services or who acquired ordinary shares in the form of a bonus shares from us; (5) that is subject to the alternative minimum tax; (6) that holds or owns the ordinary shares as part of a hedge or as part of a hedging transaction, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (7) a tax-exempt entity; (8) an individual that has expatriated or who is former citizen or long-term resident of the United States; and (9) a person having a functional currency other then U.S. dollar.

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

DISTRIBUTIONS ON ORDINARY SHARES

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the headings "Passive Foreign
Investment Companies" below, a U.S. holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares, to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our current and accumulated earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder's tax basis in the ordinary shares to the extent thereof, and then as capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates not to exceed 15% for "qualified dividend income" and long-term capital gains are applicable to U.S. holders that are individuals, estates, or trusts. For this purpose, "qualified dividend income means, INTER ALIA, dividends received from a "qualified foreign corporation." A
"qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The U.S. Internal Revenue Service ("IRS") has indicated that the Israel/U.S. Income Tax Treaty satisfies this requirement and we believe that we are eligible for the benefits of that treaty. A U.S. holder will not be entitled to the preferential tax rate: (a) if the U.S. holder has not held the ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. holder has diminished its risk of loss on our share are not counted towards meeting the
61-day requirement. Finally, U.S. holders who elect to treat the dividend income as "investment income" pursuant to Code Section 153(d)(4) will not be eligible for the preferential rate of tax.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed and, for
U.S. federal income tax purposes, the amount of any taxes withheld therefrom.
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
foreign tax credit purposes. Subject to the limitations set forth in the
Internal Revenue Code, U.S. holders may elect to claim a foreign tax credit against their U.S. income tax liability for any income tax withheld from distributions received in respect of ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income.
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

PASSIVE FOREIGN INVESTMENT COMPANIES

Special U.S. federal income tax rules apply to a U.S. holder who owns shares of a foreign corporation that was (at any time during the U.S. holder's holding period) a "passive foreign investment company" or "PFIC." We would be a passive foreign investment company, or PFIC, if:

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

As noted above, under certain "look-through" rules, the assets and income of certain subsidiaries are taken into account in determining whether a foreign corporation meets the income test and/or asset test.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we become a PFIC, each U.S. holder who has not elected to treat us as a qualified electing fund, "QEF election", or who has not elected to mark the shares to market as discussed below, would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the ordinary shares. Amounts allocated to period when we were not a
PFIC are taxed in the current year as ordinary income. Amounts allocated to periods when we were a PFIC are taxed at the highest tax rates on ordinary income for each year in the period, and the resulting tax is subject to an interest charge. In addition, when shares of a PFIC are acquired by reason of death from a decedent that is a U.S. holder, the tax basis of the shares does not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain is recognized by the decedent. Indirect investments in a PFIC may also be subject to special tax rules.

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

We do not anticipate being a PFIC in 2007. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a
PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a QEF or mark-to-market election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

A non-U.S. holder may be subject to U.S. federal income or withholding tax on a dividend paid on an ordinary share or the proceeds from the disposition of an ordinary share if: (1) such item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United
States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. holder, a fixed place of business in the United States; (2) in the case of a disposition of an ordinary share, the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the
non-U.S. holder is subject to U.S. federal income tax pursuant to the provision of the U.S. tax law applicable to U.S. expatriates.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F
Street, N.E., Washington, DC 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

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

ITEM 11 - QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to our operations may result primarily from weak economic conditions in the markets in which we sell our products, online gaming regulatory changes, problems with internet infrastructure, and changes in exchange rates or in interest rates. We currently have no involvement with derivative financial instruments. In the future, we may carry out transactions involving foreign exchange derivative financial instruments (forward exchange contracts). These transactions will not qualify for hedge accounting under SFAS
133, and are designed to minimize non-dollar currency exposure resulting from the difference between non-dollar financial assets and liabilities.

For disclosure on our foreign currency risk and government policies related risks see "Item 5. Operating and Financial Review and Prospects" above.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.

ITEM 15A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, under the supervision and with the participation of our board of directors, and our Chief Executive Officer and principal financial officer, of the effectiveness of our disclosure controls and procedures pursuant to Exchange
Act Rules 13a-15 and 15d-15. Based upon the evaluation conducted by management in connection with the audit of the Company's financial statements for the year ended December 31, 2007, we identified certain significant deficiencies in our internal control over financial reporting, resulting in a material weakness as described below, which in turn make it difficult to accumulate the information required to be disclosed by our company in the reports that it files or submits under the 1934 Act. A material weakness is "a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected by us in a timely manner." As a result of this material weakness, our Chief Executive Officer and principal financial officer concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2007.

ITEM 15(T). CONTROLS AND PROCEDURES.

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway
Commission in INTERNAL CONTROL-INTEGRATED FRAMEWORK. Based on our evaluation and the material weaknesses described below, management concluded that the Company did not maintain effective internal control over financial reporting as of
December 31, 2007.

Management has identified control deficiencies regarding: 1) lack of segregation of duties; 2) qualification and training of employees and, 3) the need for stronger internal control environment. Management of the Company believes that these material weaknesses are due to the small size of the Company's staff, exacerbated by the resignations of the Company's Chief Executive Officer and
Chief Financial Officer in 2007. Management took action to replace these positions; however, the small size of the Company may continue to make it challenging to maintain adequate controls in the future, such as segregation of duties, due to the potential costs of such remediation.

The ineffectiveness of internal controls as of December 31, 2007 stemmed in large part from several significant changes of the Company's executive officers, discontinued operations and personnel cutback. Although we believe the time to adapt in the next year will help position us to provide improved internal control functions into the future, in the interim, these changes caused control deficiencies, which in the aggregate resulted in a material weakness.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert as defined in Item 401 of
Regulation S-K because at this time we are a wholly owned subsidiary of Win
Gaming Media.

ITEM 16B. CODE OF ETHICS

We have not adopted a code of ethics to date because at this time we are a wholly owned subsidiary of Win Gaming Media. We have no independent management or employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed since our inception for audit services and other services:

FEE CATEGORY           2007
                     -------

Audit Fees (1)       $10,000

Total Fees           $10,000
                     -------

(1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the Period from January 1, 2007 to
December 31, 2007.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2007.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this
ANNUAL REPORT, beginning on page F-1.

ITEM 19 - EXHIBITS

(a) Financial Statements

1. Reports of Independent Registered Public Accounting Firm

2. Consolidated Balance Sheets

3. Consolidated Statements of Operations

4. Statements of Changes in Stockholders' Deficiency

5. Consolidated Statements of Cash Flows

6. Notes to Consolidated Financial Statements

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

4.6           Promissory Note dated September 25, 2006 between Gaming
              Ventures Plc and Zone 4 Play, Inc. **

4.7           Software License Agreement dated October 31, 2006, by and
              among, RNG Gaming Ltd. and Golden Palace Ltd. (incorporated by reference to Exhibit 10.1 to Win Gaming Media's Current Report
              on Form 8-K filed with the Securities and Exchange
              Commission on November 6, 2006).

4.8           Sublicense and Services Agreement dated November 9, 2006
              between Get21 Limited and Golden Palace Ltd. (incorporated by reference to Exhibit 10.3 to Win Gaming Media's Quarterly report on Form 10Q-SB filed with the Securities and Exchange
              Commission on November 14, 2006.

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

13.1          Certification of Chief Executive Officer and Chief Financial
              Officer pursuant to 18 U.S.C. Section 1350, as adopted
              pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

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

                                         GAMING VENTURES PLC

                                         By: /s/ Shimon Citron
                                         ---------------------
                                         Shimon Citron, Chief Executive Officer

                    GAMING VENTURES PLC AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2007

                                 IN U.S. DOLLARS

                                      INDEX

                                                                 PAGE
                                                                 ----

Report of Independent Registered Public Accounting Firm          F-2

Consolidated Balance Sheets                                    F-3-F-4

Consolidated Statements of Operations                            F-5

Statements of Changes in Stockholders' Deficiency                F-6

Consolidated Statements of Cash Flows                          F-7-F-8

Notes to Consolidated Financial Statements                     F-9-F-20

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                              GAMING VENTURES PLC.

     We have audited the accompanying consolidated balance sheets of Gaming
Ventures Plc. (the "Company") and its subsidiaries as of December 31, 2007 and
2006 and the related consolidated statements of operations changes in stockholder's deficiency and cash flows for the year ended December 31, 2007 and the period commencing July 11, 2006 (inception) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of its operations and cash flows for the year ended December 31, 2007 and the period commencing July 11, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note
1B to the consolidated financial statements, the Company has suffered losses from operations and has negative operating cash flows from operations that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
July 24, 2008

                                                      Ziv Haft
                                         Certified Public Accountants (Isr.)
                                                   BDO Member Firm

                                     F - 2

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                           DECEMBER 31,
                                                                                    ---------------------------
                                                                                       2007              2006
                                                                                    ----------       ----------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                                         $      890       $  638,309
  Trade receivables (net of allowance for doubtful accounts of $405,452 as of
  December 31,2007)                                                                          -          795,452
  Other accounts receivable, prepaid expenses and related parties                            -           21,100
                                                                                    ----------       ----------

TOTAL current assets                                                                       890        1,454,861
                                                                                    ----------       ----------

PROPERTY AND EQUIPMENT, NET  (Note 4)                                                        -           51,627
                                                                                    ==========       ==========
ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 9)                                   31,506           36,231
                                                                                    ----------       ----------

Total assets                                                                        $   32,396       $1,542,719
                                                                                    ==========       ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                             DECEMBER 31,
                                                                                    ------------------------------
                                                                                        2007              2006
                                                                                    -----------        -----------

    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Advance payments                                                                  $         -        $    44,745
  Related parties (Note 8)                                                              382,515            742,009
  Promissory note current portion (Note 1c)                                             900,000            450,000
                                                                                    -----------        -----------

TOTAL current liabilities                                                             1,282,515          1,236,754
                                                                                    -----------        -----------

LONG TERM LIABILITIES:

  Call option (Note 5.b)                                                                      -            114,850
  Promissory note (Note 1c)                                                           1,584,954          1,872,840
                                                                                    -----------        -----------
TOTAL long term liabilities
                                                                                      1,584,954          1,987,690
                                                                                    -----------        -----------

MINORITY INTEREST                                                                             -            138,374

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 9)                            1,525,599            977,831

Total liabilities                                                                     4,393,068          4,340,649
                                                                                    -----------        -----------

STOCKHOLDERS' DEFICIENCY (Note 5):
  Common stock of (pound)0.0001 par value:
  Authorized: 55,000,000 shares at December 31, 2007; Issued and outstanding:
    32,315,698 shares at December 31, 2007                                                5,960              5,960
  Additional paid-in capital                                                            341,150            341,150
  Accumulated deficit                                                                (4,707,782)        (3,145,040)
                                                                                    -----------        -----------

TOTAL stockholders' deficiency                                                       (4,360,672)        (2,797,930)
                                                                                    -----------        -----------

TOTAL liabilities and stockholders' deficiency                                      $    32,396        $ 1,542,719
                                                                                    ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                                         PERIOD FROM
                                                                                                        INCEPTION (JULY
                                                                                       YEAR ENDED        11, 2006) TO
                                                                                       DECEMBER 31       DECEMBER 31
                                                                                      ------------       ------------
                                                                                          2007                2006
                                                                                      ------------       ------------

Revenues                                                                                   154,745            800,708
Cost of revenues                                                                                 -              4,562
                                                                                      ------------       ------------

Gross profit                                                                               154,745            796,146
                                                                                      ------------       ------------

Operating expenses:
  Research and development                                                                 622,387            696,310
  Selling and marketing                                                                      6,858             13,508
  General and administrative                                                               503,657             97,491
                                                                                      ------------       ------------

TOTAL operating expenses                                                                 1,132,902            807,309
                                                                                      ------------       ------------

Operating loss                                                                             978,157             11,163

Financial expenses, net                                                                     46,790             69,388
                                                                                      ------------       ------------

Loss before Taxes on Income                                                              1,024,947             80,551
                                                                                      ------------       ------------

Taxes on income (Note 6)                                                                         -                  -
                                                                                      ------------       ------------

Minority interests in losses (profits) of subsidiaries                                     138,373            (24,374)
                                                                                      ------------       ------------

Net loss from continuing operation                                                    $    886,574       $    104,925
Net loss from discontinued operation, net (Note 9)                                         676,168            790,115
                                                                                      ------------       ------------
Net Loss                                                                                 1,562,742            895,040
                                                                                      ============       ============

Basic and diluted net loss per share from continuing operation                        $      0.027       $      0.003
                                                                                      ============       ============
  Basic and diluted net loss per share from discontinued operation                           0.021              0.025
                                                                                      ============       ============
  Total Basic and diluted net loss per share                                                 0.048              0.028
                                                                                      ============       ============

Weighted average number of common stock used in computing basic and diluted net
   loss per share                                                                       32,315,698         32,315,698
                                                                                      ============       ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                    ADDITIONAL                             TOTAL
                                                  COMMON            SHARE            PAID-IN         ACCUMULATED       STOCKHOLDERS'
                                                  STOCK            CAPITAL           CAPITAL           DEFICIT          DEFICIENCY
                                               -----------        ----------        ----------       -----------        -----------
                                                  NUMBER            AMOUNT
                                               -----------        ----------

BALANCE AT JULY 11, 2006 (INCEPTION)                     -        $        -        $        -       $         -        $         -

Company incorporation                           32,315,698             5,960                                                  5,960
Purchase of blackjack software from
  Zone4Play DE (Note 1c)                                                                              (2,250,000)        (2,250,000)
Unrealized gain resulting from share
  issuance to minority shareholders in a
  subsidiary (Note 6b)                                                                 341,150                              341,150
Net loss                                                 -                                              (895,040)          (895,040)
                                               -----------        ----------        ----------       -----------        -----------

BALANCE AT DECEMBER 31, 2006                    32,315,698             5,960           341,150        (3,145,040)        (2,797,930)
                                               ===========        ==========        ==========       ===========        ===========

Net loss                                                 -                 -                 -        (1,562,742)        (1,562,742)
                                               -----------        ----------        ----------       -----------        -----------
BALANCE AT DECEMBER 31, 2007                    32,315,698             5,960           341,150        (4,707,782)        (4,360,672)
                                               ===========        ==========        ==========       ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                                        PERIOD FROM
                                                                                                      INCEPTION (JULY
                                                                                    YEAR ENDED ON       11, 2006) TO
                                                                                     DECEMBER 31        DECEMBER 31,
                                                                                     -----------        -----------
                                                                                         2007              2006
                                                                                     -----------        -----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                                                           $(1,562,742)       $  (895,040)
  Adjustments required to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization                                                          5,940              2,203
    Decrease (increase) in trade and other accounts receivable                           795,452           (817,675)
    Increase  (decrease) in trade payables                                              (119,469)           144,520
    Decrease  in other current assets                                                     18,573             44,745
    Change in valuation of Call Option                                                   114,850                  -
    Increase  in related parties                                                         360,682          1,486,382
    Decrease in other current liabilities                                                (44,745)                 -
    Minority interests in profits of subsidiaries                                       (138,374)            24,374
    Interest on promissory note                                                          162,114             72,840
                                                                                     -----------        -----------

Net cash provided by operating activities                                               (637,419)            62,349
                                                                                     -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

  Issue of shares in respect to the Company incorporation                                      -              5,960
  Issuance in subsidiary to a minority shareholders                                            -            570,000
                                                                                     -----------        -----------

Net cash provided by financing activities                                                      -            575,960
                                                                                     -----------        -----------

Increase (decrease) in cash and cash equivalents                                        (637,419)           638,309
Cash and cash equivalents at the beginning of the period                                 638,309                  -
                                                                                     -----------        -----------

Cash and cash equivalents at the end of the period                                   $       890        $   638,309
                                                                                     ===========        ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                          PERIOD FROM
                                                                        INCEPTION (JULY
                                                          YEAR ENDED     11, 2006) TO
                                                         DECEMBER 31,    DECEMBER 31,
                                                         ----------       ----------
                                                            2007             2006
                                                         ----------       ----------

NON-CASH TRANSACTION
  Purchase of property and equipment                     $    2,553       $   88,938
                                                         ----------       ----------

   Gain on realization of shareholdings                  $        -       $  341,150
                                                         ----------       ----------

   Promissory note AGAINST PURCHASE OF TECHNOLOGY        $        -       $2,250,000
                                                         ----------       ----------

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
  Cash paid during the period for:
  Interest                                               $        -       $        -
                                                         ----------       ----------

  Income taxes                                           $        -       $        -
                                                         ----------       ----------

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 8

NOTE 1:- GENERAL

     a.   Gaming Ventures Plc ("Gaming Ventures"), was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures conducts its operations and business with and through its subsidiaries: RNG Gaming
          Ltd, an Isle of Man corporation incorporated on July 12, 2006 and which the Company holds 80% of its share capital and is engaged in development of its software and license it to third parties ("RNG"), and Get21 Limited, an Isle of Man corporation incorporated on July 12,
          2006 and a wholly-owned subsidiary which provides marketing services for gaming applications ("Get21").

     b.   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The
          Company has suffered losses from operations since inception. For the period since inception to December 31, 2007 the Company incurred a net loss and has accumulated deficit of $4,707,782. Despite its net loss, the Company has been able to secure financing in order to support its operation to date, based on shares issuances and receiving services from the parent company. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

     c.   According to an agreement between Gaming Ventures and Zone4Play, Inc
          (a Delaware Company) ("Zone4Play DE"), Gaming Ventures purchased from
          Zone4Play DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ
          Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation is based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for Five Years (60 months).
          Principal shall be paid in five (5) equal annual installments of $
          450,000 each and will bear interest of $US Libor +1.5% per annum. The note is secured by a Debenture and Equitable Share Charge between
          Zone4Play DE and Gaming Ventures. Zone4Play DE has a lien on all of
          Gaming Ventures' assets including its shares in its subsidiaries. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Gaming Media group. The technology was previously recorded in Zone4Play DE financial statements at a book value of zero. As of December 31, 2007, the Company did not pay any payments owed on account of the promissory note to Zone4Play DE. There were no changes in the terms of the promissory note. Zone4Play DE could claim the amounts owed at any time.

     d.   Win Gaming Media, Inc (a Nevada Company, "WGM"), as the parent company of Gaming Ventures has the intention of spinning off the shares of
          Gaming Ventures to its shareholders. In order to affect the spinoff to the shareholders, the Board of Win Gaming Media has the intention to declare and set a record date for a dividend in kind of the shares of the Company on a one-for-one pro rata basis to the shareholders of Win
          Gaming Media as of the record date.

                                     F - 9

NOTE 1:- GENERAL (CONT.)

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

          The Company derived 100% of its revenues in the year 2006 and 2007 from 1 major customer (see Note 3b).

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

     b.   Financial statements in U.S. dollars:

          All of the revenues of the Company and its subsidiaries are generated in U.S. dollars ("dollar"). Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

          Accordingly, monetary accounts maintained in currencies other than the dollar are re-measured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52, "Foreign Currency
          Translation" ("SFAS No. 52"). All transactions gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

     c.   Principles of consolidation:

          The consolidated financial statements include the accounts of the
          Company and its subsidiaries. Intercompany transactions and balances, have been eliminated upon consolidation.

                                     F - 10

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

                                          %
                                        -----

Computers and peripheral equipment       33

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
          Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2007 and 2006 no impairment losses have been identified.

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

                                     F - 11

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     g.   Revenue recognition (cont.):

          During fiscal 2007 the Company was not involved in multiple element arrangements. In fiscal 2006 the arrangements that include multiple elements were usually arrangements where the Company sells software products and Post Contract Support ("PCS"). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement will be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met.
          Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts. The revenue associated with the delivered elements was recognized using the residual method discussed above.

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

     i.   Income taxes:

          Effective January 1, 2007, the Company adopted Financial
          Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -
          an interpretation of FAS 109" ("FIN 48"), which was issued in June
          2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. The adoption of FIN 48 did not result in a change to the Company's retained earnings. As of December 31, 2007, there are no unrecognized tax benefits.

          Deferred taxes are determined utilizing the "asset and liability"
          method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it's more likely than not that deferred tax assets will not be realized in the foreseeable future

                                     F - 12

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

          Trade receivables of the Company and its subsidiaries are derived from one costumer (see Note 2m.).

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

          The call option is measured at fair value using Black - Scholes pricing model. The promissory note bears interest of $U.S. Libor +1.5%
          per annum. The call option expired in December 31, 2007.

     l.   Basic and diluted net loss per share:

          Loss per share ("EPS") were computed in accordance with provisions of
          SFAS No. 128"Earnings per share" ("SFAS 128"). SFAS 128 requires the presentation of both basic and diluted EPS.

          Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. For the years ended
          December 31, 2007 and 2006, the Company accrued net losses and therefore basic and diluted earning per share are the same.

                                     F - 13

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     m.   Provisional for doubtful accounts:

          The provision for doubtful accounts was based on specific receivables, which their collection, in the opinion of the Company's management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible. During 2007 the Company recorded an allowance for doubtful account in the amount of $405,452.

     n.   Gain on Realization of Shareholdings:

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

     o.   Advertising Costs

          The Company expenses advertising costs as incurred. Advertising costs for the period from inception (July 11, 2006) to December 31, 2006 and for the year ended in 2007 were $109,348 and $0 respectively.

     p.   Impact of recently issued Accounting Standards:

          In September 2006, the Financial Accounting Standards Board ("FASB")
          issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This
          Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No.
          157 are effective for the Company beginning January 1, 2008. The FASB issued a FASB Staff Position (FSP) to defer the effective date of SFAS
          No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The
          Company does not expect the adoption will have material impact on its consolidated financial statements.

          In February 2007, the FASB issued FAS 159, "The Fair Value Option for
          Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings.
          As applicable to the Company, this statement will be effective as of the year beginning January 1, 2008. The Company does not expect the adoption of FAS 159 to have a material impact on its consolidated financial statements.

                                     F - 14

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     p.   Impact of recently issues Accounting Standards (cont.):

          In December 2007, the FASB issued SFAS No. 141(R), "Business
          Combinations." SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, the goodwill acquired, and any non-controlling interest in the acquire. This Statement also establishes disclosure requirements to enable the evaluation of the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The
          Company is currently evaluating the potential impact, if any, of the adoption of FAS 141(R) on its consolidated financial statements.

          In December 2007, the FASB issued SFAS No. 160, "Non-controlling
          Interests in Consolidated Financial Statements - an amendment of ARB
          No. 51." SFAS No. 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the non-controlling interest, changes in a parent's ownership interest, and the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. This Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No.
          160 on its consolidated financial statements.

NOTE 3:- GEOGRAPHIC INFORMATION AND MAJOR CUSTOMERS

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

                                        PERIOD FROM
                                      INCEPTION (JULY
                         YEAR ENDED    11, 2006) TO
                        DECEMBER 31,   DECEMBER 31,
                          --------       --------
                            2007           2006
                          --------       --------

Antigua and Barbuda       $154,745       $800,708
                          ========       ========

     b.   Major customer data as percentage of total revenues:

                            2007           2006
                          --------       --------

Customer A                     100%           100%
                          ========       ========

                                     F - 15

     c.   On October 31, 2006, RNG and Golden Palace entered into a software license agreement under which RNG has granted Golden Palace a non transferable, limited license to use, perform, present and operate
          RNG's Blackjack Software for the purpose of displaying, managing and operating online gaming according to the terms and conditions of the agreement. In return, Golden Palace has agreed to pay RNG a total of
          $1,000,000 in license fees, integration costs, technical support fees and advanced royalty fees, as well as additional royalty fees equal to
          15% of the fees charged by Golden Palace from players who participate in the blackjack game.

          On November 9, 2006, Get21 and Golden Palace entered into a sublicense and software agreement under which Golden Palace granted Get21 a world wide, non exclusive, non transferable sublicense to user interface portion of the multiplayer blackjack and poker gaming software
          ("Player Software") and to grant players the right to use the Player
          Software. According to the terms of the agreement, Get21 shall be responsible for performing all marketing and promotional functions with respect to bringing players through the URL web address
          www.get21.com and www.get21poker.com ("URL") to online gaming multiplayer blackjack and poker rooms ("Gamerooms") which are operated by Golden Palace. Get21 and Golden Palace shall share the revenues generated from players who played in the Gamerooms through the URL according to the terms specified in the agreement. Get 21 ceased its operations on July 15, 2007 - see note 9.

NOTE 4:- PROPERTY AND EQUIPMENT, NET

                                          DECEMBER 31,  DECEMBER 31,
                                            -------       -------
                                              2007          2006
                                            -------       -------

Cost:

   Computers and peripheral equipment       $     -       $52,939
                                            =======       =======
Accumulated depreciation:

   Computers and peripheral equipment             -         1,312
                                            =======       =======
Depreciated cost                            $     -       $51,627
                                            =======       =======

Depreciation expenses totaled $ 5,940 for the period ended December 31, 2007.

                                     F - 16

NOTE 5:- SHARE CAPITAL

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

     b.   Private placement:

          On September 14, 2006, Gaming, RNG, and Golden Palace Ltd. ("Golden
          Palace"), entered into an agreement under which Golden Palace agreed to invest $600,000 in RNG in return for 20% of the ordinary shares of
          RNG. The Company posted a gain of $341,150 resulting from this issuance in accordance with SAB Topic 5H. According to the SAB, realization of a gain is not assured where the subsidiary is a newly-formed, in a process of research and development, start-up or development Stage Company. In such situations, the change in the holding company's proportionate share of the subsidiary equity resulting from the additional equity raised by the subsidiary should be accounted for as an equity transaction and no gain will be recognized. Accordingly, the Company charged a gain of $341,150 into equity.

          Pursuant to terms of this agreement, Golden Palace has an option, that can be exercised upon the occurrence of certain events as defined in the agreement, to acquire an additional 30% of the ordinary shares of
          RNG (but not more than 50% of RNG or more than the amount owned by
          Gaming) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG. Concurrently, Gaming, RNG and Golden
          Palace entered into a shareholders agreement under which Golden Palace has a right to appoint one of RNG's 4 directors (as long as Golden
          Palace owns 20% of RNG) and Gaming has a right to appoint the 3 other directors. Upon Golden Palace becoming an owner of 50% of RNG, it will have the right to appoint an equal number of directors to the number we are entitled to appoint. At issuance date, the Company recorded the call option granted to Golden Palace as a derivative against additional paid in capital. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for
          Freestanding Derivative Financial Instruments Indexed to, and
          Potentially Settled in, the Stock of a Consolidated Subsidiary" ("EITF
          00-6 "). The call option expired as of December 31, 2007.

     c.   Dividends:

          In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars. The Company does not intend to pay cash dividends in the foreseeable future.

                                     F - 17

NOTE 6:- INCOME TAXES

     a.   The Company and most of its subsidiaries are incorporated in the Isle of Man and therefore are not taxable.

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

     b.   Deferred income taxes:

          The Company and most of its subsidiaries (except for the Israeli subsidiary) are incorporated in the Isle of Man and therefore are not taxable. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

                                                                   PERIOD FROM
                                                                 INCEPTION (JULY
                                                   YEAR ENDED     11, 2006) TO
                                                   DECEMBER 31    DECEMBER 31,
                                                    --------        --------
                                                      2007            2006
                                                    --------        --------

Operating loss carry forward                        $ 24,980        $  9,415

Deferred tax asset before valuation allowance       $  7,244        $  2,918
Valuation allowance                                 $ (7,244)       $ (2,918)
                                                    --------        --------

Net deferred tax asset                              $      -        $      -
                                                    ========        ========

          The Israeli subsidiary provided valuation allowances of $7,244 for the year ended December 31, 2007 and $ 2,918 for the period of July 11,
          2006 through December 31, 2006, in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

                                     F - 18

NOTE 6:- INCOME TAXES (CONT.)

     c.   The main reconciling items between the statutory tax rate of the
          Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carried forward at the
          Israeli subsidiary due to the uncertainty of the realization of such tax benefits.

     d.   Uncertain Tax Position:

          As stated in Note 1.i, effective January 1, 2007, the Company adopted
          FIN 48, "Accounting for Uncertainty in Income Taxes - an
          interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

          As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2007 balance of retained earnings. The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2007. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit. The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

NOTE 7:- FINANCIAL EXPENSES

                                                             PERIOD FROM
                                                           INCEPTION (JULY
                                             YEAR ENDED      11, 2006) TO
                                            DECEMBER 31      DECEMBER 31,
                                             ---------        ---------
                                                2007             2006
                                             ---------        ---------

Financial expenses:
  Interest, bank charges and fees, net            (474)       $  (3,452)
  Change in valuation of Call Option          (114,850)
                                             ---------        ---------
   Interest on promissory note                 162,114           72,840
                                             ---------        ---------

                                             $  46,790        $  69,388
                                             =========        =========

                                     F - 19

NOTE 8:- RELATED PARTY TRANSACTIONS

          On July 17, 2006 the Company signed a service agreement with Zone4Play
          (Israel) Ltd under which it will receive all administrative services, including, office space and secretarial services, and research and development services in connection with the development of the BJ
          Software from Zone4Play (Israel) Ltd.

NOTE 9: DISCONTINUED OPERATIONS

     a.   Effective on July 15, 2007, the Board of Directors decided to cease the business of marketing services provided for gaming applications marketing activities through its subsidiary Get21 Limited ("Get21").

          The following is the composition of discontinued operations:

                                            YEAR ENDED DECEMBER 31,
                                          --------------------------
                                             2007             2006
                                          ---------        ---------

Revenues from software applications       $  58,095        $  36,749
                                          ---------        ---------

Cost of revenues                             66,587           31,605
                                          ---------        ---------

Gross profit (loss)                          (8,492)           5,144
                                          ---------        ---------

Operating expenses:
  Selling and marketing                     643,025          759,092
  General and administrative                 24,651           36,167
                                          ---------        ---------

TOTAL operating expenses                    667,676          795,259
                                          ---------        ---------

Net loss                                  $ 676,168        $ 790,115
                                          =========        =========

     b.   The breakdown of assets and liabilities attributed to the discontinued
          operations of Get21 is as follows:

                                                                        AS OF DECEMBER   AS OF DECEMBER
                                                                              31,              31,
                                                                          ----------       ----------
                                                                              2007            2006
                                                                          ----------       ----------

    ASSETS

CURRENT ASSETS:
  Other accounts receivable, prepaid expenses, and related parties        $    3,650       $    1,123
                                                                          ----------       ----------

TOTAL current assets                                                           3,650            1,123
                                                                          ----------       ----------

FIXED ASSETS                                                                  27,856           35,108
                                                                          ----------       ----------

Total assets from discontinued operations, net                            $   31,506       $   36,231
                                                                          ==========       ==========

    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                              25,051          144,520
                                                                          ----------       ----------
  Related parties                                                          1,500,548          833,311
                                                                          ----------       ----------

TOTAL current liabilities                                                  1,525,599          977,831
                                                                          ----------       ----------

Total liabilities from discontinued operations, net                       $1,525,599       $  977,831
                                                                          ==========       ==========

                                     F - 20