Form 20-F
period 2008-12-31
GAMING VENTURES plc
filed 2009-06-26
CIK 1370437

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
                                   ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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

            BURLEIGH MANOR, PEEL ROAD, DOUGLAS, ISLE OF MAN, IM1 5EP
                    (Address of principal executive offices)

  SHIMON CITRON, +972 73 755 4500, FAX: +972 3 624 5378, TEL AVIV 64773, ISRAEL
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

                               YES [X]     NO [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

                               YES [_]     NO [_]

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

                          ITEM 17 [_]     ITEM 18 [_]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               YES [X]     NO [_]

                                TABLE OF CONTENTS

                                                                            PAGE

PART I

        Item 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                      AND ADVISERS                                             6

        Item 2.       OFFER STATISTICS AND EXPECTED TIMETABLE                  6

        Item 3.       KEY INFORMATION                                          6

                      A. Selected Financial Data                               6

                      B. Capitalization and Indebtedness                      10

                      C. Reasons for the Offer and Use of Proceeds            10

                      D. Risk Factors                                         10

        Item 4.       INFORMATION ON THE COMPANY                              12

                      A. History and Development of the Company               12

                      B. Business Overview                                    14

                      C. Organizational Structure                             14

                      D. Property, Plants and Equipment                       14

        Item 4A.      UNRESOLVED STAFF COMMENTS                               14

        Item 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS            14

                      A. Operating Results                                    16

                      B. Liquidity and Capital Resources                      16

                      C. Research and Development, Patents and Licenses, Etc  17

                      D. Trend Information                                    18

                      E. Off - Balance Sheet Arrangements                     18

                      F. Tabular Disclosure of Contractual Obligations        18

        Item 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES              18

                      A. Directors and Senior Management                      18

                      B. Compensation                                         19

                      C. Board Practices                                      19

                      D. Employees                                            20

                      E. Share Ownership                                      20

        Item 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS       20

                      A. Major Shareholders                                   20

                      B. Related Party Transactions                           20

                      C. Interests of Expert and Counsel                      21

        Item 8.       FINANCIAL INFORMATION                                   21

        Item 9.       THE OFFER AND LISTING                                   21

                      A. Offer and Listing Details                            21

                      B. Plan of Distribution                                 22

                      C. Markets                                              22

                      D. Selling Shareholders                                 22

                      E. Dilution                                             22

                      F. Expenses of the Issue                                22

        Item 10.      ADDITIONAL INFORMATION                                  22

                      A. Share Capital                                        22

                      B. Memorandum and Articles of Association               22

                      C. Material Contracts                                   23

                      D. Exchange Controls                                    23

                      E. Taxation                                             23

                      F. Dividends and Paying Agents                          27

                      G. Statements by Experts                                27

                      H. Documents on Display                                 28

                      I. Subsidiary Information                               28

        Item 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES
                      ABOUT MARKET RISK                                       28

        Item 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                      SECURITIES                                              28

PART II

        Item 13.      DEFAULTS, DIVIDEND ARREARAGES AND
                      DELINQUENCIES                                           29

        Item 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF
                      SECURITY HOLDERS AND USE OF PROCEEDS                    29

        Item 15T.     CONTROLS AND PROCEDURES                                 29

        Item 16.      RESERVED                                                30

        Item 16A.     AUDIT COMMITTEE FINANCIAL EXPERT                        30

        Item 16B.     CODE OF ETHICS                                          30

        Item 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES                  30

        Item 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR
                      AUDIT COMMITTEE                                         30

        Item 16E      PURCHASES OF EQUITY SECURITIES BY THE ISSUER
                      AND AFFILIATED PURCHASERS                               30

        Item 16F      CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT            30

        Item 16G      CORPORATE GOVERNANCE                                    30

PART III

        Item 17.      FINANCIAL STATEMENTS                                    31

        Item 18.      FINANCIAL STATEMENTS                                    31

        Item 19.      EXHIBITS                                                31

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for the years ended December
31, 2007 and 2008, and the selected consolidated balance sheets data as of
December 31, 2008 and as of December 31, 2007 from our consolidated financial statements included in Item 18 of this Annual Report, which have been prepared in accordance with generally accepted accounting principles as applied in the
United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. We derive the selected consolidated statements of operations data for the years ended December 31, 2006 and the selected consolidated balance sheets data as of December 31, 2006 from our audited consolidated financial statements not included in this Annual Report on Form 20-F, but which have also been prepared in accordance with U.S. GAAP and have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm.. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this Annual Report on
Form 20-F. See "Item 5. Operating and Financial Review and Prospects."

CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                               PERIOD FROM
                                                             YEAR ENDED       YEAR ENDED    INCEPTION (JULY 11,
                                                             DECEMBER 31      DECEMBER 31   2006) TO DECEMBER 31
                                                            ------------     ------------      ------------
                                                                2008             2007             2006
                                                            ------------     ------------      ------------

Revenues                                                    $          -     $    154,745      $    800,708
Cost of revenues                                                       -                -             4,562
                                                            ------------     ------------      ------------

Gross profit                                                           -          154,745           796,146
                                                            ------------     ------------      ------------

Operating expenses:
Research and development                                               -          622,387           696,310
Selling and marketing                                                  -            6,858            13,508
General and administrative                                             -          503,657            97,491
                                                            ------------     ------------      ------------

TOTAL operating expenses                                                        1,132,902           807,309
                                                            ------------     ------------      ------------

Operating loss                                                         -          978,157            11,163

Financial expenses, net                                          129,071           46,790            69,388
                                                            ------------     ------------      ------------

Loss before Taxes on Income                                      129,071        1,024,947            80,551
                                                            ------------     ------------      ------------

Taxes on income                                                        -                -                 -
                                                            ------------     ------------      ------------

Minority interests in losses (profits) of subsidiaries                 -         (138,373)           24,374
                                                            ------------     ------------      ------------

Net loss from continuing operation                               129,071          886,574           104,925
Net loss from discontinued operation, net                          8,597          676,168           790,115
                                                            ------------     ------------      ------------

Net loss                                                    $    137,668     $  1,562,742      $    895,040
                                                            ============     ============      ============

Basic and diluted net loss per share from continuing
 operation                                                  $       0.00     $       0.03      $       0.00
                                                            ============     ============      ============
Basic and diluted net loss per share from discontinued
 operation                                                  $       0.00     $       0.02      $       0.03
                                                            ============     ============      ============
Total Basic and diluted net loss per share                  $       0.00     $       0.05      $       0.03
                                                            ============     ============      ============

Weighted average number of ordinary shares used in
computing basic and diluted net loss per share                32,315,698       32,315,698        32,315,698
                                                            ============     ============      ============

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                       DECEMBER 31,
                                                 ----------------------
                                                    2008        2007
                                                 ----------  ----------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                      $      878  $      890
                                                 ----------  ----------

TOTAL current assets                                    878         890
                                                 ==========  ==========

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS              -      31,506
                                                 ----------  ----------

Total assets                                     $      878  $   32,396
                                                 ==========  ==========

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                 DECEMBER 31,
                                                        ------------------------------
                                                            2008              2007
                                                        ------------      ------------

    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Related parties                                       $    319,911      $    382,515
  Promissory note current portion                          1,567,920           900,000
                                                        ------------      ------------

TOTAL current liabilities                                  1,887,831         1,282,515
                                                        ------------      ------------

LONG TERM LIABILITIES:

  Promissory note                                          1,045,280         1,584,954
                                                        ------------      ------------
TOTAL long term liabilities
                                                           1,045,280         1,584,954
                                                        ------------      ------------

LIABILITIES ATTRIBUTED TO DISCONTINUED OPERATIONS                  -         1,525,599

Total liabilities                                          2,933,111         4,393,068
                                                        ------------      ------------

STOCKHOLDERS' DEFICIENCY :
  Ordinary shares of (pound)0.0001 par value:
  Authorized: 55,000,000 shares at December 31,
    2008 and 2007; Issued and outstanding:
    32,315,698 shares at December 31, 2008 and 2007            5,960             5,960
  Additional paid-in capital                               1,907,257           341,150
  Accumulated deficit                                     (4,845,450)       (4,707,782)
                                                        ------------      ------------

TOTAL stockholders' deficiency                            (2,932,233)       (4,360,672)
                                                        ------------      ------------

TOTAL liabilities and stockholders' deficiency          $        878      $     32,396
                                                        ============      ============

GOING CONCERN

     We have generated revenues since inception through fiscal 2007, but they were not an adequate source of cash to fund future operations. In their report to the shareholders dated June 25, 2009 which is part of the financial statements included under Item 18 of this Annual Report, our auditors stated
that "The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note
1B to the consolidated financial statements, the Company has an accumulated deficit and ceased from generating any revenues for the year ended December 31,
2008, that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

As of April 13, 2009, subsequent to the selling of its intellectual property, the Company had no material assets.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following risk factors, among others, could materially affect our actual results of operations and could cause our actual results to differ materially from those expressed in forward-looking statements made by us. These forward-looking statements are based on current expectations, and we assume no obligation to update this information. You should carefully consider the risks described below and elsewhere in this Annual Report on form 20-F. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business.

                      GENERAL RISKS RELATED TO OUR BUSINESS

NO OPERATING HISTORY AND NO CURRENT BUSINESS MAKES OUR FUTURE SUCCESS UNCERTAIN.

We have a very brief operating history. In 2006, we began our business of developing, commercializing and marketing games software and technologies. Our brief operating history makes our success uncertain. As of April 13, 2009, we no longer have any operating business. Unless we acquire and integrate one or more new operating businesses into our company it will be impossible for us to generate revenues. There is no assurance that we will find a meaningful operating business to merge with or acquire on acceptable terms, which makes our future uncertain.

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY
BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception through fiscal 2007, but we do not have an adequate source of cash to fund future operations. On December 31, 2008, we had an accumulated deficit $4,845,450. Furthermore, in their report to the shareholders dated June 25, 2009, which is part of the financial statements included under Item 18 of this Annual Report on Form 20-F, our auditors stated
that there is a substantial doubt about the company's ability to continue as a going concern.

If we are unable to obtain the financing necessary to support a new business, we will be unable to re-commence operations. There can be no assurance that acceptable financing to fund our ongoing operations can be obtained on suitable terms, if at all. Win Gaming Media, Inc., our parent company on which we rely to fund our operations, may also have difficulties to continue supporting us.

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

WE ARE SUBJECT TO THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT AND
OUR COMPLIANCE REQUIRES SUBSTANTIAL EXPENSES.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2008.
Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts.

OUR INTERNAL CONTROL OVER FINANCIAL REPORTING WAS NOT CONSIDERED EFFECTIVE AS OF
DECEMBER 31, 2008 AND MAY CONTINUE TO BE INEFFECTIVE IN THE FUTURE, WHICH COULD
RESULT IN OUR FINANCIAL STATEMENTS BEING UNRELIABLE.

Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2008, as a result of several material weaknesses. Descriptions of the material weaknesses are included in Item 15T,
"Control and Procedures", in this annual report on Form 20-F. The material weaknesses could result in a misstatement of substantially all accounts and disclosures, which would result in a material misstatement of annual or interim financial statements that would not be prevented or detected. Errors in our financial statements could require a restatement or prevent us from timely filing our periodic reports with the Securities and Exchange Commission ("SEC").

                       RISKS RELATED TO LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY
AFFECT OUR RESULTS OF OPERATIONS.

Our principal offices and operations are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since
2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel's economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in
Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the
Parliament of the Palestinian Authority in 2006 and took control of the entire
Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel.
These developments have further strained relations between Israel and the
Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Win Gaming Media, Inc., (formerly Zone 4 Play, Inc.)
("WGMI"). WGMI holds our shares through its wholly owned subsidiary, Win Gaming
Media, Inc, incorporated in Delaware ("WGM"). WGMI's shares are quoted on the over-the-counter bulletin board in the US. Both our legal and commercial name is
Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to
2004. Our principal executive offices are located at Burleigh Manor, Peel Road,
Douglas, Isle of Man, and our telephone number there is (44) 1624 626586.

On July 12, 2006, we purchased from WGMI all right, title and interest in its intellectual property rights and assets related to its newly developed multi-player tournament Blackjack software ("BJ Software") on a "going concern"
and "as is" basis, in exchange for a promissory note in the principal amount of
$2.25M mentioned below.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and then our research and development arm, RNG Gaming Limited, an Isle of Man company ("RNG"), under which we have assigned all of our rights in the BJ
Software to RNG in consideration for all the then outstanding and issued ordinary shares of RNG.

On September 25, 2006 we signed with WGMI a promissory note in the principal amount of $2.25 million. This promissory note has a term of five years.
Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5%. The note is secured by a Debenture and
Equitable Share between WGMI and us. WGMI has a right to record a lien (with priority over WGM) on all of our assets including our shares in our subsidiaries.

We had two operating subsidiaries: RNG and Get21 Limited, both Isle of Man companies. Effective July 15, 2007, we decided to cease the marketing services provided for gaming applications marketing activities through our subsidiary
Get21 due to cash flow difficulties. On December 18, 2008, Get21 Limited applied to the Treasury of the Government of Isle of Man for a declaration of dissolution of the company.

The purpose of RNG was to exploit the BJ Software and related Blackjack intellectual property and further develop this software and potentially other gaming software. RNG's business model was to license its software to third parties in exchange for revenue shares and license fees.

On September 14, 2006, we, RNG, and Golden Palace entered into an agreement, which was amended on January 10, 2007, under which Golden Palace invested
$600,000 in RNG in return for 20% of the ordinary shares of RNG. Pursuant to terms of this agreement, Golden Palace has an option to acquire an additional
30% of the ordinary shares of RNG (but not more than 50% of RNG or more than the amount owned by us) at a price of $100,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised on or before
September 14, 2008; $180,000 per each additional percentage interest of the ordinary shares of RNG, if the option is exercised upon RNG becoming a publicly traded company or upon the completion of a private placement of securities for consideration of not less than $4,000,000 to third parties, at a company valuation of $18,000,000. Such option can be exercised by Golden Palace during a period commencing on the date of the agreement and terminating upon the earliest of: (1) September 14, 2008; (2) RNG becoming a public company; or (3) completion by RNG of a private placement for securities for consideration of not less than
$4,000,000 by third parties, at a company valuation of $18,000,000. We currently hold 80% of RNG's share capital, and we consolidate its financial statements in which the minority interest represents Golden Palace's current holdings. We have recorded the call option granted to Golden Palace as a derivative in the long
-term liability section. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding Derivative
Financial Instruments Indexed to, and Potentially Settled in, the Stock of a
Consolidated Subsidiary" (EITF 00-6). The call option expired on September 14,
2008.

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

On April 13, 2009, RNG entered into an Intellectual Property and Technology
Purchase Agreement, or the Agreement, under which RNG sold to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, in consideration of a total amount of $250,000 and a 3%
share of buyer's Blackjack revenue (as defined in the Agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer's Blackjack revenue thereafter for an unlimited time. The transaction closed on April 16, 2009. Of the total consideration, $150,000 will be used to offset related party's indebtedness to the buyer regarding previous services that the buyer provided the certain related party, and the remaining amount of $100,000 is to be deposited in escrow until the buyer has confirmed that the software platform has been integrated into and modified to fit buyer's systems. $50,000 of the $100,000 will be paid by RNG (guaranteed by WGMI) to Golden Palace within 12 months from the date of the agreement, even if such amount is not released from the escrow account. The revenue share is to be divided 80% to us and 20% to Golden Palace. In addition to the provisions above, RNG has an option to enter into a software license agreement with the buyer for the receipt of a non-exclusive license to use the software platform included in the purchased assets, for the sole purpose of providing a "Play For Fun" services, in consideration of a revenue share of 15%
payable to the buyer and at RNG's request.

In addition, RNG and the buyer will enter into negotiations for the licensing by
RNG of other multiplayer tournament products developed by buyer on the basis of the software platform included in the purchased assets for "Play For Fun"
services. In the framework of this agreement, RNG and the Company agreed not to compete in the business of software products or other products or services related to multiplayer Blackjack tournament software platform and to refrain from soliciting buyer's employees for four years. Following the closing of the transaction, RNG and the Company had no material assets.

B. BUSINESS OVERVIEW

Currently we have no business operations.

During fiscal year 2008 and until April 13, 2009, we entered the online gambling business through our subsidiaries, initially with our proprietary Blackjack software game based on the BJ Software. The only website that we owned was
www.get21.com, the content of which is not part of this Annual Report on Form
20-F. This website was closed effective July 15, 2007 and at that time we ceased our marketing activity due to cash flow difficulties. On December 18, 2008 Get21 applied for a declaration of dissolution with the Treasury of the Isle of Man
Government. Following the sale of RNG's Blackjack software and the filing of this Annual Report on Form 20-F, RNG will apply for a declaration of dissolution with the Treasury of Isle of Man Government. As a result of liquidating our assets, we are currently focused on either effectuating an outright sale of our company or incorporating new activities which shall generate revenue.

We did not generate any revenues in fiscal 2008.

Due to our lack of resources, certain related parties have decided to forgive amounts of approximately $1.5M owed by us and our subsidiaries to them. These amounts were charged to additional paid-in capital in fiscal 2008.

C. ORGANIZATIONAL STRUCTURE

We own 80% in our subsidiary RNG that is incorporated in the Isle of Man and that is about to be dissolved.

D. PROPERTY, PLANTS AND EQUIPMENT

We are currently using space in Win Gaming Media's (Israel) facilities pursuant to the terms of a services agreement between us.

ITEM 4A - UNRESOLVED STAFF COMMENTS

None

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes to those financial statements included elsewhere in this Annual Report on Form 20-F.

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

Our significant accounting policies are discussed in Note 2 of the notes to the consolidated financials statements, "Significant Accounting Policies", included elsewhere in this Annual Report on Form 20-F.

IMPAIRMENT OF LONG-LIVED ASSETS

Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard ("SFAS") No. 144, "Accounting for the
Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value. As of December 31, 2008 and as of December 31, 2007, no impairment losses have been identified.

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

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2009, the FASB issued SFAS No.165, "Subsequent Events" ("SFAS 165"). SFAS
165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events were evaluated, as well as whether that date is the date financial statements were issued or were available to be issued. SFAS
165 is effective for interim and annual periods ending after June 15, 2009. The
Company is evaluating the impact, if any, of the adoption of SFAS 165. It is not expected to have a material impact on the Company's financial position, results of operations and cash flows.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of
Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP
142-3 is effective for fiscal years beginning after December 15, 2008. The
Company believes that the initial adoption of FSP 142-3 will not have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business
Combinations" ("FAS 141R"). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date;
and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted.
As applicable to Company, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in
Consolidated Financial Statements-an amendment of Accounting Research Bulletin
51" ("FAS 160"), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary.
Early adoption is not permitted. As applicable to Company, this statement will be effective as of the year beginning January 1, 2009. The adoption of FAS 160 will not have a material impact on the consolidated financial statements.

YEARS ENDED DECEMBER 31, 2008 AND 2007

A. OPERATING RESULTS

RESULTS OF OPERATIONS

REVENUES AND COST OF REVENUES

Total revenues from continuing operations for the year ended on December 31,
2008 decreased by 100% to $0 from $154,745 in the period ending December 31,
2007 since the revenues royalties' period ended in fiscal 2007.

Cost of revenues for 2008 and 2007 were $0.

RESEARCH AND DEVELOPMENT

Research and development expenses for continuing operations for the year ended
December 31, 2008 decreased by 100% to $0 from $622,387 for the year ending
December 31, 2007. The decrease is primarily attributable to the abandonment of patent application for the BJ Software as of January 2008 and the Company's
decision to cease from investing in any research and development activities.

SALES AND MARKETING

Sales and marketing expenses for continuing operations for the year ended
December 31, 2008 decreased by 100% to $0 from $6,858 for the period ending
December 31, 2007. The decrease is mainly attributable to the Company's decision to cease any sales and marketing activities.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for continuing operations for the year ended
December 31, 2008 decreased by 100% to $0 from $503,657 for the period ended
December 31, 2007. In 2007, the general and administrative expenses included an allowance of $405,452 for bad debt.

NET LOSS

Net loss from continuing operations for the year ended December 31, 2008 decreased by 85% to $129,071 as compared to net loss of $886,574 for the year ended December 31, 2007. Net loss per share for continuing operations for 2008 was $0.004, compared to $0.027 for the year ended December 31, 2007.

The decrease in net loss for continuing operations in 2008 was mainly due to the significant reduction in operations.

Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2008, and December
31, 2007 were 32,315,698.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $12 for the year ended December 31, 2008 compared to $637,419 used in the year ended December 31, 2007. Cash used for operating activities for the year ended December 31, 2008 resulted primarily by net loss of 137,668 and decrease in other current liabilities of $22,096 offset by a decrease in other current assets of $31,506.

In fiscal 2008 and 2007 we did not generate or use any cash flows from financing activities.

OUTLOOK

We believe that our future success will depend upon our ability to leverage our status as a reporting entity to which we incorporate new businesses that will generate revenues or for an outright sale of the Company. There is no assurance that we will succeed in our efforts to generate revenue. To sustain our ongoing operation we rely on cash to be provided for next twelve months by our parent company, WGM. There is no assurance that such funding will be made available to
us.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct research and development activities during fiscal
2008. This is primarily attributable to abandoning the patent application pertaining to the BJ Software and was resulted in ending the services received by Win Gaming Media which developed this patent and assigned it to the Company.

YEAR ENDED DECEMBER 31, 2007 AND PERIOD OF JULY 11, 2006 THROUGH DECEMBER 31,
2006

A. OPERATING RESULTS

RESULTS OF OPERATIONS

REVENUES AND COST OF REVENUES

Total revenues from continuing operations for the year ended on December 31,
2007 decreased by 80% to $157,745 from $800,708 in the period of July 11, 2006 through December 31, 2006. The decrease in revenues was due to a contract with
Golden Palace for the license of our multiplayer tournaments blackjack that we had in 2006.

Cost of revenues for continuing operations for 2007 decreased by 100% to $0 from
$4,562 in 2006.

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

The increase is mainly related to an allowance for doubtful debt in the amount of $405,452 owed to us by Golden Palace that was recorded in our subsidiary RNG.
Other expenses are primarily attributable to accounting and legal expenses and payroll expenses due to services received from Zone 4 Play (Israel) Ltd.

NET LOSS

Net loss from continuing operations for the year ended December 31, 2007 was increased by 844% to $886,574 as compared to net loss of $104,925 for the period of July 11, 2006 through December 31, 2006. Net loss per share for continuing operations for 2007 was $0.027, compared to $0.003 for the period of July 11,
2006 through December 31, 2006.

The net loss increase for continuing operations in 2007 was mainly due to the significant reduction in revenues and for the allowance of $405,452 for doubtful debt.

Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2007 and for the period of July 11, 2006 through December 2006 were 32,315,698.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $637,419 for the year ended December 31, 2007 comparing to generating cash of $62,349 in for the period of July 11, 2006 through December 31, 2006. Cash used for operating activities for the year ended
December 31, 2007 resulted primarily from a net loss of $1,562,742, decrease in trade payables of $119,469, change in valuation of call option of $114,850 and by decrease of $138,374 in minority interest, mainly offset by decrease in trade and other accounts receivables of $795,452 and by increase in related parties of
$360,682.

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

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents further information relating to our liquidity as of
December 31, 2008. The amounts indicated do not include future interest.

Contractual Obligations                          2009         2010      2011-2013    More than
(U.S. $ in thousands)              Total         year        years        years       5 years
                                  --------     --------     --------     --------     --------

Promissory note (Libor +1.5%)     $  2,250     $  1,350     $    450     $    450          N/A
Total                             $  2,250     $  1,350     $    450     $    450          N/A

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of December 31, 2008.

NAME                       AGE    POSITION
----                       ---    --------

Shimon Citron              54     Chief Executive Officer, Director
Jacob Bar-Shalom           42     Chief Financial Officer
Haim Tabak                 62     Director

Mr. Shimon Citron founded Win Gaming Media, Inc., in 2001 and has held the positions of Chief Executive Officer and director of Win Gaming Media, Inc., from inception and until May 8, 2007, and from June 19, 2008 to date.

Jacob Bar-Shalom has joined as our Chief Financial Officer effective July 1,
2008, pursuant to a contract signed between Win Gaming Media, Inc. and C.F.O. -
Out Sourcing Services Ltd., an Israeli company that provides financial services and for which Mr. Bar-Shalom works. Therefore, Mr. Bar-Shalom does not have a separate compensation arrangements with us or with Win Gaming Media, Inc. During
2007-2008 Mr. Bar-Shalom served as the CFO of the Israeli branch of Veolia
Environment. During 2006-2007 Mr. Bar-Shalom served as the acting CFO of Acro
Inc. From 2002 through 2005 Mr. Bar-Shalom served as the CFO of Digital Fuel
Technologies Inc. Mr. Bar-Shalom holds an MBA from the Hebrew University in
Jerusalem, and he is a Certified Public Accountant in the US. Effective on June
26, 2009, Mr. Bar-Shalom will cease to be our Chief Financial Officer.

Haim Tabak has been nominated as director on 1st December 2008. Haim Tabak has been COO of Win Gaming Media, Inc., (formerly Zone4Play, Inc.) since inception in 2004. During 2000-2004, Haim Tabak served as COO of Winner.com, Inc., a
Delaware company, an on-line gaming related portal providing information, advertising and links to the gaming industry.

All former directors, Uri Levy, Ronen Zadok and Avi Abramovich, resigned during
July-August 2008.

B. COMPENSATION

None of our officers and directors is being compensated by us. Currently, Win
Gaming Media (Israel) Ltd. provides us with management services. Under our articles of association, the directors shall be entitled to such remuneration for their services as such as may from time to time be determined by our company in general meetings and unless otherwise directed, any such remuneration shall be deemed to accrue from day to day and shall be divided among them as they may agree, or, failing agreement, equally. The directors shall also be entitled to be repaid all travel and hotel expenses reasonably incurred by them respectively in or about the performance of their duties as directors.

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

(f) he is removed from office by a resolution passed in accordance with article
85 or the provisions of the 1931 Act; or

(g) if subsequent to his appointment he becomes resident for taxation purposes in the United Kingdom and as a result thereof a majority of the directors are resident for taxation purposes in the United Kingdom.

The Company may, by special resolution, remove any director from office.

The articles of association provide that:

A director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him, PROVIDED THAT, no person who is resident for taxation purposes in the United Kingdom may be appointed an alternate director unless his appointer is also so resident for taxation purposes in the United Kingdom and
PROVIDED FURTHER THAT no person who is resident in such territories or jurisdictions as the directors may from time to time determine may be appointed as an alternate director if his appointment would cause a majority of the directors present at such meeting (including such alternate) to be resident in such territory or jurisdiction.

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

D. EMPLOYEES

We have no employees. Currently, we receive from Win Gaming Media (Israel) Ltd.
all administrative services and management, including the services of Shimon
Citron, our Chief Executive Officer who is also WGMI Chief Executive Officer and of Jacob Bar-Shalom, our Chief Financial Officer, who is also WGMI's Chief
Financial Officer. All of Win Gaming Media's officers are based in Israel.
Effective on June 26, 2009, Mr. Bar-Shalom will cease to be our Chief Financial
Officer.

E. SHARE OWNERSHIP

WGMI, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by WGMI. We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

On July 12, 2006, we purchased from WGMI all right, title and interest in its intellectual property rights and assets related to its newly developed multi-player tournament Blackjack software on a "going concern" and "as is"
basis, in exchange for a promissory note in the principal amount of $2.25M mentioned below.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and then our research and development arm, RNG, under which we have assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG.

On September 25, 2006 we signed with WGMI a promissory note in the principal amount of $2.25 million. This promissory note has a term of five years.
Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5%. The note is secured by a Debenture and
Equitable Share between WGMI and us. WGMI has a right to record a lien (with priority over WGM) on all of our assets including our shares in our subsidiaries.

Currently we receive all administrative services, including, office space and secretarial services from Win Gaming Media (Israel) pursuant to an agreement between us. The consideration for these services is paid to Win Gaming Media
(Israel) by us on a monthly basis, based on cost plus ten percent. Mt. Shimon
Citron, the Chief Executive Officer of WGMI, which owns all of our issued and outstanding ordinary shares and has the full control over our operations, is also our Chief Executive Officer.

As disclosed above, on April 13, 2009, RNG entered into an Intellectual Property and Technology Purchase Agreement, or the Agreement, under which RNG sold to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, in consideration of a total amount of $250,000 and a 3% share of buyer's Blackjack revenue (as defined in the Agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer's Blackjack revenue thereafter for an unlimited time. The transaction closed on April 16, 2009. Of the total consideration, $150,000 will be used to offset related party's indebtedness to the buyer regarding previous services that the buyer provided the certain related party, and the remaining amount of $100,000 is to be deposited in escrow until the buyer has confirmed that the software platform has been integrated into and modified to fit buyer's systems. $50,000 of the
$100,000 will be paid by RNG (guaranteed by WGMI) to Golden Palace within 12 months from the date of the agreement, even if such amount is not released from the escrow account. The revenue share is to be divided 80% to us and 20% to
Golden Palace.

Due to our lack of resources, certain related parties have decided to forgive amounts of approximately $1.5M owed by us and our subsidiaries to them. These amounts were charged to additional paid-in capital in fiscal 2008.

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

SIGNIFICANT CHANGES

Except as described elsewhere in this Annual Report on Form 20-F, no significant change has occurred since the date of the financial statements included in this
Annual Report.

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

Company meetings may be convened by the directors or held on request of members holding not less than one tenth of such of the paid-up capital of the company as at the date of making the requisition. Annual general meetings are held according to Isle of Man law. Members, their properly appointed proxies, the duly authorized representative of a corporate member, the directors, auditors and any person invited to do so by the chairman are entitled to attend a meeting of the company.

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

C. MATERIAL CONTRACTS

SALE OF BJ SOFTWARE

On April 13, 2009, RNG entered into an Intellectual Property and Technology
Purchase Agreement under which RNG sold to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, in consideration of a total amount of $250,000 and a 3% share of buyer's Blackjack revenue (as defined in the agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and
2% of buyer's Blackjack revenue thereafter for an unlimited time. The transaction closed on April 16, 2009. Of the total consideration, $150,000 will be used to offset WGMI's indebtedness to the buyer regarding previous services that the buyer provided WGMI, and the remaining amount of $100,000 is to be deposited in escrow until the buyer has confirmed that the software platform has been integrated into and modified to fit buyer's systems. $50,000 of the
$100,000 will be paid by RNG to the Golden Palace within 12 months from the date of the agreement, even if such amount is not released from the escrow account.
The revenue share is to be divided 80% to us and 20% to Golden Palace. In addition to the provisions above, RNG has an option to enter into a software license agreement with the buyer for the receipt of a non-exclusive license to use the software platform included in the purchased assets, for the sole purpose of providing a "Play For Fun" services, in consideration of a revenue share of
15% payable to the buyer and at RNG's request. In addition, RNG and the buyer will enter into negotiations for the licensing by RNG of other multiplayer tournament products developed by buyer on the basis of the software platform included in the purchased assets for "Play For Fun" services. In the framework of the agreement, RNG and the Company agreed not to compete in the business of software products or other products or services related to multiplayer Blackjack tournament software platform and to refrain from soliciting buyer's employees for four years. Following the closing of the transaction, RNG and the Company had no material assets. Upon the submission of RNG's financial results as of
December 31, 2008, RNG will apply to the treasury of Isle of Man for a declaration of dissolution.

INTER COMPANY AGREEMENT WITH WIN GAMING MEDIA

On July 12, 2006, we entered into an agreement with Win Gaming Media (Israel), a wholly owned subsidiary of our parent company, WGMI, under which we) we receive from Win Gaming Media (Israel) management services, administrative services, office space and secretarial services, office supply and communications, and research and development services, in connection with the development of the BJ
Software and other online gaming software as agreed between the parties. The consideration paid by us to Win Gaming Media (Israel) for these services is based on cost plus 10% of the cost.

D. EXCHANGE CONTROLS

Our ordinary shares may be freely transferred among non-residents of the Isle of
Man under Isle of Man Law. There are no Exchange Control regulations in the Isle of Man. There are no restrictions upon the payment of foreign currency dividends, interest or other payments in respect of the Registered Securities.

None of the company's articles of association, memorandum of association or any other document, nor any Isle of Man law or, to the knowledge of the company, any foreign law, imposes limitations on the right of non-residents or foreign owners to hold our company's ordinary shares.

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
REQUIREMENTS MAY BE RELIED UPON BY TAXPAYERS FOR THE PURPOSE OF AVOIDING
TAX-RELATED PENALTIES. ACCORDINGLY, THE FOLLOWING IS NOT INTENDED OR WRITTEN TO
BE USED, AND IT CANNOT BE USED, FOR THE PURPOSE OF AVOIDING TAX-RELATED
PENALTIES UNDER THE INTERNAL REVENUE CODE.

U.S. TAXATION

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a
"U.S. Holder" arising from the purchase, ownership and sale of our ordinary shares. For this purposes, a "U.S. Holder" is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal tax purposes) or a partnership (other than a partnership that is not treated as a
U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) A trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S.
Treasury regulations; or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a
U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S.
Holder, not does it describe the rules applicable to determine a taxpayer's status as a U.S. Holder.

This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis and all of which are open to differing interpretations.

The Company will not seek a ruling from the U.S. Internal Revenue Service
("IRS") with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This summary does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder's particular circumstances, and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In particular, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or "financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services (4) a U.S. Holder that is subject to U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the
United States; or (9) a person having a functional currency other then the U.S.
dollar.

This summary does not address the U.S. federal income tax treatment of a U.S.
Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax U.S. advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of ordinary shares.

DISTRIBUTIONS ON ORDINARY SHARES

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading "Passive Foreign
Investment Companies Considerations" below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any applicable tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the
U.S. Holder's tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates not exceeding 15% for "qualified dividend income" and long-term capital gains are applicable for U.S. Holders that are individuals, estates, or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, "qualified dividend income" means, INTER ALIA, dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has indicated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company ("PFIC"). If our beliefs concerning our PFIC status are correct, dividend distributions with respect to our shares should be treated as qualified dividend income, subject to the U.S. Holder satisfying the holding period and other requirements.

A U.S. Holder will not be entitled to the preferential rate: (i) if the U.S.
Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S.
Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as "investment income" pursuant to Code Section
163(d)(4) will not be eligible for the preferential rate of tax.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of fair market value of any property distributed, and for
U.S. federal income tax purposes, the amount of any taxes withheld therefrom
(See discussion under "NON-U.S. HOLDERS OF OUR ORDINARY SHARES"). Cash distributions paid by us in BP will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such BP for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the BP, any subsequent gain or loss in respect of such BP arising from exchange rate fluctuations will be U.S. source ordinary exchange income or loss.

Distributions paid by us will generally be foreign source income for U.S.
foreign tax credit purposes. Subject to the limitations set forth in the Code,
U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for any income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S.
Holder whose creditable foreign taxes during the year do not exceed $300, or
$600 for joint filers, if such individual's gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to any income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the
U.S. Holder holds the ordinary shares in an arrangement in which the U.S.
Holder's reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for any income taxes withheld, provided such U.S. Holders itemize their deductions.

DISPOSITION OF SHARES

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S.
Holder's tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to
U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

PASSIVE FOREIGN INVESTMENT COMPANIES CONSIDERATIONS

Generally, a foreign corporation is treated as a "passive foreign investment company", PFIC, for U.S. federal income tax purposes for any tax year if, in such tax year, either We would be a passive foreign investment company, or PFIC, if:

     75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25%
or more of the shares by value), in a taxable year is passive (the "Income
Test"); or

     At least 50% of our assets, averaged over the year and generally determined based upon value (including our PRO RATA share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the product of, or produce, passive income.

Passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund, by making a "QEF election", or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such shareholder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements.
Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income a PRO RATA share of our ordinary earnings as ordinary income and such U.S. Holder's PRO RATA share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a
QEF election. In addition, we intend to comply with the applicable information reporting requirements for U.S. Holders to make a QEF election. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on certain markets, including the
Nasdaq, can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S.
Holder's adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

We believe that we were not a PFIC in 2008. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a
PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who make a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we qualify as a PFIC.

BACKUP WITHHOLDING

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31,
2010) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with certain identification procedures. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

NON-U.S. HOLDERS OF ORDINARY SHARES

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary share: (i) if such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or , in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the U.S.; (ii) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (iii) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

In general, non-U.S. Holders will not be subject to the 28% backup withholding with respect to the payment of dividends on our ordinary shares if payment is made through a paying agent, or office of a foreign broker outside the United
States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the
non-U.S. Holder provides on an applicable Form W-8 (or substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

Non-U.S. Holders generally may be subject to backup withholding at a rate of 28%
on the payment of the proceeds from the disposition of our ordinary shares to or through the U.S. office of a broker, whether domestic or foreign, or the office of a U.S. related person, unless the non-U.S. Holder provides a taxpayer identification number, certifies to its foreign status or otherwise establishes an exemption. Non-U.S. Holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act of 1934
("Exchange Act") applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC.
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

Not applicable

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are in default under the promissory note in a principal amount of $2.25 million that we signed with WGMI, our parent company, by failing to pay the annual installments. WGMI has not taken any actions against us with regard to such default.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

(A)  DISCLOSURE CONTROLS AND PROCEDURES

Our management, including our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the
Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file under the
Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was made known to our management, including our CEO and CFO, by others within the Company, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2008. Based upon that evaluation, the CEO and the CFO concluded that, at December 31, 2008, the design and operation of these disclosure controls and procedures were not effective at ensuring that information required to be disclosed by us in the reports that we file or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms because of certain material weakness in our internal control over financial reporting identified by our management and discussed below.

(B)  MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Our internal control over financial reporting policies and procedures are designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of the financial reporting and preparation of the financial statements for the external reporting purposes in accordance with U.S. GAAP. Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of
Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation and the material weaknesses described below, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2008 due to the small size of the Company's staff and lack of segregation of duties or independent management. The ineffectiveness of our internal controls over financial reporting as of December 31, 2008 stemmed in large part from discontinued operations and personnel cutback.

This Annual Report on Form 20-F does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report regarding internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report.

(C)  CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our fiscal year ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert as defined in the SEC rules, because at this time we are a wholly owned subsidiary of Win Gaming Media.

ITEM 16B. CODE OF ETHICS

We have not adopted a code of ethics to date, because at this time we are a wholly owned subsidiary of Win Gaming Media, Inc. We have no independent management or employees.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed for the years ended December 31, 2007 and 2008:

Fee Category                2008              2007
------------              --------          --------

Audit Fees (1)            $ 10,000          $ 10,000
                          --------          --------
Total Fees                $ 10,000          $ 10,000

(1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the years ended in December 31, 2008 and
2007.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2008.

ITEM 16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

                                    PART III

ITEM 17 - FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this
Annual Report on Form 20-F, beginning on page F-1.

ITEM 19 - EXHIBITS

(A)  FINANCIAL STATEMENTS

                        INDEX TO THE FINANCIAL STATEMENTS

                                                              Page
                                                            ---------

Report of Independent Registered Public Accounting Firm        F-2

Consolidated Balance Sheets                                 F-3 - F-4

Consolidated Statements of Operations                          F-5

Statements of Changes in StockHolders' Deficiency              F-6

Consolidated Statements of Cash Flows                       F-7 - F-8

Notes to Consolidated Financial Statements                  F-9 - F-19

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

4.9                 Intellectual Property and Technology Purchase Agreement
                    dated as of April 13, 2009.***

8.1                 Principal subsidiaries of Gaming Ventures plc.***

12.1                Certification of Chief Executive Officer pursuant to Rule
                    13a-14(a) of the Securities Exchange Act of 1934, as
                    amended.***

12.2                Certification of Chief Financial Officer pursuant to Rule
                    13a-14(a) of the Securities Exchange Act of 1934, as
                    amended.***

13.1                Certification of Chief Executive Officer and Chief Financial
                    Officer pursuant Rule 13a-14(b) of the Securities Exchange
                    Act of 1934, and 18 U.S.C. Section 1350.***

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

                                       GAMING VENTURES PLC

                                       By: /s/ Shimon Citron
                                       ------------------------
                                       Shimon Citron, Chief Executive Officer

                                       By: /s/ Jacob Bar-Shalom
                                       ------------------------
                                       Jacob Bar-Shalom, Chief Financial Officer
                                       and Principal Accounting Officer

Date: June 25, 2009

                    GAMING VENTURES PLC AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2008

                                 IN U.S. DOLLARS

                                      INDEX

                                                                     PAGE
                                                                  ---------

Report of Independent Registered Public Accounting Firm              F-2

Consolidated Balance Sheets                                       F-3 - F-4

Consolidated Statements of Operations                                F-5

Statements of Changes in Stockholders' Deficiency                    F-6

Consolidated Statements of Cash Flows                             F-7 - F-8

Notes to Consolidated Financial Statements                        F-9 - F-19

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                              GAMING VENTURES PLC.

     We have audited the accompanying consolidated balance sheets of Gaming
Ventures Plc. (the "Company") and its subsidiaries as of December 31, 2008 and
2007 and the related consolidated statements of operations, changes in stockholder's deficiency and cash flows for the years ended December 31, 2008 and 2007 and for the period commencing July 11, 2006 (inception) to December 31,
2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the
Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of its operations and cash flows for the years ended December 31, 2008 and 2007 and for the period commencing July 11, 2006 (inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States of
America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note
1B to the consolidated financial statements, the Company has a working capital deficiency, an accumulated deficit and ceased generating any revenues. These issues raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
June 25 2009

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
                                             Certified Public Accountants (Isr.)
                                                       BDO Member Firm

                                     F - 2

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                    DECEMBER 31,
                                                          -----------------------------
                                                              2008             2007
                                                          ------------     ------------

    ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                               $        878     $        890
                                                          ------------     ------------

TOTAL current assets                                               878              890
                                                          ============     ============

ASSETS ATTRIBUTED TO DISCONTINUED OPERATIONS (Note 7)                -           31,506
                                                          ------------     ------------

Total assets                                              $        878     $     32,396
                                                          ============     ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                  DECEMBER 31,
                                                        ------------------------------
                                                            2008              2007
                                                        ------------      ------------

    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

CURRENT LIABILITIES:
  Related parties                                       $    319,911      $    382,515
  Promissory note current portion (Note 1c )               1,567,920           900,000
                                                        ------------      ------------

TOTAL current liabilities                                  1,887,831         1,282,515
                                                        ------------      ------------

LONG TERM LIABILITIES:

  Promissory note (Note 1c)                                1,045,280         1,584,954
                                                        ------------      ------------
TOTAL long term liabilities                                1,045,280         1,584,954
                                                        ------------      ------------

LIABILITIES ATTRIBUTED TO DISCONTINUED
 OPERATIONS (Note 7)                                               -         1,525,599

Total liabilities                                          2,933,111         4,393,068
                                                        ------------      ------------

STOCKHOLDERS' DEFICIENCY (Note 3):
  Ordinary shares of (pound)0.0001 par value:
  Authorized: 55,000,000 shares at December 31,
    2008 and 2007; Issued and outstanding:
    32,315,698 shares at December 31, 2008 and 2007            5,960             5,960
  Additional paid-in capital                               1,907,257           341,150
  Accumulated deficit                                     (4,845,450)       (4,707,782)
                                                        ------------      ------------

TOTAL stockholders' deficiency                            (2,932,233)       (4,360,672)
                                                        ------------      ------------

TOTAL liabilities and stockholders' deficiency          $        878      $     32,396
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

                                     F - 4

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                          PERIOD FROM
                                                        YEAR ENDED       YEAR ENDED    INCEPTION (JULY 11,
                                                        DECEMBER 31      DECEMBER 31   2006) TO DECEMBER 31
                                                       ------------     ------------      ------------

Revenues                                               $          -     $    154,745      $    800,708
Cost of revenues                                                  -                -             4,562
                                                       ------------     ------------      ------------

Gross profit                                                      -          154,745           796,146
                                                       ------------     ------------      ------------

Operating expenses:
  Research and development                                        -          622,387           696,310
  Selling and marketing                                           -            6,858            13,508
  General and administrative                                      -          503,657            97,491
                                                       ------------     ------------      ------------

TOTAL operating expenses                                          -        1,132,902           807,309
                                                       ------------     ------------      ------------

Operating loss                                                    -          978,157            11,163

Financial expenses, net                                     129,071           46,790            69,388
                                                       ------------     ------------      ------------

Loss before Taxes on Income                                 129,071        1,024,947            80,551
                                                       ------------     ------------      ------------

Taxes on income (Note 4)                                          -                -                 -
                                                       ------------     ------------      ------------

Minority interests in losses (profits)
 of subsidiaries                                                  -         (138,373)           24,374
                                                       ------------     ------------      ------------

Net loss from continuing operation                          129,071          886,574           104,925
Net loss from discontinued operation, net
  (Note 7)                                                    8,597          676,168           790,115
                                                       ------------     ------------      ------------

Net loss                                               $    137,668     $  1,562,742      $    895,040
                                                       ============     ============      ============

Basic and diluted net  loss per share from
  continuing operation                                 $       0.00     $       0.03      $       0.00
                                                       ============     ============      ============
Basic and diluted net loss  per share from
 discontinued operation                                $       0.00     $       0.02      $       0.03
                                                       ============     ============      ============
Total Basic and diluted net loss  per share            $       0.00     $       0.05      $       0.03
                                                       ============     ============      ============

Weighted average number of ordinary shares used in
   computing basic and diluted net loss per share        32,315,698       32,315,698        32,315,698
                                                       ============     ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                               ADDITIONAL                        TOTAL
                                               ORDINARY          SHARE          PAID-IN       ACCUMULATED     STOCKHOLDERS'
                                                SHARES          CAPITAL         CAPITAL         DEFICIT        DEFICIENCY
                                              -----------     -----------     -----------     -----------      -----------
                                                NUMBER           AMOUNT

Balance at July 11, 2006 (Inception)                    -     $         -     $         -     $         -      $         -

Company incorporation                          32,315,698           5,960               -               -            5,960
Purchase of blackjack software from
   Win Gaming Media De (Note 1c)                        -               -               -      (2,250,000)      (2,250,000)
Unrealized gain resulting from share
   issuance to minority shareholders in a
  Subsidiary (Note3b)                                   -               -         341,150               -          341,150
Net loss                                                -               -               -        (895,040)        (895,040)
                                              ===========     ===========     ===========     ===========      ===========
BALANCE AT DECEMBER 31, 2006                   32,315,698     $     5,960     $   341,150     $(3,145,040)     $(2,797,930)
                                              ===========     ===========     ===========     ===========      ===========

Net loss                                                -               -               -      (1,562,742)      (1,562,742)
                                              -----------     -----------     -----------     -----------      -----------
BALANCE AT DECEMBER 31, 2007                   32,315,698           5,960         341,150      (4,707,782)      (4,360,672)
Forgiveness of a liability by related
  parties (Note 6)                                      -               -       1,566,107               -        1,566,107
Net loss                                                -               -               -        (137,668)        (137,668)
                                              ===========     ===========     ===========     ===========      ===========
BALANCE AT DECEMBER 31, 2008                   32,315,698     $     5,960     $ 1,907,257     $(4,845,450)     $(2,932,233)
                                              -----------     -----------     -----------     -----------      -----------

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                                           PERIOD FROM
                                                                                          INCEPTION TO
                                                        YEAR ENDED ON    YEAR ENDED ON   (JULY 11, 2006)
                                                         DECEMBER 31      DECEMBER 31,     DECEMBER 31,
                                                         -----------      -----------      -----------
                                                             2008            2007             2006
                                                         -----------      -----------      -----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net loss                                               $  (137,668)     $(1,562,742)     $  (895,040)
  Adjustments required to reconcile net loss to net
    cash provided by operating activities:
    Depreciation and amortization                                  -            5,940            2,203
    Decrease (increase) in trade and other accounts
    receivable                                                     -          795,452         (817,675)
    Interest (decrease) in trade payables                          -         (119,469)         144,520
    Decrease in other current assets                          31,506           18,573           44,745
    Change in valuation of Call Option                             -         (114,850)               -
    Increase in related parties                                    -          360,682        1,486,382

    Decrease in other current liabilities                    (22,096)         (44,745)               -
    Minority interests in profits of subsidiaries                  -         (138,374)          24,374
    Interest on promissory note                              128,246          162,114           72,840
                                                         -----------      -----------      -----------

Net cash provided (used) in operating activities                 (12)        (637,419)          62,349
                                                         -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Issue of shares in respect to the Company
        incorporation                                              -                -            5,960
     Issuance in subsidiary to minority
        shareholders                                               -                -          570,000
                                                         -----------      -----------      -----------
Net cash provided by financing activities                          -                -          575,960

Increase (decrease) in cash and cash equivalents                 (12)        (637,419)         638,309
Cash and cash equivalents at the beginning of the
  period                                                         890          638,309                -
                                                         -----------      -----------      -----------

Cash and cash equivalents at the end of the period       $       878      $       890      $   638,309
                                                         ===========      ===========      ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                        PERIOD FROM
                                                                                          INCEPTION
                                                       YEAR ENDED       YEAR ENDED     (JULY 11, 2006)
                                                       DECEMBER 31,    DECEMBER 31,     TO DECEMBER 31
                                                      ------------     ------------     ------------
                                                          2008             2007             2006
                                                      ------------     ------------     ------------

NON-CASH TRANSACTION

 Forgiveness of a liability by related parties        $  1,566,107     $          -     $          -
                                                      ------------     ------------     ------------
  Purchase of property and equipment                             -            2,553           88,938
                                                      ------------     ------------     ------------
  Gain on realization of shareholdings                           -                -          341,150
                                                      ------------     ------------     ------------
   Promissory note against purchase of technology     $          -     $          -     $  2,250,000
                                                      ------------     ------------     ------------

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 8

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 1:- GENERAL

     a.   Gaming Ventures Plc ("Gaming Ventures") was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures conducts its operations and business with and through its subsidiary: RNG Gaming
          Limited, an Isle of Man corporation incorporated on July 12, 2006, in which the Company holds 80% of its share capital and was engaged in development of its software and license it to third parties ("RNG").
          During fiscal 2008, there were no development activities in RNG. As for the activities of Get21 Israel and Get21 Ltd see note 6 discontinued operations.

     b.   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The
          Company has suffered losses from operations since inception. For the year ended December 31, 2008 the Company incurred a net loss and has accumulated deficit of $4,845,450. Despite its net loss, the Company has been able to secure financing in order to support its operation to date, based on shares issuances and receiving services from the parent company. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty. As of April 13, 2009 subsequent to the selling of its intellectual property, the Company operates as a shell and has no material assets.(Note 1c).

     c.   According to an agreement between Gaming Ventures and Win Gaming Media
          Inc. (formerly Zone4Play, Inc.) (a Delaware Company) ("WGM DE"),
          Gaming Ventures purchased from WGM DE all right, title, and interest in its intellectual property rights and assets related to its Black
          Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M.
          The valuation was based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for five years (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5% per annum.
          The note is secured by a Debenture and Equitable Share Charge between
          WGM DE and Gaming Ventures. WGM DE has a lien on all of Gaming
          Ventures' assets including its shares in its subsidiaries. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Gaming Media group. The technology was previously recorded in WGM DE financial statements at a book value of zero. As of December 31, 2008, the Company did not pay any payments owed on account of the promissory note to WGM DE. There were no changes in the terms of the promissory note.

     d.   On August 4, 2006, Gaming Ventures filed with the Securities and
          Exchange Commission ("SEC") a registration statement on Form 20-F. As a result, Gaming Ventures is now a separate reporting entity with the
          SEC that has the reporting obligations of a foreign private issuer.
          The Company shares are not tradable.

                                      F - 9

GAMING VENTURES PLC AND ITS SUBSIDIARIES

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

     e.   Revenue recognition:

          The Company accounts for revenues from software applications agreements in accordance with Statement of Position ("SOP") 97-2,
          "Software Revenue Recognition", as amended ("SOP 97-2"). The revenue from license fees was recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable and collectability is probable.

                                     F - 10

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     e.   Revenue recognition (Cont.):

          The Company was entitled to royalties from revenue sharing arrangements upon sublicensing of the Company's products to end-users.
          The Company recognizes royalties from revenue sharing arrangements during the period based on reports obtained from its customers through the reporting period on a monthly basis.

          The company did not generate revenues in fiscal 2008.

          In 2007 the Company was not involved in multiple arrangements. In fiscal 2006 the arrangements that include multiple elements were usually arrangements where the Company sells software products and
          Post Contract Support ("PCS"). For these multiple elements, SOP 97-2 requires that the fair value of each component in a multiple element arrangement would be determined based on the vendor's specific objective evidence ("VSOE") for that element, and revenue is allocated to each component based on its fair value. SOP 98-9 requires that revenue be recognized under the "residual method" when VSOE does not exist for all the delivered elements, VSOE of fair value exists for all undelivered elements, and all other SOP 97-2 criteria are met.
          Under the residual method, any discount in the arrangement is allocated to the delivered elements. The specific objective evidence for the PCS is established by the price charged on separate PCS renewal contracts.

                                     F - 11

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     f.   Research and development costs:

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

     g.   Income taxes:

          Effective January 1, 2007, the Company adopted Financial
          Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -
          an interpretation of FAS 109" ("FIN 48"), which was issued in June
          2006. FIN 48 clarifies the accounting for uncertainty in income taxes, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's accounting policy, pursuant to the adoption of FIN 48, is to classify interest and penalties recognized in the financial statements relating to uncertain tax positions under the provision for income taxes. The adoption of FIN 48 did not result in a change to the Company's retained earnings. As of December 31, 2008, there are no unrecognized tax benefits.

          Deferred taxes are determined utilizing the "asset and liability"
          method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it is more likely than not that deferred tax assets will not be realized in the foreseeable future.

                                     F - 12

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     h.   Basic and diluted net profit (loss) per share:

          Profit (loss) per share ("EPS") was computed in accordance with provisions of SFAS No. 128"Earnings per share" ("SFAS 128"). SFAS 128 requires the presentation of both basic and diluted EPS.

          Basic net profit (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year.
          Diluted profit (loss) per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year. As of December 31, 2008 there is no potential for ordinary share dilution.

     i.   Provisional for doubtful accounts:

          The provision for doubtful accounts was based on specific receivables, which their collection, in the opinion of the Company's management, is in doubt. Trade receivables are charged off in the period in which they are deemed to be uncollectible. During 2007 the Company recorded an allowance for doubtful account in the amount of $405,452.

     j.   Impact of recently issued Accounting Standards:

          In May 2009, the FASB issued SFAS No.165, "Subsequent Events" ("SFAS
          165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.
          Entities are required to disclose the date through which subsequent events were evaluated, as well as whether that date is the date financial statements were issued or were available to be issued. SFAS
          165 is effective for interim and annual periods ending after June 15,
          2009. The Company is evaluating the impact, if any, of the adoption of
          SFAS 165. It is not expected to have a material impact on the
          Company's financial position, results of operations and cash flows.

          In April 2008, the FASB issued FSP 142-3, "Determination of the Useful
          Life of Intangible Assets" ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions on legal and contractual provisions used to determine the useful life of a recognized intangible asset under SFAS No. 142,
          "Goodwill and Other Intangible Assets." FSP 142-3 is effective for fiscal years beginning after December 15, 2008. The Company believes that the initial adoption of FSP 142-3 will not have a material impact on its consolidated financial statements.

                                     F - 13

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

          In December 2007, the FASB issued SFAS No. 141 (revised 2007),
          "Business Combinations" ("FAS 141R"). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life;
          acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares would be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to Company, this statement will be effective, on a prospective basis, as of the year beginning
          January 1, 2009. The Company believes that the initial adoption of FAS
          141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

          In December 2007, the FASB issued SFAS No. 160, "Noncontrolling
          Interests in Consolidated Financial Statements--an amendment of
          Accounting Research Bulletin 51" ("FAS 160"), which establishes accounting and reporting standards for non-controlling interests in a subsidiary and deconsolidation of a subsidiary. Early adoption is not permitted. As applicable to Company, this statement will be effective as of the year beginning January 1, 2009. The adoption of FAS 160 will not have a material impact on the consolidated financial statements.

NOTE 3:- SHARE CAPITAL

     a.   Shareholders' rights:

          The ordinary shares confer upon the Holders the right to elect the directors and to receive notice to participate and vote in the stockholders meetings of the Company, and the right to receive dividends, if and when declared.

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

                                     F - 14

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 3:- SHARE CAPITAL (CONT.)

     b.   Private placement (cont.):

          Concurrently, Gaming, RNG and Golden Palace entered into a shareholders' agreement under which Golden Palace has a right to appoint one of RNG's 4 directors (as long as Golden Palace owns 20% of
          RNG) and Gaming has a right to appoint the 3 other directors. Upon
          Golden Palace becoming an owner of 50% of RNG, it will have the right to appoint an equal number of directors to the number we are entitled to appoint. At issuance date, the Company recorded the call option granted to Golden Palace as a derivative against additional paid in capital. The call option is being measured at fair value and it is marked to market in accordance with "Accounting for Freestanding
          Derivative Financial Instruments Indexed to, and Potentially Settled
          in, the Stock of a Consolidated Subsidiary" ("EITF 00-6 "). The option was expired as of December 31, 2007.

     c.   Dividends:

          In the event that cash dividends are declared in the future, such dividends will be paid in U.S. dollars. We have no intention to declare any cash dividends.

NOTE 4:- INCOME TAXES

     a.   The Company and most of its subsidiaries are incorporated in the Isle of Man and therefore are not taxable.

          Results for tax purposes of the Israeli subsidiary are measured in terms of earnings in NIS, after certain adjustments for increases in the Israeli Consumer Price Index ("CPI").

                                     F - 15

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 4:- INCOME TAXES, (CONT.)

     b.   Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries'
          deferred tax assets are as follows:

                                                  YEAR ENDED      YEAR ENDED
                                                  DECEMBER 31     DECEMBER 31,
                                                  ----------      ----------
                                                     2008            2007
                                                  ----------      ----------

Operating loss carry forward                      $   26,382      $   24,980

Deferred tax asset before valuation allowance     $    7,387      $    7,244
Valuation allowance                               $   (7,387)     $   (7,244)
                                                  ----------      ----------

Net deferred tax asset                            $        -      $        -
                                                  ==========      ==========

          The Israeli subsidiary provided valuation allowances of $7,387 for the year ended December 31, 2008 and $ 7,244 for the year ended December
          31, 2007, in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Management currently believes that it is more likely than not that the deferred tax regarding the loss carry forwards and other temporary differences will not be realized in the foreseeable future.

     c.   The main reconciling items between the statutory tax rate of the
          Company and the effective tax rate are the non-recognition of the benefits from accumulated net operating losses carried forward at the
          Israeli subsidiary due to the uncertainty of the realization of such tax benefits.

     d.   Uncertain Tax Position:

          As stated in Note 2.g, effective January 1, 2007, the Company adopted
          FIN 48, "Accounting for Uncertainty in Income Taxes - an
          interpretation of FAS 109", which was issued in July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

          As a result of the implementation of FIN 48, there was no cumulative effect adjustment for unrecognized tax benefits, which would have been accounted for as an adjustment to the January 1, 2008 balance of retained earnings.

                                     F - 16

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 4:- INCOME TAXES, (CONT.)

     d.   Uncertain Tax Position (cont.):

          The Company has recorded no liability for income taxes associated with unrecognized tax benefits at the date of adoption and have not recorded any liability associated with unrecognized tax benefits during 2008. Accordingly, the Company has not recorded any interest or penalty in regard to any unrecognized benefit. The Company's policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of income tax expense
          (benefit). The Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

NOTE 5:- FINANCIAL EXPENSES

                                                                              PERIOD FROM
                                                                               INCEPTION
                                            YEAR ENDED       YEAR ENDED    (JULY 11, 2006) TO
                                            DECEMBER 31    DECEMBER  31,       DECEMBER 31
                                           ------------     ------------      ------------
                                               2008             2007              2006
                                           ------------     ------------      ------------

Financial expenses:

  Interest, bank charges and fees, net     $        825     $       (474)     $     (3,452)
   Change in valuation of Call Option                 -         (114,850)                -
   Interest on promissory note                  128,246          162,114            72,840
                                           ------------     ------------      ------------

                                           $    129,071     $     46,790      $     69,388
                                           ============     ============      ============

NOTE 6:- RELATED PARTIES TRANSACTIONS

     Due to lack of resources in the Company, related certain parties have decided to forgive amounts owed from the Company and its subsidiaries in the amounts of approximately $1.5M. These amounts were charged to additional paid-in capital in fiscal 2008.

NOTE 7:- DISCONTINUED OPERATIONS

     a.   Effective on July 15, 2007, the Board of Directors decided to cease the business of marketing services provided for gaming applications marketing activities through its subsidiary Get21 Limited ("Get21") .
          During 2007 the activities of both Get21 and Get21 Israel Ltd. were classified as discontinued operations due to the decision of the
          Company to cease their operations. In fiscal year 2008 both companies did not conduct any operations and their assets and liabilities were valued at zero.

                                     F - 17

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 7:- DISCONTINUED OPERATIONS (CONT.)

          The following is the composition of discontinued operations:

                                                  YEAR ENDED DECEMBER 31,
                                        ------------------------------------------
                                           2008            2007            2006
                                        ----------      ----------      ----------

Revenues from software applications     $        -      $   58,095      $   36,749
                                        ----------      ----------      ----------

Cost of revenues                                 -          66,587          31,605
                                        ----------      ----------      ----------

Gross profit (loss)                              -          (8,492)          5,144
                                        ----------      ----------      ----------

Operating expenses:
  Selling and marketing                          -         643,025         759,092
  General and administrative                27,857          24,651          36,167
                                        ----------      ----------      ----------

TOTAL operating expenses                         -         667,676         795,259
                                        ----------      ----------      ----------
 Other Income                               19,260               -               -
                                        ----------      ----------      ----------
Net loss                                $   (8,597)     $ (676,168)     $ (790,115)
                                        ==========      ==========      ==========

     b.   Breakdown of assets and liabilities attributed to the discontinued
          operations of Get21 and Get21 Israel:

                                                             AS OF            AS OF
                                                          DECEMBER 31,     DECEMBER 31,
                                                         ------------     ------------
                                                             2008             2007
                                                         ------------     ------------

    ASSETS

CURRENT ASSETS:
  Other accounts receivable, prepaid expenses ,
  and related parties                                    $          -     $      3,650
                                                         ------------     ------------

TOTAL current assets                                                -            3,650
                                                         ------------     ------------

FIXED ASSETS                                                        -           27,856
                                                         ------------     ------------

Total assets from discontinued operations, net           $          -     $     31,506
                                                         ============     ============

    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                                                    -           25,051
                                                         ------------     ------------
    Related parties                                                 -        1,500,548
                                                         ------------     ------------

TOTAL current liabilities                                           -        1,525,599
                                                         ------------     ------------

Total liabilities  from discontinued operations, net     $          -     $  1,525,599
                                                         ============     ============

                                     F - 18

GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTE 8:- SUBSEQUENT EVENTS

     On April 13, 2009, RNG Gaming Limited ("RNG"), a 80% owned subsidiary of the Company, entered into an Intellectual Property and Technology Purchase
     Agreement (the "Agreement") under which RNG sold to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, in consideration of a total amount of $250,000 and a
     3% share of buyer's Blackjack revenue (as defined in the Agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer's Blackjack revenue thereafter for an unlimited time. The transaction closed on April 16, 2009.
     Of the total consideration, $150,000 will be used to offset related party's indebtedness to the buyer regarding previous services that the buyer provided the certain related party, and the remaining amount of $100,000 is to be deposited in escrow until the buyer has confirmed that the software platform has been integrated into and modified to fit buyer's systems.
     $50,000 of the $100,000 will be paid by RNG (guaranteed by the related party) to the Company's joint venture partner in RNG within 12 months from the date of the Agreement, even if such amount is not released from the escrow account. The revenue share is to be divided 80% to the Company and
     20% to the partner.

     Following the closing of the transaction, RNG and the Company had no material assets.

                                     F - 19