Form 20-F
period 2009-12-31
GAMING VENTURES plc
filed 2010-06-28
CIK 1370437

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
                                   ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

   [X] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

        Date of event requiring this shell company report April 13, 2009

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

                               YES [X]     NO [_]

                                TABLE OF CONTENTS

                                                                             PAGE

 PART I

      Item 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT
                AND ADVISERS                                                   6

      Item 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                        6

      Item 3.   KEY INFORMATION                                                6

                A.  Selected Financial Data                                    6

                B.  Capitalization and Indebtedness                            8

                C.  Reasons for the Offer and Use of Proceeds                  8

                D.  Risk Factors                                               8

      Item 4.   INFORMATION ON THE COMPANY                                    11

                A.  History and Development of the Company                    11

                B.  Business Overview                                         12

                C.  Organizational Structure                                  12

                D.  Property, Plants and Equipment                            12

      Item 4A.  UNRESOLVED STAFF COMMENTS

      Item 5.   OPERATING AND FINANCIAL REVIEW AND
                PROSPECTS                                                     12

                A.  Operating Results                                         15

                B.  Liquidity and Capital Resources                           16

                C.  Research and Development, Patents and Licenses, Etc       17

                D.  Trend Information                                         17

                E.  Off - Balance Sheet Arrangements                          17

                F.  Tabular Disclosure of Contractual Obligations             17

      Item 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                    17

                A.  Directors and Senior Management                           17

                B.  Compensation                                              18

                C.  Board Practices                                           18

                D.  Employees                                                 19

                E.  Share Ownership                                           19

      Item 7.   MAJOR SHAREHOLDERS AND RELATED PARTY
                TRANSACTIONS                                                  19

                A.  Major Shareholders                                        19

                B.  Related Party Transactions                                19

                C.  Interests of Expert and Counsel                           20

      Item 8.   FINANCIAL INFORMATION                                         20

      Item 9.   THE OFFER AND LISTING                                         20

                A.  Offer and Listing Details                                 20

                B.  Plan of Distribution                                      20

                C.  Markets                                                   20

                D.  Selling Shareholders                                      20

                E.  Dilution                                                  20

                F.  Expenses of the Issue                                     20

      Item 10.  ADDITIONAL INFORMATION                                        21

                A.  Share Capital                                             21

                B.  Memorandum and Articles of Association                    21

                C.  Material Contracts                                        21

                D.  Exchange Controls                                         22

                E.  Taxation                                                  22

                F.  Dividends and Paying Agents                               26

                G.  Statements by Experts                                     26

                H.  Documents on Display                                      26

                I.  Subsidiary Information                                    26

      Item 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES
                ABOUT MARKET RISK                                             26

      Item 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY
                SECURITIES                                                    26

 PART II

      Item 13.  DEFAULTS, DIVIDEND ARREARAGES AND
                DELINQUENCIES                                                 27

      Item 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
                SECURITY HOLDERS AND USE OF PROCEEDS                          27

      Item 15T. CONTROLS AND PROCEDURES                                       27

      Item 16.  RESERVED                                                      28

      Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT                              28

      Item 16B. CODE OF ETHICS                                                28

      Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES                        28

      Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS
                FOR AUDIT COMMITTEE                                           28

      Item 16E  PURCHASES OF EQUITY SECURITIES BY THE
                ISSUER AND AFFILIATED PURCHASERS                              28

      Item 16F  CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT                  28

      Item 16G  CORPORATE GOVERNANCE                                          28

 PART III

      Item 17.  FINANCIAL STATEMENTS                                          29

      Item 18.  FINANCIAL STATEMENTS                                          29

      Item 19.  EXHIBITS                                                      29

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
introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". We urge you to consider that statements, which use the terms "anticipate," "believe," "expect," "plan," "intend," "estimate,"
and similar expressions are intended to identify forward- looking statements.
Forward-looking statements address matters that are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those in these statements. Factors that could cause or contribute to these differences include, but are not limited to, those set forth under "item 3d - risk factors", item 4 -"information on the company" and item 5
- "operating and financial review and prospects", as well as elsewhere in this annual report and in our other filings with the securities and exchange commission, or sec. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the united states, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for the years ended December
31, 2009 and 2008, and the selected consolidated balance sheets data as of
December 31, 2009 and as of December 31, 2008 from our consolidated financial statements included in Item 18 of this Annual Report, which have been prepared in accordance with generally accepted accounting principles as applied in the
United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. The selected consolidated financial data as of December 31, 2007 and 2006
, for the year ended December 31, 2007 and for the period from inception (July
11, 2006) to December 31, 2006 is derived from our audited financial statements not included in this annual report which have been prepared in accordance with
U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. See "Item 5. Operating and Financial Review and
Prospects."

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                                                  PERIOD FROM
                                                                                                                   INCEPTION
                                                                                                                   (JULY 11,
                                                              YEAR ENDED        YEAR ENDED       YEAR ENDED         2006) TO
                                                              DECEMBER 31       DECEMBER 31      DECEMBER 31       DECEMBER 31
                                                             ------------      ------------     ------------      ------------
                                                                 2009              2008             2007              2006
                                                             ------------      ------------     ------------      ------------

Revenues                                                     $          -      $          -     $    154,745      $    800,708
Cost of revenues                                                        -                 -                -             4,562
                                                             ------------      ------------     ------------      ------------

     Gross Profit                                                       -                 -          154,745           796,146

Operating expenses:

   Research and development                                             -                 -          622,387           696,310
   Soling and marketing                                                 -                 -            6,858            13,508
   General and administrative                                           -                 -          503,657            97,491
   Gain on sale of Intellectual Property                         (250,000)                -                -                 -
                                                             ------------      ------------     ------------      ------------
      Total operating expenses (income)                          (250,000)                -        1,132,902           807,309
                                                             ------------      ------------     ------------      ------------

 Operating loss (income):                                        (250,000)                -          978,157            11,163

 Financial expenses, net                                          180,908           129,071           46,790            69,388
                                                             ------------      ------------     ------------      ------------

 Income loss (profit) before Taxes on Income+                     (69,092)          129,071        1,024,947            80,551
 Taxes on income                                                        -                 -
                                                             ------------      ------------     ------------      ------------

 Net loss (income) from continuing operation                      (69,092)          129,071        1,024,947            80,551
 Net loss from discontinued operation, net                              -             8,597          676,168           790,115
                                                             ------------      ------------     ------------      ------------

      Net loss (income)                                           (69,092)          137,668        1,701,115           870,666
Net income (loss) attributable to noncontrolling
    interest                                                       50,000                 -         (138,373)           24,374
                                                             ------------      ------------     ------------      ------------

      Net loss (income) attributable to the Company               (19,092)          137,668        1,562,742           895,040
                                                             ============      ============     ============      ============

Basic and diluted net income (loss) per share from
    continuing operation                                     $       0.00      $       0.00     $      (0.03)     $       0.00
                                                             ============      ============     ============      ============

Basic and diluted net income (loss) per share from
discontinued operation                                       $       0.00      $       0.00     $      (0.02)     $      (0.03)
                                                             ============      ============     ============      ============

 Total Basic and diluted net income (loss) per share         $       0.00      $       0.00     $      (0.05)     $      (0.03)
                                                             ============      ============     ============      ============

Weighted average number of common stock used in
    computing  basic and diluted  net profit  (loss) per
    share                                                      32,315,698        32,315,698       32,315,698        32,315,698
                                                             ============      ============     ============      ============

CONSOLIDATED BALANCE SHEET DATA
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                DECEMBER 31,
                      --------------------------------------------------------------
                          2009             2008            2007              2006
                      -----------      -----------      -----------      -----------
                                                     $
                      --------------------------------------------------------------

Working capital       $(2,255,638)     $(1,886,953)     $(1,281,625)     $   218,107

Total assets          $         -      $       878      $    32,396      $ 1,542,719

Total liabilities     $ 2,814,547      $ 2,933,111      $ 4,393,068      $ 4,340,649

Deficiency            $ 2,814,547      $ 2,932,233      $ 4,360,672      $ 2,797,930

GOING CONCERN

     We have generated revenues since inception through fiscal 2007, but such revenues were not sufficient to fund future operations. In their report to the shareholders dated June 25, 2010 which is part of the financial statements included under Item 18 of this Annual Report, our auditors stated that there is a substantial doubt about the Company's ability to continue as a going concern.
The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

The Company has no material assets.

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

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY
BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception through fiscal 2007, but we do not have an adequate source of cash to fund future operations. On December 31, 2009, we had an accumulated deficit $4,826,358. Furthermore, in their report to the shareholders dated June 25, 2010, which is part of the financial statements included under Item 18 of this Annual Report on Form 20-F, our auditors stated
that there is a substantial doubt about the company's ability to continue as a going concern.

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

WE ARE SUBJECT TO THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT AND
OUR COMPLIANCE REQUIRES SUBSTANTIAL EXPENSES.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2009.
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

On July 12, 2006, we purchased from WGMI all right, title and interest in its intellectual property rights and assets related to its newly developed multi-player tournament Blackjack software ("BJ Software") on a "going concern"
and "as is" basis, in exchange for a promissory note in the principal amount of
$2.25M mentioned below (the "Promissory Note").

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and then our research and development arm, RNG Gaming Limited, an Isle of Man company ("RNG"), under which we have assigned all of our rights in the BJ
Software to RNG in consideration for all the then outstanding and issued ordinary shares of RNG.

On September 25, 2006 we signed with WGMI the Promissory Note. The Promissory
Note has a term of five years. Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5% to be paid annually. The Promissory Note is secured by a Debenture and Equitable Share between WGMI and us. WGMI has a right to record a lien (with priority over WGM)
on all of our assets including our shares in our subsidiaries.

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

On April 13, 2009, RNG entered into an Intellectual Property and Technology
Purchase Agreement, ("the Agreement"), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer's Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer's Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset our indebtedness to the buyer.

$50,000 was attributed to the 20% minority holder in RNG. In 2009 we paid
$30,000 on account and the second installment of $20,000 is scheduled to be paid during 2010. The amount is recorded as current liability.

Following the sale of all RNG's assets, RNG has filed for voluntary dissolution with the Companies' register of Isle of Man.

B. BUSINESS OVERVIEW

Currently we have no business operations.

During fiscal year 2008 and until April 13, 2009, we entered the online gambling business through our subsidiaries, initially with our proprietary Blackjack software game based on the BJ Software. The only website that we owned was
www.get21.com, the content of which is not part of this Annual Report on Form
20-F. This website was closed effective July 15, 2007 and at that time we ceased our marketing activity due to cash flow difficulties. On December 18, 2008 Get21 applied for a declaration of dissolution with the Treasury of the Isle of Man
Government. Following the sale of all RNG's assets, RNG has filed on April 2009 for voluntary dissolution with the Companies' register of Isle of Man.

As a result of liquidating our assets, we are currently focused on either effectuating an outright sale of our company or incorporating new activities which shall generate revenue.

We did not generate any revenues from operations in fiscal 2009 and 2008.

C. ORGANIZATIONAL STRUCTURE

We own 80% in our subsidiary RNG that is incorporated in the Isle of Man and that is in dissolution process.

D. PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets, including leased properties.

ITEM 4A - UNRESOLVED STAFF COMMENTS

Not applicable.

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
On a regular basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the notes to the consolidated financials statements, "Significant Accounting Policies", included elsewhere in this Annual Report on Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

ADOPTION OF NEW ACCOUNTING STANDARDS

Accounting Standards Codification

In June 2009, the FASB issued Statement of Financial Accounting Standards
("SFAS") No. 168, The FASB Accounting Standards Codification and the Hierarchy
of Generally Accepted Accounting Principles (the "Codification"). This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted Accounting
Principles, and establishes only two levels of U.S. generally accepted accounting principles ("GAAP"), authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The adoption of the Codification changed the
Company's references to GAAP accounting standards but did not impact the
Company's results of operations, financial position or liquidity.

Participating Securities Granted in Share-Based Transactions

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, Earnings Per Share (formerly FASB Staff Position ("FSP")
Emerging Issues Task Force ("EITF") 03-6-1, Determining Whether Instruments
Granted in Share-Based Payment Transactions Are Participating Securities). The
new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company's adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

Business Combinations and Noncontrolling Interests

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, Business Combinations (formerly SFAS No. 141(R), Business
Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses. Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction;
establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination. The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, Consolidations (formerly SFAS 160, Noncontrolling Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

Fair Value Measurement and Disclosure

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, Fair Value Measurements and Disclosures ("ASC 820")
(formerly FASB FSP No 157-2, Effective Date of FASB Statement No. 157), which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's consolidated financial statements.

In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820 (formerly FSP 157-4, Determining Fair
Value When the Volume and Level of Activity for the Asset or Liability Have
Significantly Decreased and Identifying Transactions That Are Not Orderly),
requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, Investments -- Debt and Equity Securities. The provisions of the new standard were effective for interim periods ending after June 15,
2009. The adoption of the new standard on April 1, 2009 did not have a material on the Company's consolidated financial statements.

In April 2009, the Company adopted a new accounting standard included in ASC
820, (formerly FSP 107-1 and Accounting Principles Board ("APB") 28-1, Interim
Disclosures about Fair Value of Financial Instruments). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009. The Company's adoption of this new accounting standard did not have a material effect on the
Company's consolidated financial statements.

In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of
ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement. The new guidance is effective for interim and annual periods beginning after August 27, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

Derivative Instruments and Hedging Activities

Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS No. 161, Disclosures about
Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133).
The new accounting standard requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company's consolidated financial statements.

Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of ASC
320, Investments - Debt and Equity Securities (formerly FSP 115-2 and 124-2,
Recognition and Presentation of Other-Than-Temporary Impairments), an
other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009.
The Company's adoption of the new guidance did not have a material effect on the
Company's consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No. 165,
Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

ACCOUNTING STANDARDS NOT YET EFFECTIVE

Accounting for the Transfers of Financial Assets

In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS No.
166, Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140, was adopted into Codification in December 2009 through the issuance of
Accounting Standards Updated ("ASU") 2009-16. The new standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company's consolidated financial statements.

In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS No. 167,
Amending FASB Interpretation No. 46(R), was adopted into Codification in
December 2009 through the issuance of ASU 2009-17. The revised guidance amends
FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, in
determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

Revenue Recognition

In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue
Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after June 15, 2010.
The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

YEARS ENDED DECEMBER 31,2009 AND 2008

A. OPERATING RESULTS

RESULTS OF OPERATIONS

RESEARCH AND DEVELOPMENT

Research and development expenses for both 2009 and 2008 were $0.

SALES AND MARKETING

Sales and marketing expenses for both 2009 and 2008 were $0.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for both 2009 and 2008 were $0.

GAIN ON SALE OF INTELLECTUAL PROPERTY

In 2009 we recorded $250,000 as operating gain on sale of Intellectual Property following the sale of the multiplayer blackjack tournament software platform by
RNG to Playtech. Therefore income for continuing operations for the year ended
December 31, 2009 increased to $250,000 from $0 for the year ended December 31,
2008.

NET INCOME/LOSS

Net income attributable to the Company for the year ended December 31, 2009 changed to $19,092 as compared to a net loss of $137,668 for the year ended
December 31, 2008. Net loss per share attributable to the company for both 2009 and 2008 was $0.00.

The decrease in net loss for continuing operations in 2009 was mainly due to a gain on sale of intellectual property of RNG. Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2009, and December 31, 2008 were 32,315,698.

YEARS ENDED DECEMBER 31, 2008 AND 2007

REVENUES AND COST OF REVENUES

Total revenues from continuing operations for the year ended on December 31,
2008 decreased by 100% to $0 from $154,745 in the year ending December 31, 2007 since the revenues royalties' period ended in fiscal 2007.

Cost of revenues for 2008 and 2007 were $0.

RESEARCH AND DEVELOPMENT

Research and development expenses for continuing operations for the year ended
December 31, 2008 decreased by 100% to $0 from $622,387 for the year ending
December 31, 2007. The decrease is attributable to the abandonment of patent application for the BJ Software as of January 2008 and the Company's decision to cease from investing in any research and development activities.

SALES AND MARKETING

Sales and marketing expenses for continuing operations for the year ended
December 31, 2008 decreased by 100% to $0 from $6,858 for the period ending
December 31, 2007. The decrease is attributable to the Company's decision to cease any sales and marketing activities.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for continuing operations for the year ended
December 31, 2008 decreased by 100% to 0$ from $503,657 for the period ended
December 31, 2007. In 2007, the general and administrative expenses included an allowance of $405,452 for bad debt.

NET LOSS

Net loss attributable to the Company for the year ended December 31, 2008 decreased by 91% to $137,668 as compared to net loss of $1,562,742 for the year ended December 31, 2007. Net loss per share attributable to the Company for 2008 was $0.00, compared to $0.05 net loss per share for the year ended December 31,
2007.

The decrease in net loss attributable to the Company in 2008 was mainly due to the significant reduction in operations.

Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2008, and December
31, 2007 were 32,315,698.

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $878 for the year ended December 31, 2009 compared to $12 used in the year ended December 31, 2008. Cash used for operating activities for the year ended December 31, 2009 resulted mainly due to payments of bank charges.

In fiscal 2009 and 2008 we did not generate or use any cash flows from financing activities or investing activities. Currently, the Company has no business activity and has no future plans to gain liquidity.

We are in default under the Promissory Note in a principal amount of $2.25 million that we signed with WGMI, our parent company, by failing to pay the annual installments and the interest due. WGMI has not taken any actions against us with regard to such default.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct research and development activities during fiscal
2009 and 2008. This is primarily attributable to abandoning the patent application pertaining to the BJ Software and was resulted in ending the services received by Win Gaming Media which developed this patent and assigned it to the Company.

D. TREND INFORMATION

None.

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents further information relating to our liquidity as of
December 31, 2009. The amounts indicated do not include future interest,

                                                              2010       2011    More than
Contractual Obligations (U.S. $ in thousands)     Total       year       year     5 years
                                                  ------     ------     ------     ------

Promissory note (Libor +1.5%)*                    $2,250     $1,800     $  450        N/A
Total                                             $2,250     $1,800     $  450        N/A

*.EXCLUDE ACCRUED INTEREST.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of December 31, 2009.

POSITION                                  AGE               NAME
--------                                  ---               ----
Chief Executive Officer, Director         55                Shimon Citron
Chief Financial Officer                   32                Shlomi Zedkia
Director                                  63                Haim Tabak

Mr. Shimon Citron was nominated as CEO and director on 1st December 2008. Mr.
Citron founded Win Gaming Media, Inc., in 2001 and has held the positions of
Chief Executive Officer and director of Win Gaming Media, Inc., from inception and until May 8, 2007, and from June 19, 2008 to date.

Mr. Shlomi Zedkia was appointed as our Chief Financial Officer on July
2, 2009. Since 2008, Mr. Zedkia has served as a partner at Shavrts-Zedkia &
Co., an accounting firm in Israel. From 2006-2008, Mr. Zedkia served as a senior audit manager at BDO Ziv-Haft where he gained extensive experience in auditing and preparing annual and quarterly financial statements for public companies whose shares are traded both on the U.S. and Israel stock exchanges. Mr. Zedkia is a C.P.A (Isr.) and holds a B.A. degree in business administration and accounting.

Mr.Haim Tabak has been nominated as director on 1st December 2008. Haim Tabak has been COO of Win Gaming Media, Inc., (formerly Zone4Play, Inc.) since inception in 2004. During 2000-2004, Haim Tabak served as COO of Winner.com,
Inc., a Delaware company, an on-line gaming related portal providing information, advertising and links to the gaming industry.

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

There is no expiration date for the term of current director. According to the articles of association the office of a director shall be vacated if:

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

D. EMPLOYEES

We have no employees. Currently, we receive from Win Gaming Media (Israel) Ltd.
all administrative services and management, including the services of Shimon
Citron, our Chief Executive Officer who is also WGMI Chief Executive Officer and of Shlomi Zedkia, our Chief Financial Officer, who is also WGMI's Chief
Financial Officer. All of Win Gaming Media's officers are based in Israel.

E. SHARE OWNERSHIP

WGMI, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by WGMI. We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

On July 12, 2006, we purchased from WGMI all right, title and interest in its intellectual property rights and assets related to its newly developed multi-player tournament Blackjack software on a "going concern" and "as is"
basis, in exchange for the Promissory Note.

On July 17, 2006 we entered into an agreement with our wholly owned subsidiary and then our research and development arm, RNG, under which we have assigned all of our rights in the BJ Software to RNG in consideration for all outstanding and issued ordinary shares of RNG.

On September 25, 2006 we signed with WGMI the Promissory Note in the principal amount of $2.25 million. The Promissory Note has a term of five years. Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5% to be paid annually. The Promissory Note is secured by a Debenture and Equitable Share between WGMI and us. WGMI has a right to record a lien (with priority over WGM) on all of our assets including our shares in our subsidiaries. Currently, we are in default under the Promissory Note, by failing to pay the annual installments and the interest. WGMI has not taken any actions against us with regard to such default.

Currently we receive all administrative services, from Win Gaming Media (Israel)
pursuant to an agreement between us. Mr. Shimon Citron, the Chief Executive
Officer of WGMI, which owns all of our issued and outstanding ordinary shares and has the full control over our operations, is also our Chief Executive
Officer.

As disclosed above, On April 13, 2009, RNG entered into an Intellectual Property and Technology Purchase Agreement, ("the Agreement"), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer's Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer's Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset the indebtedness of our parent company to the buyer. $50,000 was attributed to the 20% minority holder in RNG. In 2009 we paid $30,000 on account and the second installment of $20,000 is scheduled to be paid during 2010. The amount is recorded as current liability.

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

C. MATERIAL CONTRACTS

SALE OF BJ SOFTWARE

On April 13, 2009, RNG entered into an Intellectual Property and Technology
Purchase Agreement, ("the Agreement"), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer's Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer's Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset the indebtedness of our parent company to the buyer.

$50,000 was attributed to the 20% minority holder in RNG. In 2009 we paid
$30,000 on account and the second installment of $20,000 is scheduled to be paid during 2010. The amount is recorded as current liability.

INTER COMPANY AGREEMENT WITH WIN GAMING MEDIA

On July 12, 2006, we entered into an agreement with Win Gaming Media (Israel), a wholly owned subsidiary of our parent company, WGMI, under which we) we receive from Win Gaming Media (Israel) management services, administrative services, office space and secretarial services, office supply and communications, and research and development services as agreed between the parties. The consideration paid by us to Win Gaming Media (Israel) for these services is based on cost plus 10% of the cost.

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

E.  MATERIAL TAX CONSIDERATIONS

     The following summary is included herein for general information and is not intended to be, and should not be considered to be, legal or tax advice. Each
U.S. holder should consult with his or her own tax advisor as to the particular
U.S. federal income tax consequences of the purchase, ownership and sale of ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

U.S. Federal Income Taxation

     Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a
"U.S. Holder" arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a "U.S. Holder" is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S.
persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

     This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer's status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

     This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder's particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or
"financial services entity"; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S.
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

     Each prospective investor is advised to consult such person's own tax advisor with respect to the specific U.S. federal and state income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

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
Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2010, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%).
For this purpose, "qualified dividend income" means, inter alia, dividends received from a "qualified foreign corporation." A "qualified foreign corporation" is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program.

     In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. In addition, U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as
"investment income" pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

     The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any taxes withheld therefrom. (See discussion above under "Non-U.S. Holders of Ordinary Shares.")
Cash distributions paid by us in BP will be included in the income of U.S.
Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and
U.S. Holders will have a tax basis in such BP for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the BP, any subsequent gain or loss in respect of such BP arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Disposition of Shares

     Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such
U.S. Holder's tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

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

Passive Foreign Investment Companies

     Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder's holding period)
a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

     o    75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive
          (the "Income Test"); or

     o    At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the "Asset Test").

     For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

     If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a "QEF election", or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

     The PFIC rules described above would not apply to a U.S. Holder who makes a
QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with certain reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S.
Holder's pro rata share of our ordinary earnings as ordinary income and such
U.S. Holder's pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to provide the required information so that U.S. Holders can make QEF elections. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

     A U.S. Holder of PFIC shares which are traded on certain public markets can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder's adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

     We believe that we were not a PFIC for either 2008 or 2009. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a
PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

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

     A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual
non-U.S. Holder, a fixed place of business in the U.S.; (2) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S.
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
Holder provides on an applicable Form W-8 (or a substantially similar form) a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more current relationships with the United States.

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

ITEM 11 - QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2009 we have no material assets. Moreover, we are in default under the Promissory Note, by failing to pay the annual installments. The
Promissory Note is linked to the US Libor and carries an annual interest of US
Libor +1.5%. As a result we are exposed to the change in US Libor which subjects us to the risks of higher interest expenses.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American
Depositary Receipts.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are in default under the Promissory Note by failing to pay the annual installments and the interest due. WGMI has not taken any actions against us with regard to such default.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS

Not applicable.

ITEM 15T. CONTROLS AND PROCEDURES

    (a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of
December 31, 2009. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (iii)
effective.

    (b) Management's Annual Report on Internal Control over Financial
Reporting. Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting.
Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

     Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December
31, 2009. In making this assessment, they used the criteria established in
Internal Control - Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of
December 31, 2009, our internal control over financial reporting is effective based on those criteria.

     Notwithstanding the foregoing, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

    (c) ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report.
Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

    (d) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed for the years ended December 31, 2009 and 2008:

Fee Category         2009         2008
------------       --------     --------

Audit Fees (1)     $ 10,000     $ 10,000
                   --------     --------
Total Fees         $ 10,000     $ 10,000

(1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the years ended in December 31, 2009 and
2008. Such fees were paid by our parent company, WGMI, in connection with WGMI's audit of its consolidated financial statements.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2009 and 2008.

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

Notes to Consolidated Financial Statements                         F-8 - F-16

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
               Plc and Zone 4 Play, Inc.**

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

4.9            Intellectual Property and Technology Purchase Agreement dated as of April 13, 2009.***

8.1            Principal subsidiaries of Gaming Ventures plc.

12.1           Certification of Chief Executive Officer pursuant to
               Rule13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2           Certification of Chief Financial Officer pursuant to Rule
               13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1           Certification of Chief Executive Officer and Chief Financial
               Officer pursuant Rule 13a-14(b) of the Securities Exchange Act of
               1934, and 18 U.S.C. Section 1350.

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

*** Incorporated by reference to the corresponding exhibit of Gaming Ventures plc's Annual Report on Form 20-F, filed with the Securities and Exchange
Commission on June 26, 2009.

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

                                          GAMING VENTURES PLC

                                          By: /s/ Shimon Citron
                                          ---------------------
                                          Shimon Citron, Chief Executive Officer

                                          By: /s/ Shlomi Zedkia
                                          ---------------------
                                          Shlomi Zedkia, Chief Financial Officer
                                          and Principal Accounting Officer

Date: June 28, 2010

                    GAMING VENTURES PLC AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2009

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
                                                                      ---------

Report of Independent Registered Public Accounting Firm                  F-2

Consolidated Balance Sheets                                           F-3 - F-4

Consolidated Statements of Operations                                    F-5

Statements of Changes in Deficiency                                      F-6

Consolidated Statements of Cash Flows                                    F-7

Notes to Consolidated Financial Statements                            F-8 - F-16

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                              GAMING VENTURES PLC.

     We have audited the accompanying consolidated balance sheets of Gaming
Ventures Plc. (the "Company") and its subsidiaries as of December 31, 2009 and
2008 and the related consolidated statements of operations, changes in deficiency and cash flows for the three years in the period ended December 31,
2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have nor we were engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated results of their operations and cash flows for the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note
1e to the consolidated financial statements, the Company has an accumulated deficit ,has not generated positive cash flows since inception and has liabilities to the parent company in material amounts that raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
June 28, 2009

                                                  /s/ Ziv Haft
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

                                     F - 2

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                 DECEMBER 31,
                                         --------------------------
                                            2009            2008
                                         ----------      ----------

    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents              $        -      $      878
                                         ----------      ----------

TOTAL current assets                              -             878
                                         ==========      ==========

Total assets                             $        -      $      878
                                         ==========      ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS

                                                                                        DECEMBER 31,
                                                                               -----------------------------
                                                                                  2009              2008
                                                                               -----------       -----------

    LIABILITIES AND  DEFICIENCY

CURRENT LIABILITIES:

  Accrued expenses                                                             $    20,000       $         -
  Related parties                                                                        -           319,911
  Promissory note- current portion (Note 1b )                                    2,235,638         1,567,920
                                                                               -----------       -----------

TOTAL current liabilities                                                        2,255,638         1,887,831
                                                                               -----------       -----------

LONG TERM LIABILITIES:

  Promissory note (Note 1b)                                                        558,909         1,045,280
                                                                               -----------       -----------

  TOTAL long term liabilities                                                      558,909         1,045,280
                                                                               -----------       -----------

Total liabilities                                                                2,814,547         2,933,111
                                                                               -----------       -----------

DEFICIENCY (Note 3):
  Common stock of (pound)0.0001 par value:
  Authorized: 55,000,000 shares at December 31, 2009 and 2008; Issued and
    outstanding: 32,315,698 shares at December 31, 2009 and 2008                     5,960             5,960
  Additional paid-in capital                                                     2,005,851         1,907,257
  Accumulated deficit                                                           (4,826,358)       (4,845,450)
                                                                               -----------       -----------

TOTAL deficiency                                                                (2,814,547)       (2,932,233)
                                                                               -----------       -----------

TOTAL liabilities and deficiency                                               $         -       $       878
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

                                     F - 4

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                     YEAR ENDED         YEAR ENDED        YEAR ENDED
                                                                     DECEMBER 31        DECEMBER 31      DECEMBER 31
                                                                    ------------       ------------      ------------
                                                                        2009               2008              2007
                                                                    ------------       ------------      ------------

Revenues                                                            $          -       $          -      $    154,745
Cost of revenues                                                               -                  -                 -
                                                                    ------------       ------------      ------------

     Gross Profit                                                              -                  -           154,745

Operating expenses:

   Research and development                                                    -                  -           622,387
   Soling and marketing                                                        -                  -             6,858
   General and administrative                                                  -                  -           503,657

   Gain on sale of Intellectual Property                                (250,000)                 -                 -
                                                                    ------------       ------------      ------------
      Total operating expenses (income)                                 (250,000)                 -         1,132,902
                                                                    ------------       ------------      ------------

 Operating loss (income):                                               (250,000)                 -           978,157

 Financial expenses, net                                                 180,908            129,071            46,790
                                                                    ------------       ------------      ------------

 Loss (profit) before Taxes on Income                                    (69,092)           129,071         1,024,947
 Taxes on income                                                               -                  -                 -
                                                                    ------------       ------------      ------------

 Net loss (income) from continuing operation                             (69,092)           129,071         1,024,947
 Net loss from discontinued operation, net                                     -              8,597           676,168
                                                                    ------------       ------------      ------------

      Net loss (income)                                                  (69,092)           137,668         1,701,115
 Net income (loss) attributable to noncontrolling interest                50,000                  -          (138,373)
                                                                    ------------       ------------      ------------

      Net loss (income) attributable to the Company                      (19,092)           137,668         1,562,742
                                                                    ============       ============      ============

 Basic and diluted net income (loss) per share from continuing
    operation                                                       $       0.00       $       0.00      $      (0.03)
                                                                    ============       ============      ============

 Basic and diluted net income (loss) per share from
discontinued operation                                              $       0.00       $       0.00      $      (0.02)
                                                                    ============       ============      ============

 Total Basic and diluted net income (loss) per share                $       0.00       $       0.00      $      (0.05)
                                                                    ============       ============      ============

 Weighted average number of common stock used in computing
    basic and diluted net profit (loss) per share                     32,315,698         32,315,698        32,315,698
                                                                    ============       ============      ============

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN DEFICIENCY
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                              ADDITIONAL
                                              COMMON            SHARE           PAID-IN        ACCUMULATED         TOTAL
                                              STOCK            CAPITAL          CAPITAL          DEFICIT         DEFICIENCY
                                            -----------      -----------      -----------      -----------       -----------
                                              NUMBER           AMOUNT
                                            -----------      -----------

BALANCE AT DECEMBER 31, 2006                 32,315,698      $     5,960      $   341,150      $(3,145,040)      $(2,797,930)

Net loss                                              -                -                -       (1,562,742)       (1,562,742)
                                            -----------      -----------      -----------      -----------       -----------

BALANCE AT DECEMBER 31, 2007                 32,315,698      $     5,960      $   341,150      $(4,707,782)      $(4,360,672)

Forgiveness of  a liability by related
  parties                                             -                -        1,566,107                -         1,566,107

Net loss                                              -                -                -         (137,668)         (137,668)
                                            -----------      -----------      -----------      -----------       -----------

BALANCE AT DECEMBER 31, 2008                 32,315,698      $     5,960      $ 1,907,257      $(4,845,450)      $(2,932,233)

Forgiveness of  a liability by related
  parties                                             -                -           98,594                -            98,594

Net income                                            -                -                -          19,092             19,092
                                            -----------      -----------      -----------      -----------       -----------

BALANCE AT DECEMBER 31, 2009                 32,315,698      $     5,960      $ 2,005,851      $(4,826,358)      $(2,814,547)
                                            ===========      ===========      ===========      ===========       ===========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

                                                                       YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                                       DECEMBER 31       DECEMBER 31       DECEMBER 31
                                                                       -----------       -----------       -----------
                                                                           2009             2008              2007
                                                                       -----------       -----------       -----------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss) attributable to the Company                        $    19,092       $  (137,668)      $(1,562,742)
  Adjustments required to reconcile net loss to net cash provided by operating activities:
    Depreciation and amortization                                                -                 -             5,940
    Decrease in trade and other accounts receivable                              -                 -           795,452
    Decrease  in other current assets                                            -            31,506            18,573
    Decrease in related parties                                           (221,317)                -           360,682
    Decrease in trade payables                                                   -                 -          (119,469)
    Change in valuation of call option                                           -                 -          (114,850)
    Minority interests in profits of subsidiaries                                -                 -          (138,374)
    Increase (decrease) in other current liabilities                        20,000           (22,096)          (44,745)
    Interest on promissory note                                            181,347           128,246           162,114
                                                                       -----------       -----------       -----------

Net cash used in operating activities                                         (878)              (12)         (637,419)
                                                                       -----------       -----------       -----------

Decrease in cash and cash equivalents                                         (878)              (12)         (637,419)

Cash and cash equivalents at the beginning of the period                       878               890           638,309
                                                                       -----------       -----------       -----------

Cash and cash equivalents at the end of the period                     $         -       $       878       $       890
                                                                       ===========       ===========       ===========

                                                                       YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                                       DECEMBER 31       DECEMBER 31       DECEMBER 31
                                                                       -----------       -----------       -----------
                                                                           2009             2008              2007
                                                                       -----------       -----------       -----------

NON-CASH TRANSACTION

   Selling of Intellectual Property                                    $   250,000       $         -       $         -
                                                                       -----------       -----------       -----------

   Forgiveness of a liability by related parties                       $    98,594       $ 1,566,107       $         -
                                                                       -----------       -----------       -----------

   Purchase of property and equipment                                  $         -       $         -       $     2,553
                                                                       -----------       -----------       -----------

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1:- GENERAL

A.   Gaming Ventures Plc ("Gaming Ventures"), was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures has 80% equity interest in RNG Gaming Ltd ("RNG") which has filed for voluntary dissolution in 2009
     (see 1.c below). Following the sale of RNG' Intellectual Property (see 1.c below), Gaming Ventures no longer offer any development work and software licensing for third parties and is currently a shell company. The Company owned two additional subsidiaries called Get21, Limited ("Get21"), a corporation incorporated under the laws of the Isle of Man and Get21,
     Limited ("Get21 Israel") a corporation incorporated under the laws of
     Israel. In December 2008 both Get21 and Get21 Israel filed for dissolution.

B.   According to an agreement between Gaming Ventures and Win Gaming Media Inc.
     , a Delaware Company ("WGM DE"), Gaming Ventures purchased from WGM DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and
     "as is" basis, in exchange for a promissory note in the principal amount of
     $2.25M. The valuation was based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for Five
     Years (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5%
     per annum. The note is secured by a Debenture and Equitable Share Charge between WGM DE and Gaming Ventures. WGM DE has a lien on all of Gaming
     Ventures' assets including its shares in its subsidiaries. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Gaming Media group. The technology was previously recorded in
     WGM DE financial statements at a book value of zero. As of December 31,
     2009, the Company did not pay any payments owed on account of the promissory note to WGM DE. There were no changes in the terms of the promissory note. WGM DE could claim the short term balance amounts owed at any time. There were no changes in the terms of the promissory note.

C.   On April 13, 2009, RNG entered into an Intellectual Property and Technology
     Purchase Agreement, ("the Agreement"), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer's Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2%
     of buyer's Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset the indebtedness of the parent company to the buyer and this amount was recorded against related party.

     $50,000 was attributed to the 20% minority holder in RNG. In 2009 we paid
     $30,000 on account and the second installment of $20,000 is scheduled to be paid during 2010. The amount is recorded as current liability.

     Following the sale of all RNG's assets, RNG has filed for voluntary dissolution with the Companies' register of Isle of Man.

D.   On August 4, 2006, Gaming Ventures filed with the Securities and Exchange
     Commission ("SEC") a registration statement on Form 20-F. As a result,
     Gaming Ventures is now a separate reporting entity with the SEC that has the reporting obligations of a foreign private issuer. The company shares are not tradable.

E.   The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated deficit of 4,826,358 and has not generated positive cash flows since inception. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

                                     F - 8

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

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

     The company's assets and liabilities are stated in U.S. dollars ("dollar").
     Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

     Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance FASB ACS Topic 830
     "Foreign Currency matters". All transactions gains and losses of the re-measurement of monetary balance sheet items are reflected in the consolidated statements of operations as financial income or expenses as appropriate.

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

E.   INCOME TAXES:

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

                                     F - 9

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.   BASIC AND DILUTED NET INCOME (LOSS) PER SHARE-EPS:

     Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. As of December 31, 2009 there is no potential for ordinary share dilution.

G.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

     ADOPTION OF NEW ACCOUNTING STANDARDS

     ACCOUNTING STANDARDS CODIFICATION:

     In June 2009, the FASB issued Statement of Financial Accounting Standards
     ("SFAS") No. 168, The FASB Accounting Standards Codification and the
     Hierarchy of Generally Accepted Accounting Principles (the "Codification").
     This standard replaces SFAS No. 162, The Hierarchy of Generally Accepted
     Accounting Principles, and establishes only two levels of U.S. generally accepted accounting principles ("GAAP"), authoritative and nonauthoritative. The FASB ASC has become the source of authoritative, nongovernmental GAAP, except for rules and interpretive releases of the
     SEC, which are sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the
     Codification will become nonauthoritative. This standard is effective for financial statements for interim or annual reporting periods ending after
     September 15, 2009. The adoption of the Codification changed the Company's references to GAAP accounting standards but did not impact the Company's results of operations, financial position or liquidity.

     Participating Securities Granted in Share-Based Transactions

     Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 260, Earnings Per Share (formerly FASB Staff Position
     ("FSP") Emerging Issues Task Force ("EITF") 03-6-1, Determining Whether
     Instruments Granted in Share-Based Payment Transactions Are Participating
     Securities). The new guidance clarifies that non-vested share-based payment awards that entitle their holders to receive nonforfeitable dividends or dividend equivalents before vesting should be considered participating securities and included in basic earnings per share. The Company's adoption of the new accounting standard did not have a material effect on previously issued or current earnings per share.

                                     F - 10

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.):

     ADOPTION OF NEW ACCOUNTING STANDARDS (CONT.):

     BUSINESS COMBINATIONS AND NONCONTROLLING INTERESTS

     Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 805, Business Combinations (formerly SFAS No. 141(R),
     Business Combinations). The new standard applies to all transactions or other events in which an entity obtains control of one or more businesses.
     Additionally, the new standard requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement date for all assets acquired and liabilities assumed; and
     requires the acquirer to disclose additional information needed to evaluate and understand the nature and financial effect of the business combination.
     The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

     Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 810, Consolidations (formerly SFAS 160, Noncontrolling
     Interests in Consolidated Financial Statements). The new accounting standard establishes accounting and reporting standards for the noncontrolling interest (or minority interests) in a subsidiary and for the deconsolidation of a subsidiary by requiring all noncontrolling interests in subsidiaries be reported in the same way, as equity in the consolidated financial statements. As such, this guidance has eliminated the diversity in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. The
     Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

     FAIR VALUE MEASUREMENT AND DISCLOSURE

     Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 820, Fair Value Measurements and Disclosures ("ASC 820")
     (formerly FASB FSP No 157-2, Effective Date of FASB Statement No. 157),
     which delayed the effective date for disclosing all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value on a recurring basis (at least annually). This standard did not have a material impact on the Company's consolidated financial statements.

                                     F - 11

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.):

     ADOPTION OF NEW ACCOUNTING STANDARDS (CONT.):

     FAIR VALUE MEASUREMENT AND DISCLOSURE (CONT.):

     In April 2009, the FASB issued new guidance for determining when a transaction is not orderly and for estimating fair value when there has been a significant decrease in the volume and level of activity for an asset or liability. The new guidance, which is now part of ASC 820
     (formerly FSP 157-4, Determining Fair Value When the Volume and Level of
     Activity for the Asset or Liability Have Significantly Decreased and
     Identifying Transactions That Are Not Orderly), requires disclosure of the inputs and valuation techniques used, as well as any changes in valuation techniques and inputs used during the period, to measure fair value in interim and annual periods. In addition, the presentation of the fair value hierarchy is required to be presented by major security type as described in ASC 320, Investments -- Debt and Equity Securities. The provisions of the new standard were effective for interim periods ending after June 15,
     2009. The adoption of the new standard on April 1, 2009 did not have a material on the Company's consolidated financial statements.

     In April 2009, the Company adopted a new accounting standard included in
     ASC 820, (formerly FSP 107-1 and Accounting Principles Board ("APB") 28-1,
     Interim Disclosures about Fair Value of Financial Instruments). The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end. The provisions of the new standard were effective for the interim periods ending after June 15, 2009.
     The Company's adoption of this new accounting standard did not have a material effect on the Company's consolidated financial statements.

     In August 2009, the FASB issued new guidance relating to the accounting for the fair value measurement of liabilities. The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques: the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements. The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement.
     The new guidance is effective for interim and annual periods beginning after August 27, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

                                     F - 12

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.):

     ADOPTION OF NEW ACCOUNTING STANDARDS (CONT.):

     DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Effective January 1, 2009, the Company adopted a new accounting standard included in ASC 815, Derivatives and Hedging (SFAS No. 161, Disclosures
     about Derivative Instruments and Hedging Activities, an amendment of SFAS
     No. 133). The new accounting standard requires enhanced disclosures about an entity's derivative and hedging activities and is effective for fiscal years and interim periods beginning after November 15, 2008. Since the new accounting standard only required additional disclosure, the adoption did not impact the Company's consolidated financial statements.

     Other-Than-Temporary Impairments

     In April 2009, the FASB issued new guidance for the accounting for other-than-temporary impairments. Under the new guidance, which is part of
     ASC 320, Investments - Debt and Equity Securities (formerly FSP 115-2 and
     124-2, Recognition and Presentation of Other-Than-Temporary Impairments),
     an other-than-temporary impairment is recognized when an entity has the intent to sell a debt security or when it is more likely than not that an entity will be required to sell the debt security before its anticipated recovery in value. The new guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities and is effective for interim and annual reporting periods ending after June 15, 2009. The Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

     SUBSEQUENT EVENTS

     In May 2009, the FASB issued new guidance for subsequent events. The new guidance, which is part of ASC 855, Subsequent Events (formerly SFAS No.
     165, Subsequent Events) is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and will be applied prospectively. The
     Company's adoption of the new guidance did not have a material effect on the Company's consolidated financial statements.

                                     F - 13

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.):

G.   IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS (CONT.):

     Adoption of New Accounting Standards (cont.):

     ACCOUNTING STANDARDS NOT YET EFFECTIVE

     ACCOUNTING FOR THE TRANSFERS OF FINANCIAL ASSETS

     In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as SFAS
     No. 166, Accounting for Transfers of Financial Assets, an amendment to SFAS
     No. 140, was adopted into Codification in December 2009 through the issuance of Accounting Standards Updated ("ASU") 2009-16. The new standard eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. The new guidance is effective for fiscal years beginning after November 15, 2009. The Company will adopt the new guidance in 2010 and is evaluating the impact it will have to the Company's consolidated financial statements.

     In June 2009, the FASB issued revised guidance on the accounting for variable interest entities. The revised guidance, which was issued as SFAS
     No. 167, Amending FASB Interpretation No. 46(R), was adopted into
     Codification in December 2009 through the issuance of ASU 2009-17. The revised guidance amends FASB Interpretation No. 46(R), Consolidation of
     Variable Interest Entities, in determining whether an enterprise has a controlling financial interest in a variable interest entity. This determination identifies the primary beneficiary of a variable interest entity as the enterprise that has both the power to direct the activities of a variable interest entity that most significantly impacts the entity's economic performance, and the obligation to absorb losses or the right to receive benefits of the entity that could potentially be significant to the variable interest entity. The revised guidance requires ongoing reassessments of whether an enterprise is the primary beneficiary and eliminates the quantitative approach previously required for determining the primary beneficiary. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

     REVENUE RECOGNITION

     In October 2009, the FASB issued ASU 2009-13, Multiple-Deliverable Revenue
     Arrangements. The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither
     VSOE or third-party evidence is available. ASU 2009-13 is effective for revenue arrangements entered into in fiscal years beginning on or after
     June 15, 2010. The Company does not expect that the provisions of the new guidance will have a material effect on its consolidated financial statements.

                                     F - 14

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 3:- SHARE CAPITAL

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

NOTE 4:- INCOME TAXES

A.   The Company and its subsidiary are incorporated in the Isle of Man and therefore are not taxable.

B.   DEFERRED INCOME TAXES:

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
     Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

                                                   YEAR ENDED      YEAR ENDED
                                                   DECEMBER 31     DECEMBER 31,
                                                   ----------      ----------
                                                      2009            2008
                                                   ----------      ----------

Operating loss carry forward                       $        -      $   26,382

Deferred tax asset before valuation allowance      $        -      $    7,387
Valuation allowance                                $        -      $   (7,387)
                                                   ----------      ----------

Net deferred tax asset                             $        -      $        -
                                                   ==========      ==========

     Get21 Israel provided valuation allowances of $0 for the year ended
     December 31, 2009 and $ 7,387 for the year ended December 31, 2008, in respect of deferred tax assets resulting from tax loss carry forwards and other temporary differences. Effective on July 15, 2007, the Board of
     Directors decided to cease the business of marketing services provided for gaming applications marketing activities through its subsidiary Get21. In
     December 2008 Get21 Israel filed for dissolution. Therefore as of December
     31, 2009 no valuation allowances were provided.

                                     F - 15

                                        GAMING VENTURES PLC AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS, EXCEPT SHARE DATA

NOTE 5:- FINANCIAL EXPENSES

                                           YEAR ENDED      YEAR ENDED
                                           DECEMBER 31     DECEMBER 31,
                                            ---------       ---------
                                              2008             2007
                                            ---------       ---------

Financial expenses:
  Interest, bank charges and fees, net      $    (439)      $     825
  Interest on promissory note                 181,347         128,246
                                            ---------       ---------

                                            $ 180,908       $ 129,071
                                            =========       =========

                                     F - 16