Form 20-F/A
period 2009-12-31
GAMING VENTURES plc
filed 2010-08-19
CIK 1370437

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 Amendment No.1

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

                               YES [X]     NO [_]

EXPLANATORY NOTE:

     This Amendment No. 1 to the Annual Report on Form 20-F of Gaming Ventures
plc is being filed with the Securities and Exchange Commission (the
"Commission") for the sole purpose of correcting the date of the report (the
"Report") of our independent registered public accounting firm relating to our financial statements for the year ended December 31, 2009, included in our
Annual Report on Form 20-F filed with the Commission on June 28, 2010 (the
"Original 20-F").

     The originally signed Report bears the date June 28, 2010. However, the
Report as filed was dated inadvertently as of June 28, 2009. Although we have re-filed the entire Original 20-F as amended, for clarity, the amendment is limited in scope to the correction of the typographical error in the date of the
Report and does not amend, update, or change any other items or disclosures contained in the Original 20-F. Except as described in this paragraph, we do not purport by this Form 20-F/A to update any of the information contained in the
Original 20-F.

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

                                     PART I

Unless the context otherwise requires, all references in this annual report to the "company" "us," "we," "our," "Gaming," and "Gaming Ventures" refer to Gaming
Ventures plc and its consolidated subsidiaries.

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

4.9            Intellectual Property and Technology Purchase Agreement dated as of April 13, 2009.***

8.1            Principal subsidiaries of Gaming Ventures plc.****

12.1           Certification of Chief Executive Officer pursuant to
               Rule13a-14(a) of the Securities Exchange Act of 1934, as
               amended.****

12.2           Certification of Chief Financial Officer pursuant to Rule
               13a-14(a) of the Securities Exchange Act of 1934, as amended.****

13.1           Certification of Chief Executive Officer and Chief Financial
               Officer pursuant Rule 13a-14(b) of the Securities Exchange Act of
               1934, and 18 U.S.C. Section 1350.****

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

**** Incorporated by reference to the corresponding exhibit of Gaming Ventures plc's Annual Report on Form 20-F, filed with the Securities and Exchange
Commission on June 28, 2010.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and has duly caused and authorized the undersigned to sign this
Amendment No.1 to this Annual Report on its behalf.

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

Date: August 18, 2010

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

June 28, 2010

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