Form 20-F
period 2010-12-31
GAMING VENTURES plc
filed 2011-07-15
CIK 1370437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number: 000-52163

GAMING VENTURES PLC
 (Exact name of Registrant as specified in its charter)

ISLE OF MAN
 (Jurisdiction of incorporation or organization)

BURLEIGH MANOR, PEEL ROAD, DOUGLAS, ISLE OF MAN, IM1 5EP
 (Address of principal executive offices)

Shimon Citron, +972 73 755 4500, Fax: +972 3 624 5378, 55 Igal Alon St., Tel Aviv 67891, Israel
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

YES ☐   NO ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

YES ☐   NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve (12) months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety (90) days:

YES ☒   NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☐   NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐   Accelerated Filer ☐   Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements which financial statements item the registrant has elected to follow:

ITEM 17 ☐   ITEM 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☒   NO ☐

TABLE OF CONTENTS

PAGE
PART I

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6

Item 3.	KEY INFORMATION	6

	A. Selected Financial Data	6

	B. Capitalization and Indebtedness	8

	C. Reasons for the Offer and Use of Proceeds	8

	D. Risk Factors	8

Item 4.	INFORMATION ON THE COMPANY	11

	A. History and Development of the Company	11

	B. Business Overview	11

	C. Organizational Structure	11

	D. Property, Plants and Equipment	12

Item 4A.	UNRESOLVED STAFF COMMENTS	12

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	12

	A. Operating Results	13

	B. Liquidity and Capital Resources	14

	C. Research and Development, Patents and Licenses, Etc.	15

	D. Trend Information	15

	E. Off - Balance Sheet Arrangements	15

	F. Tabular Disclosure of Contractual Obligations	15

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	15

	A. Directors and Senior Management	15

	B. Compensation	16

	C. Board Practices	16

	D. Employees	17

	E. Share Ownership	17

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	17

	A. Major Shareholders	17

	B. Related Party Transactions	17

	C. Interests of Expert and Counsel	17

Item 8.	FINANCIAL INFORMATION	17

Item 9.	THE OFFER AND LISTING	18

	A. Offer and Listing Details	18

	B. Plan of Distribution	18

	C. Markets	18

	D. Selling Shareholders	18

	E. Dilution	18

	F. Expenses of the Issue	18

Item 10.	ADDITIONAL INFORMATION	19

	A. Share Capital	19

	B. Memorandum and Articles of Association	19

	C. Material Contracts	19

	D. Exchange Controls	20

	E. Taxation	20

	F. Dividends and Paying Agents	25

	G. Statements by Experts	25

	H. Documents on Display	25

	I. Subsidiary Information	25

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	25

Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	25

PART II

PART III

Item 17.	FINANCIAL STATEMENTS	28

Item 18.	FINANCIAL STATEMENTS	28

Item 19.	EXHIBITS	28

PART I

Unless the context otherwise requires, all references in this annual report to the "company" "us," "we," "our," “gaming,” and “gaming ventures” refer to gaming ventures plc. and its consolidated subsidiaries.

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for the years ended December 31, 2010 and 2009, and the selected consolidated balance sheets data as of December 31, 2010 and as of December 31, 2009 from our consolidated financial statements included in Item 18 of this Annual Report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. The selected consolidated financial data as of December 31, 2008, 2007 and 2006 , for the year ended December 31, 2008, December 31, 2007 and for the period from inception (July 11, 2006) to December 31, 2006 is derived from our audited financial statements not included in this annual report which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. See "Item 5. Operating and Financial Review and Prospects."

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
U.S. dollars

	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31	Period form Inception (July 11, 2006) to December 31
	2010	2009	2008	2007	2006

Revenues	$-	$-	$-	$154,745	$800,708
Cost of revenues	-	-	-	-	4,562

Gross Profit	-	-	-	154,745	796,146

Operating expenses:

Research and development	-	-	-	622,387	696,310
Selling and marketing	-	-	-	6,858	13,508
General and administrative	10,000	-	-	503,657	97,491
Gain on sale of Intellectual Property	-	(250,000)	-	-	-
Total operating expenses (income)	10,000	(250,000)	-	1,132,902	807,309

Operating loss (income):	10,000	(250,000)	-	978,157	11,163

Financial expenses, net	21,544	180,908	129,071	46,790	69,388

Income loss (profit) before Taxes on Income	31,544	(69,092)	129,071	1,024,947	80,551
Taxes on income	-	-	-	-	-

Net loss (income) from continuing operation	31,544	(69,092)	129,071	1,024,947	80,551
Net loss from discontinued operation, net	-	-	8,597	676,168	790,115

Net loss (income)	31,544	(69,092)	137,668	1,701,115	870,666
Net income (loss) attributable to noncontrolling interest	-	50,000	-	(138,373)	24,374

Net loss (income) attributable to the Company	31,544	(19,092)	137,668	1,562,742	895,040

Basic and diluted net income (loss) per share from continuing operation	$0.00	$0.00	$0.00	$(0.03)	$0.00

Basic and diluted net income (loss) per share from discontinued operation	$0.00	$0.00	$0.00	$(0.02)	$(0.03)

Total Basic and diluted net income (loss) per share	$0.00	$0.00	$0.00	$(0.05)	$(0.03)

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698	32,315,698	32,315,698	32,315,698

CONSOLIDATED BALANCE SHEET DATA
U.S. dollars

	December 31,
	2010	2009	2008	2007	2006
	$

Working capital	$(2,846,091)	$(2,255,638)	$(1,886,953)	$(1,281,625)	$218,107
Total assets	$-	$-	$878	$32,396	$1,542,719
Total liabilities	$(2,846,091)	$2,814,547	$2,933,111	$4,393,068	$4,340,649
Deficiency	$(2,846,091)	$2,814,547	$2,932,233	$4,360,672	$2,797,930

GOING CONCERN

We have generated revenues since inception through fiscal 2007, but such revenues were not sufficient to fund future operations. In their report to the shareholders dated July 15, 2011 which is part of the financial statements included under Item 18 of this Annual Report, our auditors stated that there is a substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

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

GENERAL RISKS RELATED TO OUR BUSINESS

NO OPERATING HISTORY AND NO CURRENT BUSINESS MAKES OUR FUTURE SUCCESS UNCERTAIN.

We have a short operating history. In 2006, we began our business of developing, commercializing and marketing games software and technologies. Our brief operating history makes our success uncertain. As of April 13, 2009, we no longer have any operating business and are a shell company. Unless we acquire and integrate one or more new operating businesses into our company it will be impossible for us to generate revenues. There is no assurance that we will find a meaningful operating business to merge with or acquire on acceptable terms, which makes our future uncertain.

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception through fiscal 2007, but following the sale of our entire assets, we do not have an adequate source of cash and remain a shell company. On December 31, 2010, we had an accumulated deficit $4,857,902. Furthermore, in their report to the shareholders dated July 15, 2011, which is part of the financial statements included under Item 18 of this Annual Report on Form 20-F, our auditors stated that there is a substantial doubt about the company's ability to continue as a going concern.

 IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS, OUR DIRECTORS AND US.

All of our executive officers and directors are non-residents of the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us as an Isle of Man company or any of these persons who are all currently residents of the State of Israel.

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

WE DO NOT COMPLY WITH THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT WITH RESPECT TO HAVING EFFECTIVE DISCLOSURE CONTROLS AND PROCEDURES.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2010. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts.

RISKS RELATED TO LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our principal offices and operations are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Win Gaming Media, Inc., (formerly Zone 4 Play, Inc.) (“WGMI”). WGMI holds our shares through its wholly owned subsidiary, Win Gaming Media, Inc, incorporated in Delaware (“WGM”). WGMI's shares are quoted on the over-the-counter bulletin board in the US. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at Burleigh Manor, Peel Road, Douglas, Isle of Man, and our telephone number there is (44) 1624 626586.

On April 13, 2009, we entered into an Intellectual Property and Technology Purchase Agreement with our majority owned subsidiary, RNG Gaming Limited, an Isle of Man company (”RNG”, ”the Agreement”), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer’s Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer’s Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset our indebtedness to the buyer.

$50,000 of the consideration was attributed to the 20% minority holder in RNG. Accordingly in 2009 we paid $30,000 on account and the second installment of $20,000 was paid in 2010.

Following the sale of all RNG’s assets, RNG has filed for voluntary dissolution with the Companies’ register of Isle of Man.

B. BUSINESS OVERVIEW

Currently we have no business operations.

We are currently focused on either effectuating an outright sale of our company or engage or purchase new activities that will generate revenue.

We did not generate any revenues from operations in fiscal 2010 and 2009.

C. ORGANIZATIONAL STRUCTURE

We have no subsidiaries. We are wholly owned subsidiary of Win Gaming Media.

D. PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets, including leased properties.

ITEM 4A – UNRESOLVED STAFF COMMENTS

Not applicable

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

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).

This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

YEARS ENDED DECEMBER 31, 2010 AND 2009

A. OPERATING RESULTS

RESULTS OF OPERATIONS

RESEARCH AND DEVELOPMENT

Research and development expenses for both 2010 and 2009 were $0.

SALES AND MARKETING

Sales and marketing expenses for both 2010 and 2009 were $0.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for 2010 amounted to $10,000 compared with $0 in 2009. The change in general and administrative expenses is explained by the way that in 2010 the Company recorded $10,000 fee for accounting services.

GAIN ON SALE OF INTELLECTUAL PROPERTY

Gain on sale of intellectual property for the year ended December 31, 2010 changed to $0 from $250,000 for the year ended December 31, 2009. In 2009 we recorded $250,000 as operating gain on sale of Intellectual Property following the sale of the multiplayer blackjack tournament software platform by RNG to Playtech.

NET INCOME/LOSS

Net loss attributable to the Company for the year ended December 31, 2010 changed to $31,544 as compared to a net income of $19,092 for the year ended December 31, 2009. Net loss per share attributable to the company for 2010 was $0.00 compare to a net income per share of $0.00 in 2009.

The net loss for continuing operations in 2010 compare to a net income in 2009 was mainly due to a gain on sale of intellectual property of RNG which was recorded in 2009. Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2010, and December 31, 2009 was 32,315,698.

YEARS ENDED DECEMBER 31, 2009 AND 2008

REVENUES AND COST OF REVENUES

Total revenues for 2009 and 2008 were $0.

Cost of revenues for 2009 and 2008 were $0.

RESEARCH AND DEVELOPMENT

Research and development expenses for 2009 and 2008 were $0.

SALES AND MARKETING

Sales and marketing expenses for 2009 and 2008 were $0.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for 2009 and 2008 were $0.

GAIN ON SALE OF INTELLECTUAL PROPERTY

In 2009 we recorded $250,000 as operating gain on sale of Intellectual Property following the sale of the multiplayer blackjack tournament software platform by RNG to Playtech. Therefore income for continuing operations for the year ended December 31, 2009 increased to $250,000 from $0 for the year ended December 31, 2008.

NET LOSS

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

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $0 for the year ended December 31, 2010 compared to $878 used in the year ended December 31, 2009. Cash used for operating activities for the year ended December 31, 2009 resulted mainly due to payments of bank charges.

In fiscal 2010 and 2009 we did not generate or use any cash flows from financing activities or investing activities. Currently, the Company has no business activity and has no future plans to gain liquidity.

We are in default under the Promissory Note in a principal amount of $2.25 million that we signed with WGMI, our parent company, by failing to pay the annual installments and the interest due. WGMI has not taken any actions against us with regard to such default.

OUTLOOK

We are a shell company and believe that our future will depend upon our ability to leverage our status as a reporting entity to which we develop or purchase new businesses that will generate revenues or for an outright sale of the Company. To sustain our status as a company we rely on cash to be provided for next twelve months by our parent company, WGM.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct research and development activities during fiscal 2010 and 2009. This is primarily attributable to abandoning the patent application pertaining to the BJ Software and was resulted in ending the services received by Win Gaming Media which developed this patent and assigned it to the Company.

D. TREND INFORMATION

None.

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table presents further information relating to our contractual obligations as of December 31, 2010. The amounts indicated includes future interest.

Contractual Obligations (U.S. $ in thousands)	Total	2011 year	More than 5 years
Promissory note (Libor +1.5%)*	$2,816	$2,816	N/A
Total	$2,816	$2,816	N/A

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of December 31, 2010.

Name	Age	Position
Shimon Citron	56	Chief Executive Officer, Director
Shlomi Zedkia	33	Chief Financial Officer
Haim Tabak	64	Director

Mr. Shimon Citron was nominated as CEO and director on 1st December 2008. Mr. Citron founded Win Gaming Media, Inc., in 2001 and has held the positions of Chief Executive Officer and director of Win Gaming Media, Inc., from inception and until May 8, 2007, and from June 19, 2008 to date.

Shlomi Zedkia. Mr. Zedkia was appointed as our Chief Financial Officer on July 2, 2009. Mr. Zedkia held the position of CFO from July 2, 2009 until December 31, 2010 and from April 1, 2011 to date. Since 2008, Mr. Zedkia has served as a partner at Shavrts-Zedkia & Co., an accounting firm in Israel. From 2006-2008, Mr. Zedkia served as a senior audit manager at BDO Ziv-Haft where he gained extensive experience in auditing and preparing annual and quarterly financial statements for public companies whose shares are traded both on the U.S. and Israel stock exchanges. Mr. Zedkia is a C.P.A (Isr.) and holds a B.A. degree in business administration and accounting.

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

D. EMPLOYEES

We have no employees. Currently, we receive from Win Gaming Media (Israel) Ltd. all administrative services and management, including the services of Shimon Citron, our Chief Executive Officer who is also WGMI Chief Executive Officer and of Shlomi Zedkia, our Chief Financial Officer, who is also WGMI’s Chief Financial Officer. All of Win Gaming Media's officers are based in Israel.

E. SHARE OWNERSHIP

WGMI, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by WGMI. We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

Currently we receive all administrative services, from Win Gaming Media (Israel) pursuant to an agreement between us. Mr. Shimon Citron, the Chief Executive Officer of WGMI, which owns our entire issued and outstanding ordinary shares and has the full control over our operations, is also our Chief Executive Officer.

As disclosed above, On April 13, 2009, RNG entered into an Intellectual Property and Technology Purchase Agreement, (”the Agreement”), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer’s Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer’s Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset the indebtedness of our parent company to the buyer.  $50,000 was attributed to the 20% minority holder in RNG. In 2009 we paid $30,000 on account and the second installment of $20,000 was paid in 2010.

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

C. MATERIAL CONTRACTS

SALE OF BJ SOFTWARE

On April 13, 2009, RNG entered into an Intellectual Property and Technology Purchase Agreement, (”the Agreement”), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer’s Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer’s Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset the indebtedness of our parent company to the buyer.  $50,000 was attributed to the 20% minority holder in RNG. In 2009 we paid $30,000 on account and the second installment of $20,000 was paid in 2010.

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

U.S. Federal Income Taxation

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

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the ordinary shares. For this purpose, a “U.S. Holder” is a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury Regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations, or (6) any person otherwise subject to U.S. federal income tax on a net income basis in respect of the ordinary shares, if such status as a U.S. Holder is not overridden pursuant to the provisions of an applicable tax treaty.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, not does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other then the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our ordinary shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any applicable tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2012, after which time, dividends are scheduled to be taxed at ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program.

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on an established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. In addition, a U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any taxes withheld therefrom. (See discussion below under “—Non-U.S. Holders of Ordinary Shares.”) Cash distributions paid by us in BP will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such BP for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the BP, any subsequent gain or loss in respect of such BP arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for any income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of regular U.S. tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to any income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for any income taxes withheld, provided such U.S. Holders itemize their deductions.

Disposition of Shares

Except as provided under the PFIC rules described below, upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares and the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale or exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

In general, gain realized by a U.S. Holder on a sale, exchange or other disposition of ordinary shares will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of ordinary shares is generally allocated to U.S. source income. However, U.S. Treasury Regulations require such loss to be allocated to foreign source income to the extent specified dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a loss realized on the sale, exchange or other disposition of ordinary shares is subject to limitations.

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder’s holding period) a PFIC.  We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•
75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or

•
At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our ordinary shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer’s holding period for the ordinary shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to provide the required information so that U.S. Holders can make QEF elections. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. We do not believe that our ordinary shares currently qualify as “marketable“.

We believe that we were not a PFIC for either 2009 or 2010 The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “—Non-U.S. Holders of Ordinary Shares.”

Non-U.S. Holders of Ordinary Shares

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our ordinary shares.

A non-U.S. Holder may be subject to U.S. federal income or withholding tax on a dividend paid on our ordinary shares or the proceeds from the disposition of our ordinary shares if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or, in the case of a non-U.S. Holder that is a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or, in the case of gain realized by an individual non-U.S. Holder, a fixed place of business in the United States.; (2) in the case of a disposition of our ordinary shares, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and other specified conditions are met; (3) the non-U.S. Holder is subject to U.S. federal income tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2012. You should consult your tax advisor regarding the HIRE Act.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTS BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act of 1934 (“Exchange Act”) applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC's public reference room at 100 F Street, N.E., Washington, DC 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.

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

ITEM 11 - QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of December 31, 2010 we have no material assets. Moreover, we are in default under the Promissory Note, by failing to pay the annual installments. The Promissory Note is linked to the US Libor and carries an annual interest of US Libor + 1.5%. As a result we are exposed to the change in US Libor which subjects us to the risks of higher interest expenses.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We are in default under the Promissory Note by failing to pay the annual installments and the interest due which amounted for $2,591,091 as of December 31, 2010.. WGMI has not taken any actions against us with regard to such default.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2010. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were: (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (iii) not effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our board of directors is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2010, our internal control over financial reporting is effective based on those criteria.

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

c) Attestation Report of the Registered Public Accounting Firm. This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed for the years ended December 31, 2010 and 2009:

Fee Category	2010	2009
Audit Fees (1)	$10,000	$10,000
Total Fees	$10,000	$10,000

 (1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the years ended in December 31, 2010 and 2009.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2010 and 2009.

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

(b)  Exhibits

EXHIBIT NO.

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

GAMING VENTURES PLC

By:	/s/ Shimon Citron
Shimon Citron, Chief Executive Officer

By:	/s/ Shlomi Zedkia
Shlomi Zedkia, Chief Financial Officer and Principal Accounting Officer

Date:  July 15, 2011

GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GAMING VENTURES PLC.

We have audited the accompanying consolidated balance sheets of Gaming Ventures Plc. (the "Company") and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in deficiency and cash flows for the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the related consolidated results of their operations and cash flows for the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has an accumulated deficit ,has not generated positive cash flows since inception and has liabilities to the parent company in material amounts that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
July 15, 2011

/s/ Ziv Haft Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

GAMING VENTURES PLC AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2010	2009
LIABILITIES AND DEFICIENCY

CURRENT LIABILITIES:
Accrued expenses	$10,000	$20,000
Related parties	20,000	-
Promissory note- current portion (Note 1b )	2,816,091	2,235,638

Total current liabilities	2,846,091	2,255,638

LONG TERM LIABILITIES:

Promissory note (Note 1b)	-	558,909

Total long term liabilities	-	558,909

Total liabilities	2,846,091	2,814,547

DEFICIENCY (Note 3):
Common stock of £0.0001 par value:
Authorized: 55,000,000 shares at December 31, 2010 and 2009; Issued and outstanding: 32,315,698 shares at December 31, 2010 and 2009	5,960	5,960
Additional paid-in capital	2,005,851	2,005,851
Accumulated deficit	(4,857,902)	(4,826,358)

Total deficiency	(2,846,091)	(2,814,547)

Total liabilities and deficiency	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS

U.S. dollars, except share data

	Year ended December 31	Year ended December 31	Year ended December 31
	2010	2009	2008

Revenues	$-	$-	$-
Cost of revenues	-	-	-

Gross Profit	-	-	-
Operating expenses:
General and administrative	10,000	-	-
Gain on sale of Intellectual Property	-	(250,000)	-

Total operating expenses (income)	10,000	(250,000)	-

Operating loss (income):	10,000	(250,000)	-
Financial expenses, net	21,544	180,908	129,071

Loss (profit) before Taxes on Income	31,544	(69,092)	129,071
Taxes on income	-	-	-

Net loss (income) from continuing operation	31,544	(69,092)	129,071
Net loss from discontinued operation, net	-	-	8,597

Net loss (income)	31,544	(69,092)	137,668
Net income (loss) attributable to noncontrolling interest	-	50,000	-

Net loss (income) attributable to the Company	31,544	(19,092)	137,668

Basic and diluted net income (loss) per share from continuing operation	$(0.00)	$0.00	$(0.00)

Basic and diluted net income (loss) per share from discontinued operation	$0.00	$0.00	$(0.00)

Total Basic and diluted net income (loss) per share	$(0.00)	$0.00	$(0.00)

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698	32,315,698

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN DEFICIENCY

U.S. dollars, except share data

	Common stock	Share capital	Additional paid-in capital	Accumulated deficit	Total deficiency
	Number	Amount

Balance at December 31, 2007	32,315,698	$5,960	$341,150	$(4,707,782)	$(4,360,672)

Forgiveness of a liability by related parties			1,566,107	-	1,566,107
Net loss	-	-	-	(137,668)	(137,668)

Balance at December 31, 2008	32,315,698	$5,960	$1,907,257	$(4,845,450)	$(2,932,233)

Forgiveness of a liability by related parties	-	-	98,594	-	98,594
Net income	-	-	-	19,092	19,092

Balance at December 31, 2009	32,315,698	$5,960	$2,005,851	$(4,826,358)	$(2,814,547)

Net loss	-	-	-	(31,544)	(31,544)

Balance at December 31, 2010	32,315,698	$5,960	$2,005,851	$(4,857,902)	$(2,846,091)

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

 U.S. dollars, except share data

	Year ended December 31	Year ended December 31	Year ended December 31
	2010	2009	2008
Cash flows from operating activities:

Net income (loss) attributable to the Company	$(31,544)	$19,092	$(137,668)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Decrease in other current assets	-	-	31,506
Increase (decrease) in related parties	20,000	(221,317)	-
Increase (decrease) in other current liabilities	(10,000)	20,000	(22,096)
Interest on promissory note	21,544	181,347	128,246
Net cash used in operating activities	-	(878)	(12)

Decrease in cash and cash equivalents	-	(878)	(12)
Cash and cash equivalents at the beginning of the period	-	878	890

Cash and cash equivalents at the end of the period	$-	$-	$878

	Year ended December 31	Year ended December 31	Year ended December 31
	2010	2009	2008

Non-cash transaction

Selling of Intellectual Property	$-	$250,000	$-

Forgiveness of a liability by related parties	$-	$98,594	$1,566,107

The accompanying notes are an integral part of the consolidated financial statement.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-      GENERAL

a.
Gaming Ventures Plc (“Gaming Ventures”), was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures has 80% equity interest in RNG Gaming Ltd ("RNG") which has filed for voluntary dissolution in 2009 (see 1.c below). Following the sale of RNG' Intellectual Property (see 1.c below), Gaming Ventures no longer offer any development work and software licensing for third parties and is currently a shell company.

b.
According to an agreement between Gaming Ventures and Win Gaming Media Inc. , a Delaware Company ("WGM DE"), Gaming Ventures purchased from WGM DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation was based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for Five Years since September 25, 2006 (60 months). Principal shall be paid in five (5) equal annual installments of $ 450,000 each and will bear interest of $US Libor +1.5% per annum. The note is secured by a Debenture and Equitable Share Charge between WGM DE and Gaming Ventures. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Gaming Media group. The technology was previously recorded in WGM DE financial statements at a book value of zero.  As of December 31, 2010, the Company did not pay any payments owed on account of the promissory note to WGM DE. There were no changes in the terms of the promissory note. WGM DE could claim the short term balance amounts owed at any time. As a result the Company is in default situation by failing to pay the annual installments and the interest due.

c.
On April 13, 2009, RNG entered into an Intellectual Property and Technology Purchase Agreement, (”the Agreement”), under which RNG agreed to sell to an unaffiliated party and a leading online gaming software provider, substantially all of its multiplayer Blackjack tournament software platform, including its related intellectual property, for consideration of a total amount of $250,000 and a 3% share of buyer’s Blackjack revenue (as defined in such agreement) each year for the first 3 years from the date in which the buyer launches full commercial use of the Blackjack game, and 2% of buyer’s Blackjack revenue thereafter for an unlimited duration. The total consideration was used to offset the indebtedness of the parent company to the buyer and this amount was recorded against related party.

$50,000 was attributed to the 20% minority holder in RNG. In 2009 the Company paid $30,000 on account and the second installment of $20,000 was paid in 2010.

Following the sale of all RNG’s assets, RNG has filed for voluntary dissolution with the Companies’ register of Isle of Man.

d.
On August 4, 2006, Gaming Ventures filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 20-F. As a result, Gaming Ventures is a separate reporting entity with the SEC that has the reporting obligations of a foreign private issuer. The company shares are not tradable.

e.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated deficit of 4,857,902 and has not generated positive cash flows since inception. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

e.         Income taxes:

Deferred taxes are determined utilizing the “asset and liability” method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, when it’s more likely than not that deferred tax assets will not be realized in the foreseeable future.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.         Basic and diluted net income (loss) per share-EPS:

Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. As of December 31, 2010 there is no potential for ordinary share dilution.

g.        Recently Issued Accounting Pronouncements:

In January 2010, the FASB updated the “Fair Value Measurements Disclosures”. More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).

This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this became effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance did not have a material impact on its consolidated financial statements.

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

b.         Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries' deferred tax assets are as follows:

	Year ended December 31	Year ended December 31,	Year ended December 31,
	2010	2009	2008

Operating loss carry forward	$-	$-	$26,382
Deferred tax asset before valuation allowance	$-	$-	$7,387
Valuation allowance	$-	$-	$(7,387)

Net deferred tax asset	$-	$-	$-

NOTE 5:-       FINANCIAL EXPENSES

	Year ended December 31	Year ended December 31,	Year ended December 31,
	2010	2009	2008

Financial expenses:
Interest, bank charges and fees, net	$-	$(439)	$825
Interest on promissory note	21,544	181,347	128,246

	$21,544	$180,908	$129,071