Form 20-F
period 2011-12-31
GAMING VENTURES plc
filed 2012-04-30
CIK 1370437

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

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

YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

YES ☒ NO ☐

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements which financial statements item the registrant has elected to follow:

ITEM 17 ☐ ITEM 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☒ NO ☐

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	15

	A. Directors and Senior Management	15

	B. Compensation	15

	C. Board Practices	16

	D. Employees	17

	E. Share Ownership	17

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	17

	A. Major Shareholders	17

	B. Related Party Transactions	17

	C. Interests of Expert and Counsel	17

Item 8.	FINANCIAL INFORMATION	17

Item 9.	THE OFFER AND LISTING	18

	A. Offer and Listing Details	18

	B. Plan of Distribution	18

	C. Markets	18

	D. Selling Shareholders	18

	E. Dilution	18

	F. Expenses of the Issue	18

Item 10.	ADDITIONAL INFORMATION	19

	A. Share Capital	19

	B. Memorandum and Articles of Association	19

	C. Material Contracts	19

	D. Exchange Controls	20

	E. Taxation	20

	F. Dividends and Paying Agents	24

	G. Statements by Experts	24

	H. Documents on Display	25

	I. Subsidiary Information	25

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	25

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL

The following tables present our consolidated statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected consolidated statements of operations data for three years ended December 31, 2011, and the selected consolidated balance sheets data as of December 31, 2011 and as of December 31, 2010 from our consolidated financial statements included in Item 18 of this Annual Report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our consolidated financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. The selected consolidated balance sheets data as of December 31, 2009, 2008 and 2007, and the selected consolidated statements of operations data for the period ended December 31, 2008 and December 31, 2007 are derived from our audited financial statements not included in this annual report which have been prepared in accordance with U.S. GAAP. You should read the selected consolidated financial data set forth below together with our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. See "Item 5. Operating and Financial Review and Prospects."

CONSOLIDATED STATEMENTS OF OPERATIONS DATA
U.S. dollars

	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31
	2011	2010	2009	2008	2007

Revenues		$-	$-	$-	$154,745
Cost of revenues		-	-	-	-

Gross Profit		-	-	-	154,745

Operating expenses:

Research and development		-	-	-	622,387
Selling and marketing		-	-	-	6,858
General and administrative	10,000	10,000	-	-	503,657
Gain on sale of Intellectual Property	-	-	(250,000)	-	-
Total operating expenses (income)	10,000	10,000	(250,000)	-	1,132,902

Operating loss (income):	10,000	10,000	(250,000)	-	978,157

Financial expenses, net	-	21,544	180,908	129,071	46,790

Income loss (profit) before Taxes on Income	10,000	31,544	(69,092)	129,071	1,024,947
Taxes on income		-	-	-	-

Net loss (income) from continuing operation	10,000	31,544	(69,092)	129,071	1,024,947
Net loss from discontinued operation, net		-	-	8,597	676,168

Net loss (income)	10,000	31,544	(69,092)	137,668	1,701,115
Net income (loss) attributable to noncontrolling interest		-	50,000	-	(138,373)

Net loss (income) attributable to the Company	10,000	31,544	(19,092)	137,668	1,562,742

Basic and diluted net income (loss) per share from continuing operation	$0.00	$0.00	$0.00	$0.00	$(0.03)

Basic and diluted net income (loss) per share from discontinued operation	$0.00	$0.00	$0.00	$0.00	$(0.02)

Total Basic and diluted net income (loss) per share	$0.00	$0.00	$0.00	$0.00	$ (0.05)

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698	32,315,698	32,315,698	32,315,698

CONSOLIDATED BALANCE SHEET DATA
U.S. dollars

	December 31,
	2011	2010	2009	2008	2007
	$

Working capital	$(40,000)	$(2,846,091)	$(2,255,638)	$(1,886,953)	$(1,281,625)
Total assets	$-	$-	$-	$878	$32,396
Total liabilities	$(40,000)	$(2,846,091)	$2,814,547	$2,933,111	$4,393,068
Deficiency	$(40,000)	$(2,846,091)	$2,814,547	$2,932,233	$4,360,672

GOING CONCERN

We have not generated revenues in the last four years. In their report to the shareholders dated April 30, 2012 which is part of the financial statements included under Item 18 of this Annual Report, our auditors stated that there is a substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

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

GENERAL RISKS RELATED TO OUR COMPANY

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

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception through fiscal year 2007, but following the sale of our entire assets, we do not have an adequate source of cash and remain a shell company. On December 31, 2011, we had an accumulated deficit $4,867,902. Furthermore, in their report to the shareholders dated April 30, 2012, which is part of the financial statements included under Item 18 of this Annual Report on Form 20-F, our auditors stated that there is a substantial doubt about the company's ability to continue as a going concern.

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

WE ARE SUBJECT TO THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT AND OUR COMPLIANCE REQUIRES SUBSTANTIAL EXPENSES.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2011. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts.

RISKS RELATED TO LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our officers are located in Israel and if we conduct any business in the future it may be done out of Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes, against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Win Global Markets, Inc. (formerly Win Gaming Media, Inc. and before then Zone 4 Play, Inc.) (“WGMI”). WGMI's shares are quoted on the over-the-counter bulletin board in the US. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at Burleigh Manor, Peel Road, Douglas, Isle of Man, and our telephone number there is (44) 1624 626586.

B. BUSINESS OVERVIEW

Currently we have no business operations.

We are currently focused on either effectuating an outright sale of our company or engage or purchase new activities that will generate revenue.

We did not generate any revenues from operations in fiscal years 2011 and 2010.

C. ORGANIZATIONAL STRUCTURE

We have no subsidiaries. We are wholly owned subsidiary of Win Global Markets Inc.

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

Our significant accounting policies are discussed in Note 2 of the notes to the consolidated financial statements, "Significant Accounting Policies", included elsewhere in this Annual Report on Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

YEARS ENDED DECEMBER 31, 2011 AND 2010

A. OPERATING RESULTS

RESULTS OF OPERATIONS

We had no revenues in 2011 and 2010.

RESEARCH AND DEVELOPMENT

Research and development expenses for both 2011 and 2010 were $0.

SALES AND MARKETING

Sales and marketing expenses for both 2011 and 2010 were $0.

GENERAL AND ADMINISTRATIVE

General and administrative expenses for 2011 amounted to $10,000 compared with $10,000  in 2010 and included of professional fee.

FINANCIAL EXPENCE

Financial expenses attributable to the Company for the year ended December 31, 2011 changed to $0 as compared to financial expenses of $31,544 for the year ended December 31, 2010. Financial expenses in 2010 were attributed to interest payable under a certain promissory note, while in 2011 there were no financial expenses due to the cancellation of such promissory note.

NET INCOME/LOSS

Net loss attributable to the Company for the year ended December 31, 2011 changed to $10,000 as compared to a net loss of $31,544 for the year ended December 31, 2010. Net loss per share attributable to the company for 2011 was $0.00 compare to a net loss per share of $0.00 in 2010.

Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2011, and December 31, 2010 was 32,315,698.

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

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash of $0 for the year ended December 31, 2011 compared to $0 used in the year ended December 31, 2010.

In fiscal 2011 and 2010 we did not generate or use any cash flows from financing activities or investing activities. Currently, the Company has no business activity and has no future plans to gain liquidity.

The promissory note for 2011 amounted to $0 compared with $$2,816,091 in 2010. This promissory note was to be in effect for Five Years since September 25, 2006 (60 months). Principal was supposed to be paid in five (5) equal annual installments of $ 450,000 each and bear interest of $US Libor +1.5% per annum. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Global Markets group.  As of December 31, 2010, the Company did not pay any payments owed on account of the promissory note to Win Gaming Media, Inc., a Delaware corporation (formerly Zone 4 Play, Inc.) ("WGM DE").

Effective January 2011 WGM DE forgave all amounts due under the Note, including all accrued but unpaid interest. Forgiving such amount was recorded in equity as it reflects between a transaction related parties.

OUTLOOK

We are a shell company and believe that our future will depend upon our ability to leverage our status as a reporting entity to which we develop or purchase new businesses that will generate revenues or for an outright sale of the Company. To sustain our status as a shell company we rely on cash to be provided for next twelve months by our parent company, WGM.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct research and development activities during fiscal 2011 and 2010.

D. TREND INFORMATION

None.

E. OFF BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of December 31, 2011.

Name	Age	Position
Shimon Citron	58	Chief Executive Officer, Director
Shahar Ben Moshe	30	Chief Financial Officer
Haim Tabak	65	Director

Mr. Shimon Citron was nominated as CEO and director in December 2008. Mr. Citron founded Win Global Markets, Inc., in 2001 and has held the positions of Chief Executive Officer and director of Win Global Markets, Inc., from inception and until May 8, 2007, and from June 19, 2008 to date.

Shahar Ben Moshe became our CFO in December, 2011.  Mr. Ben Moshe had been employed by PricewaterhouseCoopers LLP (“PWC”) as a supervisor since 2007 and until he assumed his position as CFO with the Company. Prior to his employment with PWC, Mr. Ben Moshe attended the Ruppin Academic Center where he graduated magna cum laude in Accounting and Economics.

Haim Tabak has been nominated as director on 1st December 2008.  Haim Tabak has been COO of Win Global Markets, Inc., since inception in 2004. During 2000-2004, Haim Tabak served as COO of Winner.com, Inc., a Delaware company, an on-line gaming related portal providing information, advertising and links to the gaming industry.

B. COMPENSATION

None of our officers and directors is being compensated by us. Currently, Win Global Markets (Israel) Ltd. provides us with management services. Under our articles of association, the directors shall be entitled to such remuneration for their services as such as may from time to time be determined by our company in general meetings and unless otherwise directed, any such remuneration shall be deemed to accrue from day to day and shall be divided among them as they may agree, or, failing agreement, equally. The directors shall also be entitled to be repaid all travel and hotel expenses reasonably incurred by them respectively in or about the performance of their duties as directors.

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

The articles of association provide that:

A director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him, provided that, no person who is resident for taxation purposes in the United Kingdom may be appointed an alternate director unless his appointer is also resident for taxation purposes in the United Kingdom and provided further that no person who is resident in such territories or jurisdictions as the directors may from time to time determine may be appointed as an alternate director if his appointment would cause a majority of the directors present at such meeting (including such alternate) to be resident in such territory or jurisdiction.

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

D. EMPLOYEES

We have no employees. Currently, we receive from Win Global Markets Inc (Israel) Ltd. all administrative services and management, including the services of Shimon Citron, our Chief Executive Officer who is also WGMI Chief Executive Officer and of Shahar Ben Moshe, our Chief Financial Officer, who is also WGMI’s Chief Financial Officer. All of Win Global Markets officers are based in Israel.

E. SHARE OWNERSHIP

WGMI, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by WGMI. We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

On September 25, 2006 we signed with WGM DE a promissory note, in the principal amount of $2.25 million. The Promissory Note has a term of five years since September 25, 2006. Principal is payable in five equal annual installments of $450,000 and carries an annual interest of US Libor +1.5% to be paid annually.

Effective January 2011 WGM DE agreed to cancel the Note and forgive all amounts due under it, including all accrued but unpaid interest. The forgiveness of the amounts under the Promissory Note  were recorded in equity as it reflects between a transactions related party.

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

C. MATERIAL CONTRACTS

According to an agreement between Gaming Ventures and Win Gaming Media Inc. a Delaware Company (formerly Zone 4 Play, Inc.)  ("WGM DE"), dated September 14, 2006  Gaming Ventures purchased from WGM DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation was based on an appraisal report made by an independent appraiser. This promissory note was to be in effect for Five Years since September 25, 2006 (60 months). Principal was supposed to be paid in five (5) equal annual installments of $ 450,000 each and bear interest of $US Libor +1.5% per annum. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Global Markets group. The technology was previously recorded in WGM DE financial statements at a book value of zero.  As of December 31, 2010, the Company did not pay any payments owed on account of the promissory note to WGM DE.

Effective January 2011 WGM DE forgave all amounts due under the Promissory Note, including all accrued but unpaid interest. Forgiving such amount was recorded in equity as it reflects between a transaction related parties.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. The Company will not seek a ruling from the U.S. Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered.

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

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. income tax liability for any income tax withheld from distributions received in respect of the ordinary shares. In general, these rules limit the amount allowable as a foreign tax credit in any year to the amount of ordinary U.S. federal income tax for the year attributable to foreign source taxable income. This limitation on the use of foreign tax credits generally will not apply to an electing individual U.S. Holder whose creditable foreign taxes during the year do not exceed $300, or $600 for joint filers, if such individual’s gross income for the taxable year from non-U.S. sources consists solely of certain passive income. A U.S. Holder will be denied a foreign tax credit with respect to any income tax withheld from dividends received with respect to the ordinary shares if such U.S. Holder has not held the ordinary shares for at least 16 days out of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent that such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any day during which a U.S. Holder has substantially diminished his or her risk of loss with respect to the ordinary shares will not count toward meeting the 16-day holding period. A U.S. Holder will also be denied a foreign tax credit if the U.S. Holder holds the ordinary shares in an arrangement in which the U.S. Holder’s reasonably expected economic profit is insubstantial compared to the foreign taxes expected to be paid or accrued. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for any income taxes withheld, provided such U.S. Holders itemize their deductions.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2012, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or, in the case of estates and trusts, on their net investment income that is not distributed.  In each case, the 3.8% Medicare tax applies only to the extent that the U.S. Holder’s total adjusted income exceeds applicable thresholds.

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

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. Although we have no obligation to do so, we intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year in order to enable U.S. Holders to consider whether to make a QEF election. In addition, we intend to provide the required information so that U.S. Holders can make QEF elections. U.S. Holders should consult with their own tax advisors regarding tax return filing requirements and the eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

A U.S. Holder of PFIC shares which are traded on qualifying public markets can elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years. We do not believe that our ordinary shares currently qualify as “marketable”.

In light of the complexity of the PFIC rules, we cannot assure you that we have not been or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2012) with respect to cash dividends and proceeds from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of the Ordinary Shares) made on or after January 1, 2015. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “—Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. IRS guidance indicates that final regulations will be issued that will provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2015. You should consult your tax advisor regarding the HIRE Act.

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

As of December 31, 2011 we have no material assets.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2011. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (iii) not effective.

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2011, our internal control over financial reporting is not effective based on those criteria.

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

(c) Changes in Internal Control over Financial Reporting. During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert as defined in the SEC rules, because at this time we are owned by only one shareholder.

ITEM 16B. CODE OF ETHICS

We have not adopted a code of ethics to date, because at this time we are owned by only one shareholder.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes all the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed for the years ended December 31, 2011 and 2010:

Fee Category	2011	2010
Audit Fees (1)	$10,000	$10,000
Total Fees	$10,000	$10,000

 (1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the years ended in December 31, 2011 and 2010.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17 - FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of this item.

ITEM 18 - FINANCIAL STATEMENTS

The Financial Statements required by this item are found at the end of this Annual Report on Form 20-F, beginning on page F-1.

ITEM 19 - EXHIBITS

(a) Financial Statements

 (b)  Exhibits

EXHIBIT NO.	EXHIBIT

1.1	Memorandum of Association of Gaming Ventures plc.*

1.2	Articles of Association of Gaming Ventures plc.*

2.1	Specimen Share Certificate.*

4.1	Promissory Note dated September 25, 2006 between Gaming Ventures Plc and Win Gaming Media Inc. a Delaware Company (formerly Zone 4 Play, Inc.).**

4.2	Cancellation of Promissory Note between Gaming Ventures Plc and Win Gaming Media Inc. a Delaware Company (formerly Zone 4 Play, Inc.).

12.1	Certification of Chief Executive Officer pursuant to Rule13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant Rule 13a-14(b) of the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

101
The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on April 30, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Statements of Changes in Stockholder’s Deficiency; (iv) Consolidated Statements of Cash Flows; and (v) Notes to the Consolidated Financial Statements (furnished herewith).

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

GAMING VENTURES PLC By: /s/ Shimon Citron Shimon Citron, Chief Executive Officer By: /s/ Shahar Ben Moshe Shahar Ben Moshe, Chief Financial Officer and Principal Accounting Officer

Date:  April 30, 2012

GAMING VENTURES PLC AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GAMING VENTURES PLC.

We have audited the accompanying consolidated balance sheets of Gaming Ventures Plc. (the "Company") and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, changes in deficiency and cash flows for the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the related consolidated results of their operations and cash flows for the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the consolidated financial statements, the Company has an accumulated deficit ,has not generated positive cash flows since inception. These factors raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
April 30, 2012
/s/ Ziv Haft
Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

GAMING VENTURES PLC AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars

	December 31,
	2011	2010
TOTAL ASSETS	$-	$-

	December 31,
	2011	2010
LIABILITIES AND DEFICIENCY

CURRENT LIABILITIES:
Related parties	$40,000	$30,000
Promissory note- current portion (Note 1b )	-	2,816,091

Total current liabilities	40,000	2,846,091

LONG TERM LIABILITIES:

Promissory note (Note 1b)	-	-

Total long term liabilities	-	-

Total liabilities	40,000	2,846,091

DEFICIENCY (Note 3):
Common stock of £0.0001 par value:
Authorized: 55,000,000 shares at December 31, 2011 and 2010; Issued and outstanding: 32,315,698 shares at December 31, 2011 and 2010	5,960	5,960
Additional paid-in capital	4,821,942	2,005,851
Accumulated deficit	(4,867,902)	(4,857,902)

Total deficiency	(40,000)	(2,846,091)

Total liabilities and deficiency	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars, except share data

	Year ended December 31	Year ended December 31	Year ended December 31
	2011	2010	2009

Revenues	$-	$-	$-
Cost of revenues	-	-	-

Gross Profit	-	-	-
Operating expenses:
General and administrative	10,000	10,000	-
Gain on sale of intellectual Property	-	-	(250,000)

Total operating expenses (income)	10,000	10,000	(250,000)

Operating loss (income):	10,000	10,000	(250,000)
Financial expenses, net	-	21,544	180,908

Loss (profit) before Taxes on Income	10,000	31,544	(69,092)
Taxes on income	-	-	-

Net loss (income) from continuing operation	10,000	31,544	(69,092)
Net loss from discontinued operation, net	-	-	-

Net loss (income)	10,000	31,544	(69,092)
Net income (loss) attributable to noncontrolling interest	-	-	50,000

Net loss (income) attributable to the Company	10,000	31,544	(19,092)

Basic and diluted net income (loss) per share	$0.00	$0.00	$0.00

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698	32,315,698

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN DEFICIENCY

U.S. dollars, except share data

	Common stock	Share capital	Additional paid-in capital	Accumulated deficit	Total deficiency
	Number	Amount
Balance at December 31, 2008	32,315,698	$5,960	$1,907,257	$(4,845,450)	$(2,932,233)

Forgiveness of a liability by related parties	-	-	98,594	-	98,594
Net income	-	-	-	19,092	19,092

Balance at December 31, 2009	32,315,698	$5,960	$2,005,851	$(4,826,358)	$(2,814,547)

Net loss	-	-	-	(31,544)	(31,544)

Balance at December 31, 2010	32,315,698	$5,960	$2,005,851	$(4,857,902)	$(2,846,091)

Net loss	-	-	-	(10,000)	(10,000)
Forgiving of amounts due under a promissory by a related parties	-	-	2,816,091	-	2,816,091

Balance at December 31, 2011	32,315,698	$5,960	$4,821,942	$(4,867,902)	$(40,000)

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars, except share data

	Year ended December 31	Year ended December 31	Year ended December 31
	2011	2010	2009
Cash flows from operating activities:

Net loss	$(10,000)	$(31,544)	$19,092
Adjustments required to reconcile net loss to net cash provided by operating activities:
Decrease in other current assets	-	-	-
Increase (decrease) in related parties	10,000	10,000	(201,317)
Interest on promissory note	-	21,544	181,347

Net cash used in operating activities	-	-	(878)

Decrease in cash and cash equivalents	-	-	(878)
Cash and cash equivalents at the beginning of the period	-	-	878

Cash and cash equivalents at the end of the period	$-	$-	$-

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2011	2010	2009

Non-cash transaction

Selling of Intellectual Property			$250,000
Forgiving of amounts due under a promissory by a related parties	$2,816,091	$-	$98,594

The accompanying notes are an integral part of the consolidated financial statements.

GAMING VENTURES PLC AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-   GENERAL

a.
Gaming Ventures Plc (“Gaming Ventures”), was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures has 80% equity interest in RNG Gaming Ltd ("RNG") which has filed for voluntary dissolution in 2009 (see 1.c below). Following the sale of RNG' Intellectual Property (see 1.c below), Gaming Ventures no longer offers any development work and software licensing for third parties and is currently a shell company.

b.
According to an agreement between Gaming Ventures and Win Gaming Media Inc. a Delaware Company (formerly Zone 4 Play, Inc.)  ("WGM DE"),, Gaming Ventures purchased from WGM DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation was based on an appraisal report made by an independent appraiser. This promissory note was to be in effect for Five Years from September 25, 2006 (60 months). Principal was supposed to be paid in five (5) equal annual installments of $ 450,000 each and with  interest of $US Libor +1.5% per annum. The entire amount was recorded as a capital surplus since it reflected a transaction among the Win Global Markets group. The technology was previously recorded in WGM DE financial statements at a book value of zero.  As of December 31, 2010, the Company did not pay any payments owed on account of the promissory note to WGM DE.

Effective January 2011 WGM DE forgave all amounts due under the Promissory Note, including all accrued but unpaid interest. Forgiving such amount was recorded in equity as it reflects a transaction between related parties.

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

Following the sale of all RNG’s assets, RNG has filed for voluntary dissolution with the Companies’ register of Isle of Man. The dissolution process was completed and the company was dissolved on 31 August 2010.

d.
On August 4, 2006, Gaming Ventures filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 20-F. As a result, Gaming Ventures is a reporting entity with the SEC that has the reporting obligations of a foreign private issuer. The company shares are not tradable.

e.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated deficit of 4,867,902 and has not generated positive cash flows since inception. The consolidated financial statements do not include any adjustments that may result from the outcome of this uncertainty.

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

Basic net loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. As of December 31, 2011 there is no potential for ordinary share dilution.

g.	Recently Issued Accounting Pronouncements:

In June 2011, the FASB amended its comprehensive income presentation guidance. The amendment requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance.

In May 2011, the FASB amended its fair value measurements and disclosures guidance. The amendment clarifies the existing guidance and adds new disclosure requirements. The guidance is effective for interim and annual periods beginning after December 15, 2011. The Company believes that the adoption will not have a material impact on its consolidated financial statements.

h.	Fair value measurement

The Company measures fair value and discloses fair value measurements for financial and non-financial assets and liabilities. Fair value is based on the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standard establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

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

NOTE 4:-   INCOME TAXES

a.	The Company is incorporated in the Isle of Man its results are not taxable.

NOTE 5:-  FINANCIAL EXPENSES

	Year ended December 31	Year ended December 31
	2011	2010

Financial expenses:

Interest on promissory note	$-	$21,544