Form 20-F
period 2012-12-31
GAMING VENTURES plc
filed 2013-04-19
CIK 1370437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Date of event requiring this shell company report April 30, 2013

Commission file number: 000-52163

GAMING VENTURES PLC
 (Exact name of Registrant as specified in its charter)

ISLE OF MAN
 (Jurisdiction of incorporation or organization)

BURLEIGH MANOR, PEEL ROAD, DOUGLAS, ISLE OF MAN, IM1 5EP
 (Address of principal executive offices)

Shimon Citron, +972 73 705 8000, Fax: +972 3 624 5378, 6 Yehezkel Koifman St., Tel Aviv 68012, Israel
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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements which financial statements item the registrant has elected to follow:

ITEM 17 ☐    ITEM 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☒    NO ☐

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	14

	A. Directors and Senior Management	14

	B. Compensation	15

	C. Board Practices	15

	D. Employees	16

	E. Share Ownership	16

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	16

	A. Major Shareholders	16

	B. Related Party Transactions	16

	C. Interests of Experts and Counsel	18

Item 8.	FINANCIAL INFORMATION	17

Item 9.	THE OFFER AND LISTING	17

	A. Offer and Listing Details	17

	B. Plan of Distribution	17

	C. Markets	17

	D. Selling Shareholders	17

	E. Dilution	17

	F. Expenses of the Issue	17

Item 10.	ADDITIONAL INFORMATION	18

	A. Share Capital	18

	B. Memorandum and Articles of Association	18

	C. Material Contracts	18

	D. Exchange Controls	18

	E. Taxation	19

	F. Dividends and Paying Agents	23

	G. Statements by Experts	23

	H. Documents on Display	23

	I. Subsidiary Information	23

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	24

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables present our  statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected  statements of operations data for the years ended December 31, 2012 and 2011, and the selected  balance sheets data as of December 31, 2012 and as of December 31, 2011 from our  financial statements included in Item 18 of this Annual Report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our  financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. The selected  financial data as of December 31, 2010, 2009, and 2008, for the year ended December 31, 2010, December 31, 2009 and December 31, 2008 is derived from our audited financial statements not included in this annual report which have been prepared in accordance with U.S. GAAP. You should read the selected  financial data set forth below together with our  financial statements included elsewhere in this Annual Report on Form 20-F. See "Item 5. Operating and Financial Review and Prospects."

STATEMENTS OF OPERATIONS DATA
U.S. dollars

	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2012	2011	2010	2009	2008

Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-

Gross Profit	-	-	-	-	-

Operating expenses:	-	-	-	-	-

Research and development	-	-	-	-	-
Selling and marketing	-	-	-	-	-
General and administrative	5,000	10,000	10,000	-	-
Gain on sale of Intellectual Property	-	-	-	(250,000)	-
Total operating expenses (income)	(5,000)	(10,000)	10,000	(250,000)	-

Operating loss (income):	(5,000)	(10,000)	10,000	(250,000)	-

Financial expenses, net	-	-	21,544	180,908	129,071

Income loss (profit) before Taxes on Income	(5,000)	(10,000)	31,544	(69,092)	129,071
Taxes on income	-	-	-	-	-

Net loss (income) from continuing operation	(5,000)	(10,000)	31,544	(69,092)	129,071
Net loss from discontinued operation, net	-	-	-	-	8,597

Net loss (income)	(5,000)	(10,000)	31,544	(69,092)	137,668
Net income (loss) attributable to noncontrolling interest	-	-	-	50,000	-

Net loss (income) attributable to the Company	(5,000)	(10,000)	31,544	(19,092)	137,668

Basic and diluted net income (loss) per share from continuing operation	$0.00	$0.00	$0.00	$0.00	$0.00

Basic and diluted net income (loss) per share from discontinued operation	$0.00	$0.00	$0.00	$0.00	$0.00

Total Basic and diluted net income (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698	32,315,698	32,315,698	32,315,698

BALANCE SHEET DATA
U.S. dollars

	December 31,
	2012	2011	2010	2009	2008
	$

Working capital	$(45,000)	$(40,000)	$(2,846,091)	$(2,255,638)	$(1,886,953)
Total assets	$-	$-	$-	$-	$878
Total liabilities	$(45,000)	$(40,000)	$(2,846,091)	$2,814,547	$2,933,111
Deficiency	$(45,000)	$(40,000)	$(2,846,091)	$2,814,547	$2,932,233

GOING CONCERN

We have not generated revenues in the last four years. In their report to the shareholders dated April 30, 2013, which is part of the financial statements included under Item 18 of this Annual Report, our auditors stated that there is a substantial doubt about the Company’s ability to continue as a going concern. The  financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

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

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception through fiscal 2007, but following the sale of our entire assets, we do not have an adequate source of cash and remain a shell company. On December 31, 2012, we had an accumulated deficit $4,872,902. Furthermore, in their report to the shareholders dated April 30, 2013, which is part of the financial statements included under Item 18 of this Annual Report on Form 20-F, our auditors stated that there is a substantial doubt about the company's ability to continue as a going concern.

IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS, OUR DIRECTORS AND US.

All of our executive officers and directors are non-residents of the United States. Therefore, it could be difficult to enforce a judgment obtained in the United States against us as an Isle of Man company or any of these persons who are all currently residents of the State of Israel.

There is also doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

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

WE ARE SUBJECT TO THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT AND OUR COMPLIANCE REQUIRES SUBSTANTIAL EXPENSES.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2012. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts.

RISKS RELATED TO LOCATION IN ISRAEL

POTENTIAL POLITICAL, ECONOMIC AND MILITARY INSTABILITY IN ISRAEL MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

Our principal offices and operations are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our operations. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity has led to security and economic problems for Israel. Since 2000, there have been ongoing hostilities between Israel and the Palestinians, which have adversely affected the peace process and at times have negatively influenced Israel’s economy as well as its relationship with several other countries. In 2006, Israel experienced a war with Hezbollah militants in Lebanon. Hamas, an Islamist movement responsible for many attacks, including missile strikes against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority in 2006 and took control of the entire Gaza Strip by force in 2007. In January 2009, Israel engaged in a military action against Hamas in Gaza to prevent continued rocket attacks against Israel. These developments have further strained relations between Israel and the Palestinians. The current political situation between Israel and its neighbors may not improve. These political, economic and military conditions in Israel could have a material adverse effect on our business, financial condition, results of operations and future growth.

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of Win Global Markets, Inc., (“WGMI”). WGMI holds our shares through its wholly owned subsidiary, Win Global Markets, Inc, incorporated in Delaware (“WGM”). WGMI's shares are quoted on the over-the-counter bulletin board in the US. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at Burleigh Manor, Peel Road, Douglas, Isle of Man, and our telephone number there is (44) 1624 626586.

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

We did not generate any revenues from operations in fiscal 2012 and 2011.

C. ORGANIZATIONAL STRUCTURE

We have no subsidiaries. We are a wholly owned subsidiary of Win Global Markets Inc.

D. PROPERTY, PLANTS AND EQUIPMENT

We have no material tangible fixed assets, including leased properties.

ITEM 4A – UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our  financial statements and the related notes to those financial statements included elsewhere in this Annual Report on Form 20-F.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our  financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of the financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosure. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time the  financial statements are prepared. On a regular basis, we review our accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 2 of the notes to the  financials statements, "Significant Accounting Policies", included elsewhere in this Annual Report on Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the FASB issued Accounting Standard Update (“ASU”) 2012-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2012-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption being permitted. The Company believes that the adoption of this standard will not have a material impact on its  financial statements.

In December 2011, the FASB issued ASU No. 2011-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The Company believes that the adoption of both the standard and the update will not have a material impact on its  financial statements.

YEARS ENDED DECEMBER 31, 2012 AND 2011

A. OPERATING RESULTS

RESULTS OF OPERATIONS

GENERAL AND ADMINISTRATIVE

General and administrative expenses for 2012 amounted to $5,000 compared with $10,000 in 2011 and included of professional fee.

NET INCOME/LOSS

Net loss attributable to the Company for the year ended December 31, 2012 was $5,000 compared to a net loss of $10,000 for the year ended December 31, 2011. Net loss per share attributable to the company for 2012 and 2011 was $0.00.

Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2012, and December 31, 2011 was 32,315,698.

YEARS ENDED DECEMBER 31, 2012 AND 2011

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash was $0 for the years ended December 31, 2012 and 2011.

In fiscal 2012 and 2011 we did not generate or use any cash flows from financing activities or investing activities. Currently, the Company has no business activity and has no future plans to gain liquidity.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct research and development activities during fiscal 2012 and 2011.

D. TREND INFORMATION

None.

E. OFF - BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of December 31, 2010.

Name	Age	Position
Shimon Citron	58	Chief Executive Officer, Director
Guy Elhanani	39	Chief Financial Officer
Oleg Golynker	39	Chief Technology Officer
Haim Tabak	64	Director

Mr. Shimon Citron was nominated as CEO and director on 1st December 2008. Mr. Citron founded Win Gaming Media, Inc., in 2001 and has held the positions of Chief Executive Officer and director of Win Gaming Media, Inc., from inception and until May 8, 2007, and from June 19, 2008 to date.

Guy Elhanani.  Mr. Elhanani became our CFO on October 11, 2012. since 2007 Mr. Elhanani served as the CFO of InterLogic Ltd. an international provider of online skill games. Prior to joining InterLogic Ltd., Mr. Elhanani was the CFO of Finotec Group Inc. (OTCBB: FTGI), a company engaged in offering online trading of FOREX, contracts for difference(CFDs), options and indices. He has also held the position of corporate controller with On-Track Innovations Ltd. (NASDAQ: OTIV), a company offering contactless smart card technologies. Mr. Elhanani also served as a senior auditor at PricewaterhouseCoopers LLP’s audit office in Israel. Mr. Elhanani holds both a B.A. degree in Accounting and Economics and an M.B.A. degree from the Hebrew University in Jerusalem, and is a Certified Public Accountant in Israel.

Oleg Golynker.  Mr. Golynker  became our CTO on September 5, 2012.  Since 2009, Mr. Golynker was the CTO, and is a co-founder, of Relevanti Media (Israel) Ltd., a company engaged in offering supervised targeted content to websites. From 2007 to 2009, Mr. Golynker served as Vice President of Research and Development of Sportbuzz, a company engaged in sports websites offering fans an arena to share opinions and write articles and blogs. Prior to joining Sportbuzz, Mr. Golynker served for six years as the Vice President of Technology with Variset.com, a print and content application services provider. Mr. Golynker holds an M.S.E. degree in applied mathematics from the Faculty of Information Sciences, Samara State Airspace University in Russia.

Haim Tabak has been nominated as director on 1st December 2008.   Haim Tabak has been COO of Win Global Markets Inc., since inception in 2004. During 2000-2004, Haim Tabak served as COO of Winner.com, Inc., a Delaware company, an on-line gaming related portal providing information, advertising and links to the gaming industry.

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

D. EMPLOYEES

We have no employees. Currently, we receive from Win Global Markets (Israel) Ltd. all administrative services and management, including the services of Shimon Citron, our Chief Executive Officer who is also WGMI Chief Executive Officer and of Guy Elhanani, our Chief Financial Officer, who is also WGMI’s Chief Financial Officer. All of Win Global Markets 's officers are based in Israel.

E. SHARE OWNERSHIP

WGMI, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

All of our issued 32,315,698 ordinary shares are owned by WGMI. We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

None.

C. INTEREST OF EXPERT AND COUNSEL

Not applicable.

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

None.

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

E.  TAXATION

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

We believe that we were not a PFIC for either 2009 or 2010. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2012 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See  below “Non-U.S. Holders of Ordinary Shares.”

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

As of December 31, 2012, we have no material assets or liabilites.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13 -  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 - MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15T - CONTROLS AND PROCEDURES

a) Disclosure Controls and Procedures.

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act) as of December 31, 2012. Based on this evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were; (i) designed to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our chief executive officer and chief financial officer, by others within those entities, as appropriate to allow timely decisions regarding required disclosure, particularly during the period in which this report was being prepared; (ii) providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (iii) effective.

b) Management's Annual Report on Internal Control over Financial Reporting.

Our board of directors and audit committee are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of our consolidated financial statements.

Our chief executive officer and chief financial officer assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our chief executive officer and chief financial officer have concluded that, as of December 31, 2012, our internal control over financial reporting is effective based on those criteria.

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

d) Changes in Internal Control Over Financial Reporting.

During the period covered by this report, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16 - [RESERVED]

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

We do not have an audit committee financial expert as defined in the SEC rules, because at this time we are a wholly owned subsidiary of Win Gaming Media.

ITEM 16B - CODE OF ETHICS

We have not adopted a code of ethics to date, because at this time we are a wholly owned subsidiary of Win Gaming Media, Inc. We have no independent management or employees.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed for the years ended December 31, 2012 and 2011:

Fee Category	2012	2011
Audit Fees (1)	$5,000	$10,000
Total Fees	$5,000	$10,000

(1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the years ended in December 31, 2012 and 2011.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of our company, have repurchased any of our securities during 2011 and 2010.

ITEM 16F - CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G - CORPORATE GOVERNANCE

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

4.8
Sublicense and Services Agreement dated November 9, 2006 between Get21 Limited and Golden Palace Ltd. (incorporated by reference to Exhibit 10.3 to Win Gaming Media's Quarterly report on Form 10Q-SB filed with the Securities and Exchange Commission on November 14, 2006).

4.9	Intellectual Property and Technology Purchase Agreement dated as of April 13, 2009.***

12.1	Certification of Chief Executive Officer pursuant to Rule13a-14(a) of the Securities Exchange Act of 1934, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant Rule 13a-14(b) of the Securities Exchange Act of 1934, and 18 U.S.C. Section 1350.

101	The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2012, formatted in Extensible Business Reporting Language (XBRL): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Changes in Deficiency; (iv) Statements of Cash Flows; and (v) Notes to the Financial Statements, tagged as blocks of text and in detail (furnished herewith).

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

GAMING VENTURES PLC

By:	/s/ Shimon Citron
Shimon Citron, Chief Executive Officer

By:	/s/ Guy Elhanani
Guy Elhanani, Chief Financial Officer and Principal Accounting Officer

Date:  April 19, 2013

GAMING VENTURES PLC AND ITS

 FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GAMING VENTURES PLC.

We have audited the accompanying balance sheets of Gaming Ventures Plc. (the "Company") as of December 31, 2012 and 2011 and the related  statements of operations, changes in deficiency and cash flows for the two years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the  financial statements referred to above present fairly, in all material respects, the  financial position of the Company as of December 31, 2012 and 2011 the results of its operations and cash flows for the two years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying  financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the  financial statements, the Company has an accumulated deficit ,has not generated positive cash flows since inception that raises substantial doubt about the Company’s ability to continue as a going concern. The  financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
April 18, 2013

/s/ Ziv Haft Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

GAMING VENTURES PLC
BALANCE SHEETS

U.S. dollars

	December 31,
	2012	2011
LIABILITIES AND DEFICIENCY

CURRENT LIABILITIES:
Related parties	$40,000	$40,000
Other accounts payable	5,000	-
Total current liabilities	45,000	40,000

Total liabilities	45,000	40,000

DEFICIENCY (Note 3):
Common stock of £0.0001 par value:
Authorized: 55,000,000 shares at December 31, 2012 and 2011; Issued and outstanding: 32,315,698 shares at December 31, 2012 and 2011	5,960	5,960
Additional paid-in capital	4,821,942	4,821,942
Accumulated deficit	(4,872,902)	(4,867,902)

Total deficiency	(45,000)	(40,000)

Total liabilities and deficiency	$-	$-

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
STATEMENTS OF OPERATIONS

U.S. dollars, except share data

	Year ended December 31,
	2012	2011

Revenues	-	-
Cost of revenues	-	-
Gross Profit	-	-
Operating expenses:
General and administrative	5,000	10,000
Total operating expenses	5,000	10,000

Operating loss:	5,000	10,000
Financial expenses, net	-	-
Loss before Taxes on Income	5,000	10,000
Taxes on income	-	-

Net loss	5,000	10,000

Basic and diluted net income (loss) per share	$0.00	$0.00

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
STATEMENTS OF CHANGES IN DEFICIENCY

U.S. dollars, except share data

	Common stock	Share capital	Additional paid-in capital	Accumulated deficit	Total deficiency
	Number	Amount

Balance at December 31, 2010	32,315,698	$5,960	$2,005,851	$(4,857,902)	$(2,846,091)

Net loss	-	-	-	(10,000)	(10,000)
Waver of a promissory by a related party	-	-	2,816,091	-	2,816,091

Balance at December 31, 2011	32,315,698	$5,960	$4,821,942	$(4,867,902)	$(40,000)

Net loss	-	-	-	(5,000)	(5,000)

Balance at December 31, 2012	32,315,698	$5,960	$4,821,942	$(4,872,902)	$(45,000)

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
STATEMENTS OF CASH FLOWS

U.S. dollars, except share data

	Year ended December 31,
	2012	2011
Cash flows from operating activities:

Net loss attributable to the Company	$(5,000)	$(10,000)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Increase in related parties	5,000	10,000
Net cash used in operating activities	-	-

Decrease in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$-	$-

	Year ended December 31,
	2012	2011

Non-cash transaction

Waver of a liability by a related parties	-	2,816,091

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
NOTES TO  FINANCIAL STATEMENTS

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

b.
According to an agreement between Gaming Ventures and Win Global Markets Inc. a Delaware Company ("WGM DE"), Gaming Ventures purchased from WGM DE all right, title, and interest in its intellectual property rights and assets related to its Black Jack business ("BJ Business") on a "going concern" and "as is" basis, in exchange for a promissory note in the principal amount of $2.25M. The valuation was based on an appraisal report made by an independent appraiser. This promissory note shall be in effect for Five Years since September 25, 2006 (60 months). Principal shall be paid in five (5) equal annual installments of $450,000 each and will bear interest of $US Libor +1.5% per annum. The entire amount was recorded as a capital surplus since it reflects a transaction among the Win Global Markets group. The technology was previously recorded in WGM DE financial statements at a book value of zero.

Effective January 2011 WGM DE waved all amounts due under the Note, including all accrued but unpaid interest .The waver was recorded in equity as it reflects between a transaction related parties.

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

e.
The accompanying  financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated deficit of 4,872,902 and has not generated positive cash flows since inception that raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

GAMING VENTURES PLC
NOTES TO  FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

The  financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's assets and liabilities are stated in U.S. dollars ("dollar"). Company's management believes that the dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company and certain of its is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance FASB ACS Topic 830 "Foreign Currency matters". All transactions gains and losses of the re-measurement of monetary balance sheet items are reflected in the  statements of operations as financial income or expenses as appropriate.

c.	Basic and diluted net income (loss) per share-EPS:

Basic net (income) loss per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. For each of the years ended December 31, 2011 and 2012, the Company incurred a net loss and therefore no diluted EPS was presented.

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

NOTE 4:- INCOME TAXES

The Company is incorporated in the Isle of Man and therefore is not taxable.