Form 20-F
period 2013-12-31
GAMING VENTURES plc
filed 2014-07-31
CIK 1370437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statements which financial statements item the registrant has elected to follow:

ITEM 17 ☐ ITEM 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☒ NO ☐

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	14

	A. Directors and Senior Management	14

	B. Compensation	15

	C. Board Practices	15

	D. Employees	16

	E. Share Ownership	16

Item 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	16

	A. Major Shareholders	16

	B. Related Party Transactions	16

	C. Interests of Expert and Counsel	16

Item 8.	FINANCIAL INFORMATION	16

Item 9.	THE OFFER AND LISTING	17

	A. Offer and Listing Details	17

	B. Plan of Distribution	17

	C. Markets	17

	D. Selling Shareholders	17

	E. Dilution	17

	F. Expenses of the Issue	17

Item 10.	ADDITIONAL INFORMATION	18

	A. Share Capital	18

	B. Memorandum and Articles of Association	18

	C. Material Contracts	18

	D. Exchange Controls	18

	E. Taxation	19

	F. Dividends and Paying Agents	23

	G. Statements by Experts	23

	H. Documents on Display	23

	I. Subsidiary Information	23

Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	23

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

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 - KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following tables present our  statement of operations and balance sheet data for the periods and as of the dates indicated. We derived the selected  statements of operations data for the years ended December 31, 2013 and 2012, and the selected  balance sheets data as of December 31, 2013 and as of December 31, 2012 from our  financial statements included in Item 18 of this Annual Report, which have been prepared in accordance with generally accepted accounting principles as applied in the United States, or U.S. GAAP. Our  financial statements have been audited by Ziv Haft independent registered public accounting firm, a BDO member firm. The selected  financial data as of December 31, 2011, 2010, and 2009, for the year ended December 31, 2011, December 31, 2010 and December 31, 2009 is derived from our audited financial statements not included in this annual report which have been prepared in accordance with U.S. GAAP. You should read the selected  financial data set forth below together with our  financial statements included elsewhere in this Annual Report on Form 20-F. See "Item 5. Operating and Financial Review and Prospects."

STATEMENTS OF OPERATIONS DATA
U.S. dollars

	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31	Year ended December 31
	2013	2012	2011	2010	2009

Revenues	$-	$-	$-	$-	$-
Cost of revenues	-	-	-	-	-

Gross Profit	-	-	-	-	-

Operating expenses:

General and administrative	5,800	5,000	10,000	10,000	-
Gain on sale of Intellectual Property	-	-	-	-	(250,000)
Total operating expenses (income)	(5,800)	(5,000)	(10,000)	10,000	(250,000)

Operating loss (income):	(5,800)	(5,000)	(10,000)	10,000	(250,000)

Financial expenses, net	-	-	-	21,544	180,908

Income loss (profit) before Taxes on Income	(5,800)	(5,000)	(10,000)	31,544	(69,092)
Taxes on income	-	-	-	-	-

Net loss (income)	(5,800)	(5,000)	(10,000)	31,544	(69,092)
Net income (loss) attributable to no controlling interest	-	-	-	-	50,000

Net loss (income) attributable to the Company	(5,800)	(5,000)	(10,000)	31,544	(19,092)

Basic and diluted net income (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698	32,315,698	32,315,698	32,315,698

BALANCE SHEET DATA
U.S. dollars

	December 31,
	2013	2012	2011	2010	2009
	$

Working capital	$(50,800)	$(45,000)	$(40,000)	$(2,846,091)	$(2,255,638)
Total assets	$-	$-	$-	$-	$-
Total liabilities	$(50,800)	$(45,000)	$(40,000)	$(2,846,091)	$2,814,547
Deficiency	$(50,800)	$(45,000)	$(40,000)	$(2,846,091)	$2,814,547

GOING CONCERN

We have not generated revenues in the last five years,. In their report to the shareholders dated July 31, 2014 which is part of the financial statements included under Item 18 of this Annual Report, our auditors stated that there is a substantial doubt about the Company’s ability to continue as a going concern. The  financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

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

IF WE ARE UNABLE TO OBTAIN FINANCING NECESSARY TO SUPPORT OUR OPERATIONS, WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN.

We have generated revenues since inception through fiscal 2007, but following the sale of our entire assets, we do not have an adequate source of cash and remain a shell company. On December 31, 2013, we had an accumulated deficit $4,878,702. Furthermore, in their report to the shareholders dated July 31, 2014 which is part of the financial statements included under Item 18 of this Annual Report on Form 20-F, our auditors stated that there is a substantial doubt about the company's ability to continue as a going concern.

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

There is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the courts of the United States. However, under Isle of Man common law, a foreign judgment in person am given by the court of a foreign country with jurisdiction to give that judgment may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

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

WE ARE SUBJECT TO THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT AND OUR COMPLIANCE REQUIRES SUBSTANTIAL EXPENSES.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures. Our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2013. Our compliance with Section 404 will require that we incur substantial expense and expend significant management efforts.

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

ITEM 4 - INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated in the Isle of Man on July 11, 2006 as a wholly owned subsidiary of EZTrader, Inc. (“EZTrader”), previously known as Win Global Markets, Inc., (“WGMI”). Which shares were quoted on the over-the-counter bulletin board in the US up to August 2013. Both our legal and commercial name is Gaming Ventures plc. We operate under the Isle of Man's Companies Acts 1931 to 2004. Our principal executive offices are located at Burleigh Manor, Peel Road, Douglas, Isle of Man, and our telephone number there is (44) 1624 626586.

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

We did not generate any revenues from operations in fiscal 2013 and 2012.

C. ORGANIZATIONAL STRUCTURE

We have no subsidiaries. Until July 17, 2014, we were a wholly owned subsidiary of EZTrader. On July 17, 2014, Maclou Private Equity Limited, a Cypriot corporation wholly owned by Shimon Citron, the CEO of our company and EZTrader, acquired 32,315,698 ordinary shares of our company in consideration for these shares’ nominal value in the amount of $3,232, paid to EZ Trader Inc.

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

Our significant accounting policies are discussed in Note 2 of the notes to the  financial statements, "Significant Accounting Policies", included elsewhere in this Annual Report on Form 20-F.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2013, the FASB issued Accounting Standard Update (“ASU”) 2013-02, “Intangibles—Goodwill and Other (Topic 350): Testing Indefinite Intangibles Assets for Impairment,” which amended the guidance in ASC 350-30 on testing indefinite-lived intangible assets, other than goodwill, for impairment allowing an entity to perform a qualitative impairment assessment. If the entity determines that it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of indefinite-lived intangible assets for impairment is not required and the entity would not need to calculate the fair value of the asset and perform a quantitative impairment test. In addition, the standard did not amend the requirement to test these assets for impairment between annual tests if there is a change in events or circumstances; however, it revised the examples of events and circumstances that an entity should consider in interim periods, which are identical to those assessed in the annual qualitative assessment described above. ASU 2013-02 was effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2013, with early adoption being permitted. The Company believes that the adoption of this standard will not have a material impact on its  financial statements.

In December 2012, the FASB issued ASU No. 2012-11, “Balance Sheet (210): Disclosures about Offsetting Assets and Liabilities,” which requires additional disclosures about the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. In January 2013, the FASB issued ASU No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.” The Company believes that the adoption of both the standard and the update will not have a material impact on its  financial statements.

YEARS ENDED DECEMBER 31, 2013 AND 2012

A. OPERATING RESULTS

RESULTS OF OPERATIONS

GENERAL AND ADMINISTRATIVE

General and administrative expenses for 2013 amounted to $5,800 compared with $5,000 in 2012 and included of professional fee.

NET INCOME/LOSS

Net loss attributable to the Company for the year ended December 31, 2013 was $5,800 compared to a net loss of $5,000 for the year ended December 31, 2012. Net loss per share attributable to the company for 2013 and 2012 was $0.00.

Our weighted average number of ordinary shares used in computing basic and diluted net loss per share for the years ended December 31, 2013, and December 31, 2012 was 32,315,698.

YEARS ENDED DECEMBER 31, 2013 AND 2012

B. LIQUIDITY AND CAPITAL RESOURCES

Operating activities used cash was $0 for the years ended December 31, 2013 and 2012 .

In fiscal 2013 and 2012 we did not generate or use any cash flows from financing activities or investing activities. Currently, the Company has no business activity and has no future plans to gain liquidity.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company did not conduct research and development activities during fiscal 2013 and 2012.

D. TREND INFORMATION

None.

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

None.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below is information concerning our executive officers and directors as of December 31, 2013.

Name	Age	Position
Shimon Citron	58	Chief Executive Officer, Director
Sami Sassoun	46	Chief Financial Officer, Director

Mr. Shimon Citron was nominated as CEO and director on December 1, 2008. Mr. Citron founded Win Gaming Media, Inc., in 2001 and has held the positions of Chief Executive Officer and director of Win Gaming Media, Inc., our parent company, from inception and until May 8, 2007, and from June 19, 2008 to date.

Mr. Sassoun was nominated as our CFO and director, on March 1, 2014. In addition, Mr. Sassoun was nominated as Chief Financial Officer and director of Win Gaming Media, Inc., our parent company, on March 1,2014. Since December 2009 Mr. Sassoun had a private consulting practice focused on raising debt and equity for private and public companies. Mr. Sassoun has served as the CFO of Brean Murray, an independent investment bank which provides equity research, corporate finance and advisory investment banking, equity institutional sales and trading. Mr. Sassoun began his financial career in 1989 with J.H Cohn, a public accounting firm. Mr. Sassoun holds a B.S Degree in Accounting from Rutgers University and is a Certified Public Accountant.

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

Subject to the provisions of the Companies Acts 1931 to 2004 ("Acts"), the directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held, but no longer holds, any executive office or employment with the Company or with anybody corporate which is or has been a subsidiary of the Company or a predecessor of the Company or of any such subsidiary and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

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

An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointer is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointer as a director in his absence, but shall not be entitled to receive any remuneration from the Company for his services as an alternate director. An alternate director who is also a director or who acts as an alternate director for more than one director shall have one vote for every director represented by him in addition to his own vote if he is also a director. An alternate director, in his capacity as such, is not entitled to vote on a resolution on which his appointer is not entitled to vote.

An alternate director shall cease to be an alternate director for his appointer if his appointer ceases to be a director but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires; any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

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

D. EMPLOYEES

We have no employees. Currently, we receive from Win Global Markets (Israel) Ltd. all administrative services and management, including the services of Shimon Citron, our Chief Executive Officer who is also EZTrader Chief Executive Officer and a sole owner of Maclou Private Equity Limited, and of Sami Sassoun, our Chief Financial Officer, who is also EZTrader’s Chief Financial Officer. All of EZTrader's officers are based in Israel.

E. SHARE OWNERSHIP

Until July 17, 2014, WGMI, was our parent company and sole shareholder. Since July 17, 2014, Maclou Private Equity Limited, our parent company and sole shareholder, owns 32,315,698 ordinary shares of our company.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION

A. MAJOR SHAREHOLDERS

Until July 17, 2014, all of our issued 32,315,698 ordinary shares were owned by EZTrader. Since July 17, 2014, all of our issued 32,315,698 ordinary shares are owned by Maclou Private Equity Limited. We have no other shareholders.

B. RELATED PARTY TRANSACTIONS

As mentioned above, on July 17, 2014   Maclou Private Equity Limited, a corporation wholly owned by Shimon Citron, our CEO and the CEO of EZTrader, acquired 32,315,698 ordinary shares of our company in consideration for these shares’ nominal value in the amount of $3,232 paid to EZ Trader. Inc.

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

Distributions on Ordinary Shares

We have never paid cash dividends on our ordinary shares, and we do not intend to pay cash dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares (including the amount of any applicable tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. In general, preferential tax rates not exceeding 15% for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts (these preferential rates are scheduled to expire for taxable years beginning after December 31, 2013, after which time, dividends are scheduled to be taxed as ordinary income rates and long-term capital gains are scheduled to be taxed at rates not exceeding 20%). For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program.

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

Medicare Contribution Tax

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed, in each case to the extent that their total adjusted income exceeds applicable thresholds.

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

We believe that we were not a PFIC for 2013 or prior taxable years. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. Holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event we that qualify as a PFIC.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding (currently at a rate of 28%, but scheduled to increase to 31% for taxable years beginning after December 31, 2013) with respect to cash dividends and proceed from a disposition of ordinary shares. In general, back-up withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made after December 31, 2013 to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our common stock. See “Non-U.S. Holders of Ordinary Shares.”

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own ordinary shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, ordinary shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (i) the foreign financial institution undertakes specified diligence and reporting obligations or (ii) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. The HIRE Act applies to payments made after December 31, 2013. You should consult your tax advisor regarding the HIRE Act.

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

As of December 31, 2013 we have no material assets or liabilities.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2013, an evaluation was carried out under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) under the Exchange Act). These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information is accumulated and communicated to our management, including our CEO and CFO, to allow timely decisions regarding required disclosure. Based upon that evaluation, the CEO and the CFO concluded that, as of December 31, 2013, the design and operation of these disclosure controls and procedures were not sufficiently effective at ensuring that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms because of the certain material weakness identified by our management and discussed below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and board of directors regarding reliability of financial reporting and  the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Tread way Commission in Internal Control-Integrated Framework. Based on our evaluation and the material weakness described below, our management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2013.

Our management has identified certain control deficiencies regarding lack of segregation of duties and high level controls. Our management believes that this material weakness is due to the small size of the Company’s staff and the fact that we are currently an inactive shell company.

The ineffectiveness of internal control as of December 31, 2013 stemmed in large part from our current status as a non active shell company. Although we believe the time to adapt in the next year may help position us to provide improved internal control functions into the future, in the interim, these changes caused certain control deficiencies, which in the aggregate resulted in a material weakness.

(c) Attestation Report of the Registered Public Accounting Firm

Not required.

(d) Changes in Internal Control Over Financial Reporting

During the period covered by this report, there  was no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ziv Haft independent registered public accounting firm, a member of the BDO network, our independent registered public accounting firm, billed for the years ended December 31, 2013 and 2012:

Fee Category	2013	2012
Audit Fees (1)	$5,800	$5,000
Total Fees	$5,800	$5,000

(1) Consists of fees for professional services rendered in connection with the audit of our financial statements for the years ended in December 31, 2013 and 2012.

We do not currently have any pre-approval policies. Rather, our board which currently performs the functions of an audit committee pre approves services on a case by case basis.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS OF AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

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

101
The following financial information from our Annual Report on Form 20-F for the year ended December 31, 2013, formatted in Extensible Business Reporting Language (XBRL): (i) Balance Sheets; (ii) Statements of Operations; (iii) Statements of Changes in Deficiency; (iv) Statements of Cash Flows; and (v) Notes to the Financial Statements, tagged as blocks of text and in detail (furnished herewith).

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

GAMING VENTURES PLC

By:	/s/ Shimon Citron
Shimon Citron, Chief Executive Officer

By:	/s/ Sami Sassoun
Sami Sassoun, Chief Financial Officer and Principal Accounting Officer

Date:  July 31, 2014

GAMING VENTURES PLC

 FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

GAMING VENTURES PLC.

We have audited the accompanying balance sheets of Gaming Ventures Plc. (the "Company") as of December 31, 2013 and 2012 and the related statements of operations and comprehensive income, changes in deficiency and cash flows for the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 the results of its operations and cash flows for the two years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1e to the financial statements, the Company has an accumulated deficit, has not generated positive cash flows since inception that raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

Tel Aviv, Israel
June  11, 2014
Ziv Haft Certified Public Accountants (Isr.) BDO Member Firm

GAMING VENTURES PLC
BALANCE SHEETS

U.S. dollars

	December 31,
	2013	2012
LIABILITIES AND DEFICIENCY

CURRENT LIABILITIES:
Related parties (Note 3):	$50,800	$45,000

Total liabilities	50,800	45,000

DEFICIENCY (Note4):
Common stock of £0.0001 par value:
Authorized: 55,000,000 shares at December 31, 2013 and 2012; Issued and outstanding: 32,315,698 shares at December 31, 2013 and 2012	5,960	5,960
Additional paid-in capital	4,821,942	4,821,942
Accumulated deficit	(4,878,702)	(4,872,902)

Total deficiency	(50,800)	(45,000)

Total liabilities and deficiency	$-	$-

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
STATEMENTS OF OPERATIONS AND COMPERHENSIVE INCOME

U.S. dollars, except share data

	Year ended December 31
	2013	2012

Revenues	-	-
Cost of revenues	-	-
Gross Profit	-	-
Operating expenses:
General and administrative	5,800	5,000
Total operating expenses	5,800	5,000

Operating loss:	5,800	5,000
Financial expenses, net	-	-
Loss before Taxes on Income	5,800	5,000
Taxes on income	-	-
Net loss	5,800	5,000
Other comprehensive income, net of tax:	-	-
Total comprehensive loss	5,800	5,000

Basic and diluted net income (loss) per share	$0.00	$0.00

Weighted average number of common stock used in computing basic and diluted net profit (loss) per share	32,315,698	32,315,698

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
STATEMENTS OF CHANGES IN DEFICIENCY

U.S. dollars, except share data

	Common stock	Share capital	Additional paid-in capital	Accumulated deficit	Total deficiency
	Number	Amount

Balance at December 31, 2011	32,315,698	$5,960	$4,821,942	$(4,867,902)	$(40,000)

Net loss	-	-	-	(5,000)	(5,000)

Balance at December 31, 2012	32,315,698	$5,960	$4,821,942	$(4,872,902)	$(45,000)

Net loss	-	-	-	(5,800)	(5,800)

Balance at December 31, 2013	32,315,698	$5,960	$4,821,942	$(4,878,702)	$(50,800)

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
STATEMENTS OF CASH FLOWS

U.S. dollars, except share data

	Year ended December 31
	2013	2012
Cash flows from operating activities:

Net loss attributable to the Company	$(5,800)	$(5,000)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Increase in related parties	5,800	5,000
Net cash used in operating activities	-	-

Decrease in cash and cash equivalents	-	-
Cash and cash equivalents at the beginning of the period	-	-
Cash and cash equivalents at the end of the period	$-	$-

The accompanying notes are an integral part of the  financial statements.

GAMING VENTURES PLC
NOTES TO  FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.
Gaming Ventures Plc (“Gaming Ventures”), was incorporated under the laws of the Isle of Man on July 11, 2006. Gaming Ventures had 80% equity interest in RNG Gaming Ltd ("RNG") which has filed for voluntary dissolution in 2009. Following the sale of RNG' Intellectual Property  Gaming Ventures no longer offer any development work and software licensing for third parties and is currently a shell company.

b.
On August 4, 2006, Gaming Ventures filed with the Securities and Exchange Commission ("SEC") a registration statement on Form 20-F. As a result, Gaming Ventures is a separate reporting entity with the SEC that has the reporting obligations of a foreign private issuer. The company shares are not tradable.

c.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has accumulated deficit of 4,878,702 and has not generated positive cash flows or profit since inception that raises substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

a.	Use of estimates:

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

GAMING VENTURES PLC
NOTES TO  FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT): Holdings

c.	Basic and diluted net income (loss) per share-EPS:

Basic net income (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Diluted loss per share is computed based on the weighted average number of common shares outstanding during each year, plus dilutive potential common shares considered outstanding during the year. For each of the years ended December 31, 2013 and 2012, the Company incurred a net loss and therefore no diluted EPS was presented.

NOTE 3:-	RELATED PARTIES

This balance is a current account between the company and related company.

NOTE 4:-	SHARE CAPITAL

a.	Shareholders' rights:

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

NOTE 5:-	INCOME TAXES

The Company is incorporated in the Isle of Man and therefore is not taxable.